The Goldman Sachs Approach

20[illegible] ANNUAL REPORT

Goldman
Sachs

FINANCIAL HIGHLIGHTS

($ AND SHARE AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	AS OF OR FOR THE YEAR ENDED NOVEMBER 2005	2004	2003
OPERATING RESULTS			
Net revenues			
Investment banking	$ 3,671	$ 3,374	$ 2,711
Trading and principal investments	16,362	13,327	10,443
Asset management and securities services	4,749	3,849	2,858
Total net revenues	24,782	20,550	16,012
Pre-tax earnings	8,273	6,676	4,445
Net earnings	5,626	4,553	3,005
Net earnings applicable to common shareholders	5,609	4,553	3,005
COMMON SHARE DATA			
Diluted earnings per common share	$ 11.21	$ 8.92	$ 5.87
Average diluted common shares outstanding	500.2	510.5	511.9
Dividends declared per common share	$ 1.00	$ 1.00	$ 0.74
Book value per common share [1]	57.02	50.77	43.60
Tangible book value per common share [2][3]	45.72	40.91	33.56
Ending stock price	134.12	104.84	96.08
FINANCIAL CONDITION AND OTHER OPERATING DATA			
Total assets	$706,804	$531,379	$403,799
Long-term borrowings	100,007	80,696	57,482
Total shareholders' equity	28,002	25,079	21,632
Leverage ratio [4]	25.2x	21.2x	18.7x
Adjusted leverage ratio [5]	18.2x	15.1x	16.5x
Debt to equity ratio [6]	3.6x	3.2x	2.7x
Return on average common shareholders' equity [7]	21.8%	19.8%	15.0%
Return on average tangible common shareholders' equity [8]	27.6%	25.2%	19.9%
SELECTED DATA			
Total employees	22,425	20,722	19,476
Assets under management ($ IN BILLIONS)	$ 532	$ 452	$ 373

[1] Book value per common share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 460.4 million, 494.0 million and 496.1 million as of November 2005, November 2004 and November 2003, respectively.

[2] Tangible book value per common share is computed by dividing tangible common shareholders' equity by the number of common shares outstanding, including restricted stock units granted to employees with no future service requirements.

[3] Tangible common shareholders' equity equals total shareholders' equity less preferred stock and goodwill and identifiable intangible assets. See "Financial Information—Management's Discussion and Analysis—Capital and Funding" for further information regarding our calculation of tangible common shareholders' equity.

[4] Leverage ratio equals total assets divided by total shareholders' equity.

[5] Adjusted leverage ratio equals adjusted assets divided by tangible equity capital. See "Financial Information—Management's Discussion and Analysis—Capital and Funding" for further information regarding adjusted assets, tangible equity capital and our calculation of adjusted leverage ratio.

[6] Debt to equity ratio equals long-term borrowings divided by total shareholders' equity.

[7] Return on average common shareholders' equity is computed by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity.

[8] Return on average tangible common shareholders' equity is computed by dividing net earnings applicable to common shareholders by average monthly tangible common shareholders' equity. See "Financial Information—Management's Discussion and Analysis—Results of Operations" for further information regarding our calculation of return on average tangible common shareholders' equity.

As open markets and global finance transform economies, capital markets will play an increasingly vital role in connecting the capital and ideas necessary for growth. Goldman Sachs operates at the very center of this vast change, and as a catalyst for financial progress, fosters entrepreneurship, innovation, efficiency and economic reform. To succeed, we must remain nimble and ready to combine capital with strategic advice to play a constructive role for our clients and in the marketplace. In any market environment, however, certain tenets of our firm remain absolute: a dedication to our clients, a determination to attract and develop talent with unsurpassed market expertise and a commitment to our culture of excellence, teamwork and integrity. With this as our focus, we believe Goldman Sachs will be well positioned not only to respond to change, but to anticipate it in ways that best serve our clients and our shareholders.



Henry M. Paulson, Jr., *CHAIRMAN AND CHIEF EXECUTIVE OFFICER*

Lloyd C. Blankfein, *PRESIDENT AND CHIEF OPERATING OFFICER*



Fellow Shareholders:

This past year was a successful one for Goldman Sachs, reflecting both a robust market environment and strong performance across all of our major businesses. For 2005, net revenues increased 21% to $24.8 billion and net earnings rose 24% to $5.6 billion. Earnings per diluted common share (EPS) were up 26%. Our return on average tangible common shareholders' equity was 28%. Book value per common share has grown from $20.94 at the end of our first year as a public company in 1999 to $57.02 at our fiscal year-end on November 25, 2005, an annually compounded rate of 18% over this period.

Although Goldman Sachs cannot control the business environment in which we operate and we fully expect to encounter far more difficult years than 2005, we are responsible for how well we identify and capitalize on the opportunities potentially available to us. Our ability to do this is dependent on the long-term strength of our franchise. That strength is rooted in deep client relationships, market knowledge, risk management expertise and leading positions in the most important financial markets around the world. These attributes have allowed us to grow our net revenues at an annually compounded rate of 11%—nearly twice the rate of global GDP growth—since 1999.

Structural Developments in Financial Markets and Evolving Client Needs

In this year's letter, we want to discuss the broad structural trends that are driving financial markets and how Goldman Sachs, by leveraging the skills and market knowledge of our people, is responding to these trends to best meet the needs of our clients and, by extension, provide value to our shareholders.

The Global Integration of Economies and Markets

It is easy to get lost in abstraction when discussing capital markets, but the global integration of economies and markets holds the promise of a more prosperous and secure world. We are convinced of the power of globalization to effect positive change by promoting growth, creating jobs, fostering competition and encouraging reform. As such, we consider it appropriate to speak about broad issues related to international trade, investment and economic reform in developed and less developed countries.

Still, the competition for capital, resources and labor can be a wrenching process. While it is important not to minimize the cost of dislocation, increasing global financial integration can channel savings into projects that will maximize global economic growth. This will provide governments, investors and society, more broadly, the means to meet their future liabilities. Given the aging populations in Western Europe, Japan and the United States, these needs become more pressing each day.

One clear consequence of economic and financial integration is the rise of global competition for capital. Investors are able to allocate their capital far more directly than in previous decades. They are less interested in the particular market on which a company is listed, and instead are more focused on the fundamentals of the environments in which the company operates and on its performance relative to global peers.

We believe that global capital markets will play a vital role as countries pursue market-based reform. For instance, as China transforms itself from a manufacturer of low-cost goods to a higher value-added producer, it will need the capital allocation that deep, liquid financial markets can provide. Over the last 20 years, economic growth in China and India has begun to lift hundreds of millions of people out of extreme poverty. Capital flows have increased significantly as investors around the world have sought to participate in this growth. In Japan, reform seems to be lifting the economy out of its lengthy stagnation, attracting increasing levels of foreign capital as investors respond to signs of a recovery and growing domestic demand. Dynamic growth in China and India, the economic renaissance in Japan, and encouraging indications of a recovery in the German economy are among the focal points for global capital flows and they offer attractive opportunities for global investment banks.

Price Discovery as a Commodity

As global economic integration—and the technological advances that help fuel it—continue to reshape markets, the role of financial intermediaries has evolved. Not so long ago, investment banks were paid by clients to establish or determine the prevailing bid or ask price for a stock, bond or other financial instrument. The advent of electronic execution and price display systems, providing instantaneous access to market data, has reduced execution costs and increased trading volumes. This has permitted us to substitute technology for human capital in markets where price discovery has become commoditized, while creating opportunities to offer both high-volume, commodity-like securities trades and more sophisticated and higher value-added services.

Advice Across the Capital Spectrum

Investment banks still provide value-added judgments on the pricing of securities such as new issues, or when large positions or other liquidity restraints are involved. More frequently, however, we are asked for our advice in the design, origination, pricing and use of securities, which might impact a company's overall capital structure or help clients better manage their assets and liabilities. These instruments, most notably derivatives, have improved the ability of market participants to manage, disperse and target risk. Consequently, companies are able to think more broadly about their entire capital structure and investors have additional tools to help manage the risk in their portfolios. With more varied solutions available, we believe sound advice and market judgment are particularly important for corporate issuers and investors.

Private Pools of Capital

The development of new, sophisticated financial instruments has coincided with the proliferation and rapid growth of assets under management of private equity and hedge funds. Because hedge funds are not bound by the restrictions of the Investment Company Act of 1940, they can use strategies and instruments that "long-only" mutual funds cannot. In doing so, they seek to mitigate risk while optimizing market returns. While many of the more than 8,000 hedge funds today will over time likely fail to generate the performance they expect and may ultimately go out of business, we believe the industry, led by superior investment organizations, will continue to grow—though at a slower rate—consolidate and evolve. For investors, the need to generate higher returns while diversifying risk makes hedge funds a permanent fixture on the investment landscape. Although the approximately $1 trillion managed by hedge funds represents a small portion of total assets under management globally, their influence is disproportionate to their size. They provide significant levels of liquidity and, as a result, influence prices for securities across virtually all markets.

Although an increasing number of hedge funds are participating in private equity-style investments, providing bridge loans or other types of financing or engaging in real estate transactions, we believe that private equity firms will continue to play a distinctive and significant role in buying and selling companies. Today, capital invested in private equity has surpassed $1 trillion, and in 2005, ten firms had either raised or were in the process of raising individual funds of more than $5 billion. We expect this trend to continue. The amount of capital raised and private equity firms' ability to deploy that capital is likely to increase financial sponsors' share of total mergers and acquisitions activity over time.

Commitment of Capital

Another key trend is the increasing demand from clients for investment banks to combine capital and advice. In other words, investment banks are expected to commit more of their own capital when executing transactions. This can mean hedging a corporate client's exposure to currency fluctuation in a cross-border acquisition, guaranteeing an execution price to a client selling a large block of debt or equity, or providing the financing for a corporate client involved in a leveraged buyout. Investment banks are increasingly using their own balance sheets to extend credit to clients, to assume market risk on their behalf and sometimes to co-invest alongside them.

Our Business

We believe that a differentiating strength of Goldman Sachs is our nimbleness in adapting to changing market trends in order to meet the needs of our clients. We are a client-driven firm and, because of this, we remind ourselves continually that we are only as good as our clients think we are.

Investment Banking

One important manifestation of our commitment to serving our clients is the quality and global breadth of our corporate investment banking franchise. In our corporate advisory business, our global preeminence in mergers and acquisitions is a direct result of the creativity, knowledge and client focus of our people. Their value is evidenced each day in the strategic advice we provide to companies—practical, well-informed advice grounded in the breadth and depth of our knowledge of, and participation in, financial markets around the world. Through our leading position in the market as an underwriter of a company's debt or equity instruments, we help clients raise capital to build new businesses or strengthen existing ones. In the process, we commit our capital to help our clients meet their financing needs on the most attractive terms available. Investment banking serves as the main initial point of contact with all of Goldman Sachs for our clients to find creative and comprehensive solutions to complex problems.

Integrating Advice and Capital

Our sales and trading activities are sometimes thought to be divorced from our client businesses. The reality is quite different. As the capital markets have evolved, creating an increasingly greater nexus between capital and advice, so has the role of financial intermediary.

Today, we provide integrated solutions that help our clients to manage, disperse, reduce or aggregate risk in order to achieve their objectives. We serve a broad array of corporate, government, institutional and high-net-worth clients around the world. An important reason these clients come to Goldman Sachs is that we are well suited to integrate strategic advice, market knowledge, risk management expertise, and financing and trading skills. Our culture of teamwork strengthens our position as the advisor, financier, co-investor and financial intermediary of choice.

Securities Sales and Trading

Our securities sales and trading businesses include dozens of distinct areas from equity products and currency options to structured credit and energy futures—and each of these businesses has many sub-businesses around the world. They allow us to provide our investing and corporate investment banking clients with liquidity, capital, market access and knowledge as well as risk management expertise.

In the securities markets, the needs of our investing clients and the volatility of markets do not always present a simple choice between assuming and avoiding risk. Certainly, a significant portion of our business occurs when we act as agent. We do so, for example, through our strong market position in electronically executing equities transactions. Today, more than 2,000 organizations around the world use our REDIPlus® direct market access system and our algorithmic execution tools. In aggregate, we trade some 650 million shares per day on an agency basis through these electronic execution channels, offering single stock and portfolio level capabilities.

While we have seen rapid growth in low-touch, low-commission electronic trading, we also have experienced a marked increase in principal trading in recent years. In our equities business, commissions represent the largest single revenue stream. However, the bulk of these commissions are earned because we assume market risk or make a capital commitment to execute client trades. Some may confuse acting as a principal with taking a proprietary position. As a principal, we assume market risk to facilitate trades for our clients. Our clients expect us to provide the necessary liquidity, as a market maker, to ensure that buyers and sellers can complete their trades. In doing so, sometimes we either opt or are forced by market conditions to hold positions in the near term, while a client's transaction, the underlying reason for the trade, is completed.

The vast majority of our trading revenue is generated from our role as a financial intermediary and broker to our investing clients. Year after year, we serve the same clients who have come to rely on our advice, market insight, risk appetite and execution capability to help them navigate the securities markets. An increasing percentage of our sales and trading revenue comes from our derivatives and structured products businesses. We are a leader in credit derivatives and see significant growth opportunities in this area as well as in other derivative products in the years ahead. Our sales and trading activities produce a diverse revenue stream that has attractive long-term growth potential and is protected by a strong global franchise with high barriers to entry. These revenues, however, like any based on capital market conditions and customer activity levels, are difficult to predict, particularly on a quarterly basis.

In addition, we have proprietary investing groups in the securities divisions that have been a successful part of our business for many decades. These businesses, where we invest the firm's own capital, have generated high returns over time and increase the diversity of our business mix. They also contribute to our franchise as we co-invest or provide capital to meet client needs.

Investment Management

We are proud of the steady, organic growth of our investment management business. Assets under management have more than doubled to $532 billion since we went public, and today we manage more than $100 billion in each of our main categories of money markets, fixed income and currency, equity and alternative investments. In 2005 alone, we raised $63 billion of new, fee-based client assets including significant year-over-year growth in fee-based assets in our private wealth management business serving high-net-worth clients. A portion of our assets under management provides us with a growing opportunity to supplement our base level of revenues with considerable incentive revenues earned when we achieve strong returns for our clients, as we were able to do in 2005.

Hedge Funds and Private Equity

The considerable growth in private pools of capital—namely, hedge funds and private equity—has had an impact on all of our major business lines, and Goldman Sachs is well positioned to benefit from their continued growth. Our securities services business provides prime brokerage services, which include financing, securities lending and fund administration for many of the world's largest hedge funds. Goldman Sachs entered this business more than 20 years ago, long before most of our competitors. Our experience and client focus have firmly established us as an industry leader with a formidable market share. And this is one of our fastest growing businesses. Over the last five years, our client base has doubled in size, assets have more than tripled and we have significantly expanded our international footprint. We believe that the hedge fund industry is still in its infancy, and we are poised to capitalize on its long-term growth.

We were also an early entrant in the alternative asset management space and today within our asset management unit we are one of the largest managers of direct hedge fund and hedge fund of funds assets as well as private equity portfolios of funds. At the same time, we have built a strong advisory business focused on hedge funds and private equity firms, providing them with mergers and acquisitions advice, hedging and capital market solutions. Over the last three years, Goldman Sachs has advised on more mergers and acquisitions and led more underwritings for this client base than any of our competitors.

Our principal investments group—which, in 2005, raised an $8.5 billion corporate investment fund and a $3.8 billion real estate fund, both, our largest ever—has also co-invested alongside our private equity clients in recent years. In an era of increasingly large and complex transactions, the spreading of risk and sharing of expertise are essential. Many of these co-investments arise directly from our strong relationships with our private equity clients.

Client Trust and Business Judgment

No matter what the transaction, the litmus test for us is always the trust of our clients. If real or perceived conflicts of interest raise fundamental questions in our clients' minds, all aspects of our business will be hurt. Strong business judgment, grounded in integrity, is at the core of everything we do. It is how we protect our reputation, deepen the trust of our clients and enhance shareholder value. In the last year, we embarked on an important initiative at Goldman Sachs, the Chairman's Forum, which placed a great deal of emphasis on business judgment and accountability.

Over the course of 25 sessions around the world, each lasting more than six hours, we met with approximately 1,200 managing directors in groups of 50 or so to discuss their responsibilities as leaders. Through case studies and frank dialogue, we examined our responsibilities as managers, leading by example and exercising difficult judgments through teamwork.

In 2006, we are extending the Forum to our 7,000 vice presidents. We intend to convey to each of them that commercial success and our reputation for integrity and judgment go hand in hand.

Our Culture and Goldman Sachs Alumni

Our culture of excellence, teamwork and integrity defines Goldman Sachs. These shared values transcend the firm and are exemplified in our alumni. Many of these individuals become our clients, pursue lifelong interests outside the securities industry or go into public service. This last point merits particular mention. Goldman Sachs has a long tradition of public service. Many of our people have gone on to significant positions in government and the not-for-profit sector and their achievements are a source of pride for all of us.

The Future

In the course of Goldman Sachs' history, the firm has developed four underlying strengths that serve us well today and will, we trust, do so in the future: (1) we have client relationships that we believe are second to none; (2) we have a track record of anticipating and adapting to client needs, market opportunities and longer term market trends; (3) we have developed best-in-class trading and risk management capabilities; and (4) we have a culture that allows us to attract, develop, motivate and retain exceptional professionals and encourages them to work together in a real spirit of teamwork.

Looking ahead, we see favorable conditions globally, buoyed by strong economic growth. This is particularly encouraging because, for more than a year, we have experienced rising short-term interest rates in the United States, which in the past, has often been a precursor to a slowing economy. Nonetheless, there are clear risks: significant structural imbalances in the global economy, from the current account deficit in the United States to weak domestic demand in much of Europe and Asia; an increased global reliance on commodities, like oil and natural gas; and a world awash in liquidity. This last condition is forcing investors to accept greater risk as they reach for returns and, as a consequence, continues to drive risk premiums to historically low levels. Finally, the fact that the global financial system is increasingly integrated and closely connected means, notwithstanding the tremendous benefits it offers, that shocks to the system have the potential to be dramatically accentuated in both speed and complexity.

An important part of our job of managing the firm is to prepare for such risks, including those that may have a low probability of occurring, but could have significant adverse consequences for financial markets and our business. This responsibility is embedded in our risk management processes, our technology and, not least, the foresight of our people.

Our franchise, with strong leadership positions in the United States, Europe and Asia, allows Goldman Sachs to operate at the center of the global economy. We believe that we are well situated to participate in the growth of key developing markets, particularly China, India, Russia and Brazil. Our businesses are strong client-driven franchises benefiting from positive long-term trends. While they do not lend themselves to predictable earnings on a quarterly basis, over the long term, we are committed to providing our shareholders with returns on equity at or near the top of our industry while continuing our successful record of growing book value and earnings per share.

HENRY M. PAULSON, JR.
Chairman and Chief Executive Officer

LLOYD C. BLANKFEIN
President and Chief Operating Officer

The Goldman Sachs approach to advice increasingly combines the commitment of our capital with strategic advice to help clients meet their goals.

In today's markets, the objectives of our clients are often multifaceted and difficult to execute. Clients look to us to provide strategic advice with risk management expertise and trading skills. This can mean putting up risk capital in order to facilitate a client's trade, complete a financing, reduce the potential downside of a transaction or provide liquidity.



CHICAGO SKYWAY

The Chicago Skyway is an eight-mile toll road that the City of Chicago decided could be better managed by a private operator. Goldman Sachs advised the city over three years, helping evaluate prospective buyers and arranging for a landmark $1.83 billion lease by Cintra Concesiones de Infraestructuras de Transporte, S.A. of Spain and Macquarie Infrastructure Group of Australia.

Goldman Sachs also helped the Skyway Concession Company, LLC, the newly formed managing entity, raise $1.4 billion of long-term debt secured by expected toll revenues. This included interest rate swaps to tailor debt payments to cash flows. Goldman Sachs underwrote the debt as a lead manager and was a counterparty to the interest rate swaps with the company, providing its capital to facilitate the transaction.

This is the first privatization of an existing toll road in the United States and provides Chicago with $500 million in new operating revenues, a medium-term reserve for budgetary relief and over $100 million for improved housing for Chicago residents. The transaction demonstrates how privatizations can fund municipal assets and how the firm can leverage global capabilities to blend advice and capital for clients.



“We worked with WHSmith on a significant change to the investment strategy in its pension scheme. We combined corporate finance advice, innovation in structured solutions and a commitment to take on substantial capital markets risk.”

Stuart Cash, Investment Banking


Paul Caldwell, Fixed Income, Currency and Commodities


Pauline Zaanen, Investment Banking

“We have a long-standing relationship with MeadWestvaco. Most recently, we were involved in nearly all aspects of the sale of its papers business for $2.3 billion, which helped the company focus on its goal of becoming one of the world’s leading packaging companies.”

Ravi Sinha, Investment Banking


Eric Lee, Technology


Jana Hale, Equities

“We advised Lenovo on the acquisition of IBM’s PC business, which moved it from the ninth largest PC maker to the third largest in the world. We also made a $500 million bridge loan commitment that helped make the transaction possible.”

Hsueh Sung, Merchant Banking

"Chicago Skyway allowed us the opportunity to act as strategic advisor and then as debt underwriter in order to help our clients achieve their goals."

Mark Florian, Investment Banking


Masa Mochida, Investment Banking


Amna Karim, Investment Management

"In Chicago Skyway, we structured a financing solution for the unique and complex cash flows of the project that we tailored to achieve our client's commercial objectives and to offer our investing clients an attractive opportunity."

Dan Sparks, Fixed Income, Currency and Commodities


Anthony Cammarata, Services


Anthony Ling, Global Investment Research

The Goldman Sachs approach to growth **is primarily organic.**

We believe that our strategy is best executed by giving talented people the resources they need to build new and existing businesses. Whether in asset management, credit derivatives, prime brokerage or with any of our long-standing advisory relationships, we have found that high-quality talent is the most important driver of growth over time. We have demonstrated that over the long term, our approach can outperform the competition, creating value for our shareholders and career opportunities for our people.

INVESTMENT MANAGEMENT BUSINESS

The Goldman Sachs growth story is well illustrated by the strategies and performance of our investment management business. Since Goldman Sachs committed to building a world-class investment management capability, the vast majority of our growth has resulted from building portfolio management teams and strong client relationships rather than through acquisitions. At the core of our investment philosophy is our belief that our strong risk management culture drives investment performance and client satisfaction.

The investment management platform, including asset management and private wealth management, has a total of $532 billion of assets under management (AUM). This amount represents a tenfold increase in AUM over ten years and has been driven by strong investment performance in our funds, a track record of raising assets from sophisticated investors and a commitment to client service.

"Client demand for sophisticated tools like our REDIPlus trading platform and algorithmic trading has led us to make the investment necessary to bring these trading tools here to Asia."

Gene Reilly, Equities



Charlotte Ransom, Fixed Income, Currency and Commodities



Byron Trott, Investment Banking



"We couldn't be more pleased by the performance of our investment management team. They have delivered on clients' expectations of Goldman Sachs service and shareholders' expectations of steadily growing revenues."

Hank Paulson, Executive Office



Amit Shah, Equities



Katherine Liu, Merchant Banking



Kerry Blum, Equities

"We have reinvented ourselves many times, and it is that reinvention and creativity that keep us alive."

Trey Griggs, Fixed Income, Currency and Commodities



David Greenwald, Legal and Management Controls



Michael Sherwood, Fixed Income, Currency and Commodities

"The uniqueness of our Beijing team is that we can present our Chinese clients a team of domestic experts with deep experience in executing transactions in China."

Lauren Dang, Investment Banking



Leslie Rubler, Private Wealth Management



Lance LaVergne, Human Capital Management

"Clients tell us that the quality of our teamwork across products and across borders makes a real difference to them. As a result, when markets expand and clients grow internationally, we tend to grow with them."

Scott Kapnick, Investment Banking



The Goldman Sachs approach to culture remains our most significant competitive advantage.

Our culture is difficult to describe in words, let alone a paragraph. It is lived. It did not appear overnight, but is a product of our history, and has been cared for by each successive generation of our people. Its hallmarks—excellence, teamwork and integrity—are grounded in strong business judgment and accountability. Our culture is energized by the commitment our people bring to their business and community lives, with teamwork always at the core of their efforts. We believe that talent and motivation can be exponentially more powerful in an environment of mutual respect, trust and collaboration.



CHAIRMAN'S FORUM

Our strong reputation is a cornerstone of our commercial success. Market growth and the complexity of our business require us to meet the highest ethical standards wherever we do business. Fast changing markets and regulatory requirements can create uncertainties. Making the wrong choice may be inadvertent, but damaging nonetheless.

In 2005, our Chairman and CEO, Hank Paulson, launched a leadership program based on the premise that leaders must set an example by demonstrating superior business judgment and fostering it in those whom they manage. The program emphasizes leadership accountability and supports this expectation with communications tools and resources to help business leaders spread this approach across the firm.

Hank personally led 25 sessions in 2005, meeting with over 1,200 managing directors around the world. In 2006, divisional leadership will lead training sessions for approximately 7,000 vice presidents across the firm.





Emma Turner, Charitable Services





Alan Cohen, Compliance

"Our culture is driven by the fact that everyone feels like they have a seat at the table, and everyone believes that everyone else's opinion is equal to their own."

Gary Cohn, Equities



David Tabora, Technology



Suzanne Nora Johnson, Global Investment Research

"You're talking about jobs, opportunities and the excitement of being at the cutting edge of new ideas."

Peter Sutherland, Executive Office



Tom Stokes, Investment Banking

"Our Chairman's Forum session generated a tremendous range of views and debate which provided invaluable learning. Moreover, having Hank Paulson share his personal experiences and perspectives on business judgment motivated us to think about our own experiences more critically."

Kieu Ly Frisby, Legal and Management Controls



Patricia Toh, Fixed Income, Currency and Commodities



David Simons, Operations





Ore Owodunni, Equities

"I have never lost sight of the larger significance of my work because I believe what we do can make an enormous difference to the community and to society."

Fred Hu, Investment Banking



Deepak Rao, Investment Banking



Fiona Erskine-Smith, Human Capital Management

"Teamwork is inherent to Goldman Sachs. Each member of our department works towards a common goal."

Paul Bernard, Global Investment Research



Armando Diaz, Equities



"Our new Public Service Program helps people serve in a non-profit organization on a full-time basis before the end of their professional careers. It's good for the non-profit, for the individual and for Goldman Sachs."

Eric Schwartz, Investment Management



Catherine Ang, Investment Management

“Thinking broadly about the issues of how we affect society around us is close to the heart of our culture. Our new environmental policy challenges us to think about new ideas and the role we can play in this serious debate.”

John F.W. Rogers, Executive Office



Sara Recktenwald, Fixed Income, Currency and Commodities

“Throughout the orientation process, we are very focused on helping new hires understand our culture and setting them up to succeed.”

Carol Pledger, Human Capital Management



Brooks Entwistle, Investment Banking



Alexander Dibelius, Investment Banking



Scott Kurtz, Investment Management

Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

Our activities are divided into three segments:



05 $3,671
04 $3,374
03 $2,711

INVESTMENT BANKING NET REVENUES (in millions)



05 $16,362
04 $13,327
03 $10,443

TRADING AND PRINCIPAL INVESTMENTS NET REVENUES (in millions)



05 $4,749
04 $3,849
03 $2,858

ASSET MANAGEMENT AND SECURITIES SERVICES NET REVENUES *(in millions)*

INVESTMENT BANKING

We provide a broad range of investment banking services to a diverse group of corporations, financial institutions, governments and individuals.

TRADING AND PRINCIPAL INVESTMENTS

We facilitate client transactions with a diverse group of corporations, financial institutions, governments and individuals and take proprietary positions through market making in, trading of and investing in fixed income and equity products, currencies, commodities and derivatives on such products. In addition, we engage in specialist and market-making activities on equities and options exchanges and we clear client transactions on major stock, options and futures exchanges worldwide. In connection with our merchant banking and other investing activities, we make principal investments directly and through funds that we raise and manage.

ASSET MANAGEMENT AND SECURITIES SERVICES

We provide investment advisory and financial planning services and offer investment products across all major asset classes to a diverse group of institutions and individuals worldwide, and provide prime brokerage services, financing services and securities lending services to mutual funds, pension funds, hedge funds, foundations and high-net-worth individuals worldwide.

Introduction

Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

Our activities are divided into three segments:

- *Investment Banking*—We provide a broad range of investment banking services to a diverse group of corporations, financial institutions, governments and individuals.
- *Trading and Principal Investments*—We facilitate client transactions with a diverse group of corporations, financial institutions, governments and individuals and take proprietary positions through market making in, trading of and investing in fixed income and equity products, currencies, commodities and derivatives on such products. In addition, we engage in specialist and market-making activities on equities and options exchanges and we clear client transactions on major stock, options and futures exchanges worldwide. In connection with our merchant banking and other investing activities, we make principal investments directly and through funds that we raise and manage.
- *Asset Management and Securities Services*—We provide investment advisory and financial planning services and offer investment products across all major asset classes to a diverse group of institutions and individuals worldwide, and provide prime brokerage services, financing services and securities lending services to mutual funds, pension funds, hedge funds, foundations and high-net-worth individuals worldwide.

Unless specifically stated otherwise, all references to 2005, 2004 and 2003 refer to our fiscal years ended, or the dates, as the context requires, November 25, 2005, November 26, 2004 and November 28, 2003, respectively.

When we use the terms "Goldman Sachs," "we," "us" and "our," we mean The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation, and its consolidated subsidiaries. References herein to the Annual Report on Form 10-K are to our Annual Report on Form 10-K for the fiscal year ended November 25, 2005.

In this discussion, we have included statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. These statements relate to our future plans and objectives, among other things. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results may differ, possibly materially, from the results indicated in these forward-looking statements. Important factors, among others, that could cause our results to differ, possibly materially, from those indicated in the forward-looking statements are discussed below under "—Certain Risk Factors That May Affect Our Business" as well as "Risk Factors" in Part I, Item 1A of the Annual Report on Form 10-K and "Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995" in Part I, Item 1 of the Annual Report on Form 10-K.

Executive Overview

Our diluted earnings per common share were $11.21 for 2005, a 26% increase compared with 2004. Return on average tangible common shareholders' equity was 27.6%[1] and return on average common shareholders' equity was 21.8%. Our results in 2005 reflected strong growth in net revenues from Trading and Principal Investments and Asset Management and Securities Services as well as higher net revenues in Investment Banking. The increase in Trading and Principal Investments reflected significantly higher net revenues in Fixed Income, Currency and Commodities (FICC), as all major businesses performed well. During 2005, FICC operated in an environment generally characterized by strong customer-driven activity, tight, but volatile, credit spreads, higher energy prices and a flatter yield curve. Net revenues in Equities also improved significantly compared with the prior year, reflecting strong performance across the business. Equities operated in an environment characterized by generally higher equity prices, improved customer-driven activity and continued low levels of market volatility. Net revenues in our Principal Investments business also increased significantly, primarily reflecting a gain on our investment in the convertible preferred stock of Sumitomo Mitsui Financial Group, Inc. (SMFG) as well as gains from real estate principal investments. The strong net revenue growth in Asset Management and Securities Services primarily reflected higher assets under management and higher customer balances in Securities Services. The increase in Investment Banking net revenues was due to significantly higher net revenues in debt underwriting and improved results in Financial Advisory, primarily reflecting an increase in industry-wide corporate activity, partially offset by lower net revenues in equity underwriting. Our investment banking backlog at the end of 2005 was significantly higher than at the end of 2004.[2]

[1] Return on average tangible common shareholders' equity is computed by dividing net earnings applicable to common shareholders by average monthly tangible common shareholders' equity. See "—Results of Operations—Financial Overview" below for further information regarding our calculation of return on average tangible common shareholders' equity.

[2] Our investment banking backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not.

Our operating results for 2005 reflected generally favorable market conditions and strong customer-driven activity levels. We continued to see favorable trading and investing opportunities for our clients and ourselves, particularly during the second half of our fiscal year. Consequently, during the second half of 2005 we increased our market risk, particularly in equities and interest rate products, to capitalize on these opportunities. Net revenues in our Equities and FICC businesses surpassed previous peak levels. Our Investment Banking net revenues reflected our best performance in four years as corporate activity continued to recover, particularly in announced and completed mergers and acquisitions and debt underwriting, although competitive pressures remained. We also continued to focus on managing our capital base, with the goal of optimizing our returns while, at the same time, growing our businesses. During 2005, we repurchased 63.7 million shares of our stock at a cost of $7.11 billion. With respect to the regulatory environment, financial services firms continued to be under intense scrutiny, with the volume and amount of claims against financial institutions and other related costs remaining significant. Given the range of litigation and investigations presently under way, our litigation expenses can be expected to remain high.

Though our operating results were strong in 2005, our business, by its nature, does not produce predictable earnings. Our results in any given period can be materially affected by conditions in global financial markets and economic conditions generally. For a further discussion of these trends and other factors affecting our businesses, see "—Certain Risk Factors That May Affect Our Business" below as well as "Risk Factors" in Part I, Item 1A of the Annual Report on Form 10-K.

Business Environment

As an investment banking, securities and investment management firm, our businesses are materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. A favorable business environment is generally characterized by low inflation, low or declining interest rates, and strong equity markets. Over the business cycle, these factors provide a positive climate for our investment banking activities, for many of our trading businesses and for wealth creation, which contributes to growth in our asset management business. Although short-term interest rates, particularly in the United States, continued to rise and the yield curve continued to flatten, economic conditions remained generally favorable during 2005, as global interest rates remained at historically low levels, core inflation was broadly contained, global equity prices generally rose and corporate activity continued to improve. For a further discussion of how market conditions can affect our businesses, see "—Certain Risk Factors That May Affect Our Business" below as well as "Risk Factors" in Part I, Item 1A of the Annual Report on Form 10-K. A further discussion of the business environment in 2005 is set forth below.

Global—After strong growth in 2004, the global economy remained solid in 2005, despite a brief period of weakness during our fiscal second quarter. Worldwide real gross domestic product growth for the calendar year, although lower than the prior year, was slightly above the average of the past 20 years. Energy prices rose significantly during the first nine months of our fiscal year, peaking at the beginning of our fourth quarter, but the sharp increase did not appear to have a significant impact on global growth. In addition, the U.S. economy performed well and the Japanese economy continued to grow at a moderate pace, particularly in the first half of the calendar year. The U.S. Federal Reserve continued to raise rates in 2005, increasing its federal funds rate target by a total of 200 basis points during our fiscal year. Despite the increase in U.S. short-term rates, fixed income markets generally performed well, as long-term bond yields remained generally low and corporate credit spreads remained generally tight. In the currency markets, the U.S. dollar strengthened against the major currencies, although it weakened against a number of emerging market currencies such as the Brazilian real, Mexican peso, Chinese yuan and Korean won. Global equity markets generally rose during the year, with significant increases in many markets around the world. Corporate activity continued to improve during the year. Although equity and equity-related volumes were essentially unchanged from 2004, debt underwriting volumes improved and industry-wide announced and completed mergers and acquisitions increased significantly.

United States—The U.S. economy grew at a strong pace during the year. Real gross domestic product rose by approximately 3.5% in the 2005 calendar year, driven principally by continued strength in the housing market and consumer spending. Despite hurricane-related disruptions, consumer spending reached its highest rate of growth during the third calendar quarter. After slowing modestly in the first quarter of 2005, the rate of inflation increased, particularly in the third quarter, as energy prices rose significantly. However, measures of core inflation remained broadly contained. In response to the improving environment and rising inflation, the U.S. Federal Reserve raised its federal funds rate target by 25 basis points in each of its meetings, bringing the rate to 4.00% by the end of our fiscal year. Despite the sharp rise in short-term interest rates, the 10-year U.S. Treasury note yield ended the year only 19 basis points higher. Although the U.S. dollar generally strengthened throughout the year, financial conditions remained generally supportive of economic activity. The Dow Jones Industrial Average, S&P 500 Index and NASDAQ Composite Index increased by 4%, 7% and 8%, respectively, during our fiscal year.

Europe—The pace of economic growth in Europe remained slow as real gross domestic product in the Eurozone economies grew by approximately 1.5% in the 2005 calendar year. Economic conditions in the Eurozone economies softened in the first half of the year as business sentiment deteriorated and energy prices rose. However, conditions improved modestly later in the year as continued strength in the global economy and the weakening of the euro supported higher growth in exports and investment spending. The European Central Bank left interest rates unchanged through our fiscal year. In the U.K., real gross domestic product growth appeared to slow sharply, declining to approximately 1.8% in the 2005 calendar year, reflecting softer growth in consumption and investment spending. The Bank of England reduced interest rates by 25 basis points and long-term bond yields in both the Eurozone and the U.K. ended the year lower. Despite the modest economic growth, the FTSE 100 Index increased by 16% and continental European equity markets also increased significantly during our fiscal year.

Asia—Japan's economy grew at its strongest pace since 2000, with real gross domestic product growing by over 2% for the second consecutive calendar year. The recovery in domestic demand and private investment drove much of the improvement, while exports improved in the second half of the calendar year. The unemployment rate fell to 4.4% in 2005 from 4.7% in 2004. The Bank of Japan continued to provide substantial liquidity to the market and continued to hold short-term interest rates at zero percent through the year and long-term bond yields ended the year slightly lower. With short-term interest rates rising in the U.S., the yen weakened and financial conditions remained generally supportive of economic activity. The Nikkei 225 Index increased 36% during our fiscal year.

Elsewhere in Asia, China's real gross domestic product growth remained robust, with growth particularly reliant on higher net exports, as demonstrated by China's large current account surplus. China's modest currency revaluation in July did not result in further significant exchange rate developments in the region. Growth in India remained very strong, which, together with China, supported growth throughout the region. Equity markets across the region generally rose, with markets in South Korea and India posting significant gains during our fiscal year.

Certain Risk Factors That May Affect Our Business

We face a variety of risks that are substantial and inherent in our businesses, including market, liquidity, credit, operational, legal and regulatory risks. For a discussion of how management seeks to manage some of these risks, see "—Risk Management" below. A summary of the more important factors that could affect our business follows below. For a further discussion of these and other important factors that could affect our business, see "Risk Factors" in Part I, Item 1A of the Annual Report on Form 10-K.

Market Conditions and Market Risk—Our businesses are materially affected by conditions in the global financial markets and economic conditions generally and these conditions may change suddenly and dramatically. Unfavorable or uncertain economic and market conditions have adversely affected, and may in the future adversely affect, our business and profitability in many ways, including the following:

- We have been operating in a low interest rate market for the past several years. Increasing or high interest rates and/or widening credit spreads, especially if such changes are rapid, may create a less favorable environment for certain of our businesses.

- We have been committing increasing amounts of capital in many of our businesses and generally maintain large trading, specialist and investing positions. Market fluctuations and volatility may adversely affect the value of those positions, including, but not limited to, our interest rate and credit products, currency, commodity and equity positions and our merchant banking investments, or may reduce our willingness to enter into new transactions. From time to time, we have incurred significant trading losses in periods of market turbulence. Conversely, certain of our trading businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect the results of these businesses.

- Industry-wide declines in the size and number of underwritings and mergers and acquisitions may have an adverse effect on our revenues and, because we may be unable to reduce expenses correspondingly, our profit margins. In particular, because a significant portion of our investment banking revenues are derived from our participation in large transactions, a decrease in the number of large transactions due to uncertain or unfavorable market conditions may adversely affect our investment banking business.

- Pricing and other competitive pressures have continued, even as the volume and number of investment banking transactions have increased. In addition, the trend in the underwriting business toward multiple book runners and co-managers handling transactions, where previously there would have been a single book runner, may adversely affect our business and reduce our revenues.

- Reductions in the level of the equity markets also tend to reduce the value of our clients' portfolios, which in turn may reduce the fees we earn for managing assets. Even in the absence of uncertain or unfavorable economic or market conditions, investment performance by our asset management business below the performance of benchmarks or competitors could result in a decline in assets under management and in the incentive and management fees we receive.

- Concentration of risk increases the potential for significant losses in our market-making, proprietary trading and investing, block trading, merchant banking, underwriting and lending businesses. This risk may increase to the extent we expand our proprietary trading and investing businesses or commit capital to facilitate customer-driven business. For example, large blocks of securities are increasingly being sold in block trades rather than on a marketed basis, which increases the risk that Goldman Sachs may be unable to resell the purchased securities at favorable prices and may incur significant losses as a result. Moreover, because of concentration of risk, we may suffer losses even when economic and market conditions are generally favorable for others in the industry. We also regularly enter into large transactions as part of our trading businesses. The number and size of such transactions may affect our results of operations in a given period.

- The volume of transactions that we execute for our clients and as a specialist or market maker may decline, which would reduce the revenues we receive from commissions and spreads. In addition, competitive pressures and other industry factors, including the increasing use by our clients of low-cost electronic trading, could cause a reduction in commissions and spreads. In our specialist businesses, we are obligated by stock exchange rules to maintain an orderly market, including by purchasing shares in a declining market. This may result in trading losses and an increased need for liquidity. Weakness in global equity markets and the trading of securities in multiple markets and on multiple exchanges could adversely impact our trading businesses and impair the value of our goodwill and identifiable intangible assets. In addition, competitive pressures have been particularly intense in the context of block trades. For a further discussion of our goodwill and identifiable intangible assets, see "—Critical Accounting Policies—Goodwill and Identifiable Intangible Assets" below.

- While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. Thus, we may, in the course of our activities, incur losses.

Liquidity Risk—Liquidity is essential to our businesses. Our liquidity could be impaired by an inability to access secured and/or unsecured debt markets, an inability to access funds from our subsidiaries, an inability to sell assets or unforeseen outflows of cash or collateral. This situation may arise due to circumstances that we are unable to control, such as a general market disruption or an operational problem that affects third parties or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, limit our access to the capital markets or trigger our obligations under certain bilateral provisions in some of our trading and collateralized financing contracts. Under these provisions, counterparties could be permitted to terminate contracts with Goldman Sachs or require us to post additional collateral. Termination of our trading and collateralized financing contracts could cause us to sustain losses and impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements. For a discussion of the potential impact on Goldman Sachs of a reduction in our credit ratings, see "—Capital and Funding—Credit Ratings" below.

Credit Risk—We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. In addition, a deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. The amount and duration of our credit exposures have been increasing over the past several years, as has the breadth of the entities to which we have credit exposures. The scope of our lending businesses has also been expanding and includes loans to small and mid-size businesses, which are not traditional Goldman Sachs clients. As a clearing member firm, we finance our client positions and we could be held responsible for the defaults or misconduct of our clients. In addition, we have experienced, due to competitive factors, pressure to extend and price credit at levels that may not always fully compensate us for the risks we take. In particular, corporate clients sometimes seek to require credit commitments from us in connection with investment banking and other assignments. Although we regularly review credit exposures to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect Goldman Sachs.

Operational Risk—Shortcomings or failures in our internal processes, people or systems, or external events could lead to impairment of our liquidity, financial loss, disruption of our businesses, liability to clients, regulatory intervention or reputational damage. For example, our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies. The transactions we process have become increasingly complex and often must adhere to client-specific guidelines, as well as legal and regulatory standards. Despite the contingency plans and facilities we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption involving electrical, communications, transportation or other services used by Goldman Sachs or third parties with which we conduct business.

Legal and Regulatory Risk—We are subject to extensive and evolving regulation in jurisdictions around the world. Substantial legal liability or a significant regulatory action against Goldman Sachs could have material adverse financial effects or cause significant reputational harm to Goldman Sachs, which in turn could seriously harm our business prospects. Firms in the financial services industry have been operating in a difficult regulatory environment. We face significant legal risks in our businesses, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions remain high. For a discussion of how we account for our legal and regulatory exposures, see "—Use of Estimates" below.

Critical Accounting Policies

FAIR VALUE

The use of fair value to measure our financial instruments, with related unrealized gains and losses recognized immediately in our results of operations, is fundamental to our financial statements and is our most critical accounting policy. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, we separate our financial instruments into three categories—cash (i.e., nonderivative) trading instruments, derivative contracts and principal investments, as set forth in the following table:

FINANCIAL INSTRUMENTS BY CATEGORY

	AS OF NOVEMBER			
	2005		2004	
(IN MILLIONS)	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE
Cash trading instruments	$210,042	$ 89,735	$143,376	$ 68,096
Derivative contracts	58,532	57,829	62,495	64,001
Principal investments	6,526 (1)	1,507 (2)	4,654 (1)	—
Total	$275,100	$149,071	$210,525	$132,097

(1) Excludes assets for which Goldman Sachs is not at risk (e.g., assets related to consolidated employee-owned merchant banking funds) of $1.93 billion and $1.28 billion as of November 2005 and November 2004, respectively.

(2) Represents an economic hedge on the unrestricted shares of common stock underlying our investment in the convertible preferred stock of SMFG. For a further discussion of our investment in SMFG, see "—Principal Investments" below.

Cash Trading Instruments—The following table sets forth the valuation of our cash trading instruments by level of price transparency:

CASH TRADING INSTRUMENTS BY PRICE TRANSPARENCY

	AS OF NOVEMBER			
	2005		2004	
(IN MILLIONS)	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE
Quoted prices or alternative pricing sources with reasonable price transparency	$198,233	$89,565	$130,908	$67,948
Little or no price transparency	11,809	170	12,468	148
Total	$210,042	$89,735	$143,376	$68,096

Fair values of our cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued in this manner include U.S. government and agency securities, other sovereign government obligations, liquid mortgage products, investment-grade corporate bonds, listed equities, money market securities, state, municipal and provincial obligations, and physical commodities.

Certain cash trading instruments trade infrequently and have little or no price transparency. Such instruments may include certain high-yield debt, corporate bank loans, mortgage whole loans and distressed debt. We value these instruments initially at cost and generally do not adjust valuations unless there is substantive evidence supporting a change in the value of the underlying instrument or valuation assumptions (such as similar market transactions, changes in financial ratios or changes in the credit ratings of the underlying companies). Where there is evidence supporting a change in the value, we use valuation methodologies such as the present value of known or estimated cash flows.

Cash trading instruments we own (long positions) are marked to bid prices and instruments we have sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is expected to affect its prevailing market price, our valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine this adjustment.

Derivative Contracts—Derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives. The following table sets forth the fair value of our exchange-traded and OTC derivative assets and liabilities:

DERIVATIVE ASSETS AND LIABILITIES

	AS OF NOVEMBER			
	2005		2004	
(IN MILLIONS)	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Exchange-traded derivatives	$10,869	$ 9,083	$ 5,464	$ 5,905
OTC derivatives	47,663	48,746	57,031	58,096
Total	$58,532[1]	$57,829[2]	$62,495[1]	$64,001[2]

[1] Net of cash received pursuant to credit support agreements of $22.61 billion and $18.65 billion as of November 2005 and November 2004, respectively.

[2] Net of cash paid pursuant to credit support agreements of $16.10 billion and $5.45 billion as of November 2005 and November 2004, respectively.

Fair values of our exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. We use a variety of valuation models including the present value of known or estimated cash flows and option-pricing models. The valuation models that we use to derive the fair values of our OTC derivatives require inputs including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. The selection of a model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. We generally use similar models to value similar instruments. Where possible, we verify the values produced by our pricing models to market transactions. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model selection does not involve significant judgment because market prices are readily available. For OTC derivatives that trade in less liquid markets, model selection requires more judgment because such instruments tend to be more complex and pricing information is less available in these markets. Price transparency is inherently more limited for more complex structures because they often combine one or more product types, requiring additional inputs such as correlations and volatilities. As markets continue to develop and more pricing information becomes available, we continue to review and refine the models that we use.

At the inception of an OTC derivative contract (day one), we value the contract at the model value if we can verify all of the significant model inputs to observable market data and verify the model to market transactions. When appropriate, valuations are adjusted to reflect various factors such as liquidity, bid/offer spreads and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

Where we cannot verify all of the significant model inputs to observable market data and verify the model to market transactions, we value the contract at the transaction price at inception and, consequently, record no day one gain or loss in accordance with Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities."

Following day one, we adjust the inputs to our valuation models only to the extent that changes in these inputs can be verified by similar market transactions, third-party pricing services and/or broker quotes, or can be derived from other substantive evidence such as empirical market data. In circumstances where we cannot verify the model to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

The following tables set forth the fair values of our OTC derivative assets and liabilities by product and by remaining contractual maturity:

OTC DERIVATIVES
(IN MILLIONS)

	AS OF NOVEMBER 2005					
ASSETS	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL
Contract Type						
Interest rates	$ 1,898	$ 467	$ 4,634	$ 5,310	$ 5,221	$17,530
Currencies	5,825	1,031	1,843	919	1,046	10,664
Commodities	3,772	1,369	8,130	1,374	120	14,765
Equities	1,168	1,171	832	1,403	130	4,704
Total	$12,663	$4,038	$15,439	$ 9,006	$ 6,517	$47,663

LIABILITIES	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL
Contract Type						
Interest rates	$ 1,956	$ 590	$ 5,327	$ 3,142	$ 4,970	$15,985
Currencies	6,295	575	3,978	436	924	12,208
Commodities	3,852	2,080	5,904	1,865	162	13,863
Equities	1,308	1,068	2,079	1,993	242	6,690
Total	$13,411	$4,313	$17,288	$ 7,436	$ 6,298	$48,746

	AS OF NOVEMBER 2004					
ASSETS	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL
Contract Type						
Interest rates	$ 1,475	$ 451	$ 5,682	$ 4,250	$12,743	$24,601
Currencies	9,570	1,499	3,670	2,320	1,198	18,257
Commodities	2,943	1,164	5,581	1,108	160	10,956
Equities	1,311	813	457	634	2	3,217
Total	$15,299	$3,927	$15,390	$ 8,312	$14,103	$57,031

LIABILITIES	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL
Contract Type						
Interest rates	$ 1,854	$ 789	$ 7,366	$ 7,136	$ 5,658	$22,803
Currencies	9,577	1,580	4,456	2,755	1,184	19,552
Commodities	3,791	1,425	4,522	814	107	10,659
Equities	1,409	1,304	1,114	1,084	171	5,082
Total	$16,631	$5,098	$17,458	$11,789	$ 7,120	$58,096

We enter into certain OTC option transactions that provide us or our counterparties with the right to extend the maturity of the underlying contract. The fair value of these option contracts is not material to the aggregate fair value of our OTC derivative portfolio. In the tables above, for option contracts that require settlement by delivery of an underlying derivative instrument, the remaining contractual maturity is generally classified based upon the maturity date of the underlying derivative instrument.

In those instances where the underlying instrument does not have a maturity date or either counterparty has the right to settle in cash, the remaining contractual maturity is generally based upon the option expiration date.

Principal Investments—In valuing our corporate and real estate principal investments, we separate our portfolio into investments in private companies, investments in public companies (excluding our investment in the convertible preferred stock of SMFG) and our investment in SMFG.

The following table sets forth the carrying value of our principal investments portfolio:

PRINCIPAL INVESTMENTS

	AS OF NOVEMBER					
	2005			2004		
(IN MILLIONS)	CORPORATE	REAL ESTATE	TOTAL	CORPORATE	REAL ESTATE	TOTAL
Private	$1,538	$716	$2,254	$ 935	$769	$1,704
Public	185	29	214	343	51	394
Subtotal[1]	1,723	745	2,468	1,278	820	2,098
SMFG convertible preferred stock[2]	4,058	—	4,058[3]	2,556	—	2,556
Total	$5,781	$745	$6,526	$3,834	$820	$4,654

(1) Excludes assets for which Goldman Sachs is not at risk (e.g., assets related to consolidated employee-owned merchant banking funds) of $1.93 billion and $1.28 billion as of November 2005 and November 2004, respectively.

(2) The fair value of our Japanese yen-denominated investment in the convertible preferred stock of SMFG includes the effect of foreign exchange revaluation. We hedge our economic exposure to exchange rate movements on our investment in SMFG by borrowing Japanese yen. Foreign exchange revaluation on the investment and the related borrowing are generally equal and offsetting. For example, if the Japanese yen appreciates against the U.S. dollar, the U.S. dollar carrying value of our SMFG investment will increase and the U.S. dollar carrying value of the related borrowing will also increase by an amount that is generally equal and offsetting.

(3) Excludes an economic hedge on the unrestricted shares of common stock underlying our investment in the convertible preferred stock of SMFG. As of November 25, 2005, the fair value of this hedge was $1.51 billion and is reflected in "Financial instruments sold, but not yet purchased, at fair value" in the consolidated statements of financial condition. For a further discussion of the restrictions on our ability to hedge or sell the common stock underlying our investment in SMFG, see below.

Our private principal investments, by their nature, have little or no price transparency. Such investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there are third-party transactions evidencing a change in value. Downward adjustments are also made, in the absence of third-party transactions, if we determine that the expected realizable value of the investment is less than the carrying value. In reaching that determination, we consider many factors including, but not limited to, the operating cash flows and financial performance of the companies or properties relative to budgets or projections, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Our public principal investments, which tend to be large, concentrated holdings that result from initial public offerings or other corporate transactions, are valued using quoted market prices discounted based on predetermined written policies for nontransferability and illiquidity.

Our investment in the convertible preferred stock of SMFG is carried at fair value, which is derived from a model that incorporates SMFG's common stock price and credit spreads, the impact of nontransferability and illiquidity, and the downside protection on the conversion strike price. The fair value of our investment is particularly sensitive to movements in the SMFG common stock price. As a result of transfer restrictions and the downside protection on the conversion strike price, the relationship between changes in the fair value of our investment and changes in SMFG's common stock price is nonlinear. During our fiscal year, the fair value of our investment (excluding the economic hedge on the unrestricted shares of common stock underlying one-third of our investment) increased 85% (expressed in Japanese yen), primarily due to an increase in the SMFG common stock price and, to a lesser extent, the impact of passage of time in respect of the transfer restrictions on the underlying common stock.

Our investment in the convertible preferred stock of SMFG is generally nontransferable, but is freely convertible into SMFG common stock. Restrictions on our ability to hedge or sell one-third of the common stock underlying our investment in SMFG lapsed in February 2005. As of November 2005, we were fully hedged with respect to these unrestricted shares. Under our initial agreement with SMFG, restrictions on our ability to hedge or sell the remaining shares of common stock underlying our investment in SMFG lapse in equal installments on February 7, 2006 and February 7, 2007. In connection with a public offering by SMFG of its common stock, we have separately agreed with SMFG that the restrictions that were to lapse on February 7, 2006 will instead lapse on March 9, 2006. Effective February 1, 2006, the conversion price of our SMFG preferred stock into shares of SMFG common stock is ¥320,900. This price is subject to downward adjustment if the price of SMFG common stock at the time of conversion is less than the conversion price (subject to a floor of ¥105,800).

Controls Over Valuation of Financial Instruments—A control infrastructure, independent of the trading and investing functions, is fundamental to ensuring that our financial instruments are appropriately valued and that fair value measurements are reliable. This is particularly important in valuing instruments with lower levels of price transparency.

We employ an oversight structure that includes appropriate segregation of duties. Senior management, independent of the trading functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies to our Audit Committee. We seek to maintain the necessary resources to ensure that control functions are performed to the highest standards. We employ procedures for the approval of new transaction types and markets, price verification, review of daily profit and loss, and review of valuation models by personnel with appropriate technical knowledge of relevant products and markets. These procedures are performed by personnel independent of the revenue-producing units. For trading and principal investments with little or no price transparency, we employ, where possible, procedures that include comparisons with similar observable positions, analysis of actual to projected cash flows, comparisons with subsequent sales and discussions with senior business leaders. For a further discussion of how we manage the risks inherent in our trading and principal investing businesses, see "—Risk Management" below.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

As a result of our acquisitions, principally SLK LLC (SLK) in fiscal 2000, The Ayco Company, L.P. (Ayco) in fiscal 2003, Cogentrix Energy, Inc. (Cogentrix) in fiscal 2004 and National Energy & Gas Transmission, Inc. (NEGT) in fiscal 2005, we have acquired goodwill and identifiable intangible assets. Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date.

Goodwill—We test the goodwill in each of our operating segments for impairment at least annually in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," by comparing the estimated fair value of each operating segment with its estimated net book value. We derive the fair value of each of our operating segments primarily based on price-earnings multiples. We derive the net book value of our operating segments by estimating the amount of shareholders' equity required to support the assets of each operating segment. Our last annual impairment test was performed during our fiscal 2005 fourth quarter and no impairment was identified.

The following table sets forth the carrying value of our goodwill by operating segment:

GOODWILL BY OPERATING SEGMENT

	AS OF NOVEMBER	
(IN MILLIONS)	2005	2004
Investment Banking		
Financial Advisory	$ —	$ —
Underwriting	125	125
Trading and Principal Investments		
FICC	91	135
Equities[1]	2,390	2,382
Principal Investments	1	—
Asset Management and Securities Services		
Asset Management[2]	424	423
Securities Services	117	117
Total	$3,148	$3,182

(1) Primarily related to SLK.

(2) Primarily related to Ayco.

Identifiable Intangible Assets—We amortize our identifiable intangible assets over their estimated useful lives in accordance with SFAS No. 142, and test for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

The following table sets forth the carrying value and range of remaining useful lives of our identifiable intangible assets by major asset class:

IDENTIFIABLE INTANGIBLE ASSETS BY ASSET CLASS

	AS OF NOVEMBER		
	2005		2004
($ IN MILLIONS)	CARRYING VALUE	RANGE OF REMAINING USEFUL LIVES (IN YEARS)	CARRYING VALUE
Customer lists [1]	$ 777	6 – 20	$ 828
New York Stock Exchange (NYSE) specialist rights	580	22 – 24	607
Power contracts [2]	481	2 – 31	—
Exchange-traded fund (ETF) and option specialist rights	111	22	121
Other [3]	106	2 – 9	133
Total	$2,055		$1,689

(1) Primarily includes our clearance and execution and NASDAQ customer lists related to SLK and financial counseling customer lists related to Ayco.

(2) Primarily relates to above-market power contracts of consolidated power generation facilities related to Cogentrix and NEGT. We closed on our acquisition of NEGT and recorded purchase price allocation adjustments for NEGT and Cogentrix in fiscal 2005. Substantially all of these power contracts have been pledged as collateral to counterparties in connection with certain of our secured short-term and long-term borrowings.

(3) Primarily includes technology-related assets related to SLK.

A prolonged period of weakness in global equity markets and the trading of securities in multiple markets and on multiple exchanges could adversely impact our businesses and impair the value of our goodwill and/or identifiable intangible assets. In addition, certain events could indicate a potential impairment of our identifiable intangible assets, including (i) changes in market structure that could adversely affect our specialist businesses, (ii) an adverse action or assessment by a regulator or (iii) a default event under a power contract or physical damage or other adverse events impacting the underlying power generation facilities.

Use of Estimates

The use of generally accepted accounting principles requires management to make certain estimates. In addition to the estimates we make in connection with fair value measurements and the accounting for goodwill and identifiable intangible assets, the use of estimates is also important in determining provisions for potential losses that may arise from litigation and regulatory proceedings and tax audits.

We estimate and provide for potential losses that may arise out of litigation and regulatory proceedings and tax audits to the extent that such losses are probable and can be estimated, in accordance with SFAS No. 5, "Accounting for Contingencies." Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total liability in respect of litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case or proceeding, our experience and the experience of others in similar cases or proceedings, and the opinions and views of legal counsel. Given the inherent difficulty of predicting the outcome of our litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, we cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred. See "Legal Proceedings" in Part I, Item 3 of the Annual Report on Form 10-K, for information on our judicial, regulatory and arbitration proceedings.

Results of Operations

The composition of our net revenues has varied over time as financial markets and the scope of our operations have changed. The composition of net revenues can also vary over the shorter term due to fluctuations in U.S. and global economic and market conditions. For a further discussion of the impact of economic and market conditions on our results of operations, see "—Business Environment" and "—Certain Risk Factors That May Affect Our Business" above, and "Risk Factors" in Part I, Item 1A of the Annual Report on Form 10-K.

FINANCIAL OVERVIEW

The following table sets forth an overview of our financial results:

FINANCIAL OVERVIEW

($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2005	2004	2003
Net revenues	$24,782	$20,550	$16,012
Pre-tax earnings	8,273	6,676	4,445
Net earnings	5,626	4,553	3,005
Net earnings applicable to common shareholders	5,609	4,553	3,005
Diluted earnings per common share	11.21	8.92	5.87
Return on average common shareholders' equity (1)	21.8%	19.8%	15.0%
Return on average tangible common shareholders' equity (2)	27.6%	25.2%	19.9%

(1) Return on average common shareholders' equity is computed by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity.

(2) Tangible common shareholders' equity equals total shareholders' equity less preferred stock and goodwill and identifiable intangible assets. We believe that return on average tangible common shareholders' equity is a meaningful measure of performance because it excludes the portion of our common shareholders' equity attributable to goodwill and identifiable intangible assets. As a result, this calculation measures corporate performance in a manner that treats underlying businesses consistently, whether they were acquired or developed internally. Return on average tangible common shareholders' equity is computed by dividing net earnings applicable to common shareholders by average monthly tangible common shareholders' equity. The following table sets forth the reconciliation of average total shareholders' equity to average tangible common shareholders' equity:

(IN MILLIONS)	AVERAGE FOR THE YEAR ENDED NOVEMBER 2005	2004	2003
Total shareholders' equity	$26,264	$22,975	$20,031
Deduct: Preferred stock	(538)	—	—
Common shareholders' equity	$25,726	$22,975	$20,031
Deduct: Goodwill and identifiable intangible assets	(5,418)	(4,918)	(4,932)
Tangible common shareholders' equity	$20,308	$18,057	$15,099

Net Revenues

2005 Versus 2004—Our net revenues were $24.78 billion in 2005, an increase of 21% compared with 2004, reflecting strong growth in Trading and Principal Investments and Asset Management and Securities Services as well as higher net revenues in Investment Banking. The increase in Trading and Principal Investments reflected significantly higher net revenues in FICC, as all major businesses performed well. During 2005, FICC operated in an environment generally characterized by strong customer-driven activity, tight, but volatile, credit spreads, higher energy prices and a flatter yield curve. Net revenues in Equities also improved significantly compared with the prior year, reflecting strong performance across the business. Equities operated in an environment characterized by generally higher equity prices, improved customer-driven activity and continued low levels of market volatility. Net revenues in our Principal Investments business also increased significantly, primarily reflecting a gain on our investment in the convertible preferred stock of SMFG as well as gains from real estate principal investments. The strong net revenue growth in Asset Management and Securities Services primarily reflected higher assets under management and higher customer balances in Securities Services. The increase in Investment Banking net revenues was due to significantly higher net revenues in debt underwriting and improved results in Financial Advisory, primarily reflecting an increase in industry-wide corporate activity, partially offset by lower net revenues in equity underwriting.

2004 Versus 2003—Our net revenues were $20.55 billion in 2004, an increase of 28% compared with 2003, reflecting strong growth in Trading and Principal Investments, Asset Management and Securities Services, and Investment Banking. The increase in Trading and Principal Investments reflected significantly higher net revenues in FICC, as all major businesses and regions performed well in a generally favorable environment. Net revenues in our Principal Investments business also increased significantly, due to an unrealized gain on our investment in the convertible preferred stock of SMFG, as well as gains from other corporate principal investments. In addition, Equities net revenues improved, primarily reflecting higher customer-driven activity and favorable market conditions early in 2004. Equities operated in a less favorable environment after our first fiscal quarter of 2004, as volatility levels continued to decline and markets generally lacked direction before moving higher in the last several weeks of our fiscal year. Asset Management and Securities Services generated strong revenue growth, primarily reflecting higher assets under management, increased incentive fees and significantly higher customer balances in Securities Services. In Investment Banking, net revenues also increased, highlighted by strong growth in both our Financial Advisory and equity underwriting businesses, primarily reflecting an increase in industry-wide corporate activity.

Operating Expenses

Our operating expenses are primarily influenced by compensation, headcount and levels of business activity. A substantial portion of our compensation expense represents discretionary bonuses, with our overall compensation and benefits expenses generally targeted at 50% (plus or minus a few percentage points) of consolidated net revenues. In addition to the level of net revenues, our compensation expense in any given year is influenced by, among other factors, prevailing labor markets, business mix and the structure of our equity-based compensation programs.

The following table sets forth our operating expenses and number of employees:

OPERATING EXPENSES AND EMPLOYEES

	YEAR ENDED NOVEMBER		
($ IN MILLIONS)	2005	2004	2003
Compensation and benefits [1] [2] [3]	$11,688	$ 9,652	$ 7,515
Brokerage, clearing and exchange fees	1,109	952	829
Market development	378	374	264
Communications and technology	490	461	478
Depreciation and amortization	501	499	562
Amortization of identifiable intangible assets	124	125	319
Occupancy	728	646	722
Professional fees	475	338	253
Other expenses	1,016	827	625
Total non-compensation expenses	4,821	4,222	4,052
Total operating expenses	$16,509	$13,874	$11,567
Employees at year end [2] [3]	22,425	20,722	19,476

(1) Includes the amortization of employee initial public offering and acquisition awards of $19 million, $61 million and $122 million for the years ended November 2005, November 2004 and November 2003, respectively.

(2) Excludes 1,437, 1,206 and 1,228 employees as of November 2005, November 2004 and November 2003, respectively, of Goldman Sachs' consolidated property management and loan servicing subsidiaries. Compensation and benefits includes $182 million, $164 million and $134 million for the years ended November 2005, November 2004 and November 2003, respectively, attributable to these subsidiaries, the majority of which is reimbursed to Goldman Sachs by the investment funds for which these subsidiaries manage properties and perform loan servicing. Such reimbursements are recorded in net revenues.

(3) Excludes 7,143, 293 and 279 employees as of November 2005, November 2004 and November 2003, respectively, of consolidated entities held for investment purposes. Compensation and benefits includes $128 million, $11 million and $3 million for the years ended November 2005, November 2004 and November 2003, respectively, attributable to these consolidated entities. Consolidated entities held for investment purposes includes entities that are held strictly for capital appreciation, have a defined exit strategy and are engaged in activities that are not closely related to our principal businesses.

The following table sets forth non-compensation expenses of consolidated entities held for investment purposes and our remaining non-compensation expenses by line item:

NON-COMPENSATION EXPENSES

(IN MILLIONS)	YEAR ENDED NOVEMBER 2005	2004	2003
Non-compensation expenses of consolidated investments [1]	$ 265	$ 21	$ 7
Non-compensation expenses excluding consolidated investments			
Brokerage, clearing and exchange fees	1,109	952	829
Market development	361	374	264
Communications and technology	487	461	478
Depreciation and amortization	467	499	562
Amortization of identifiable intangible assets	124	125	319
Occupancy	674	646	722
Professional fees	468	338	253
Other expenses	866	806	618
Subtotal	4,556	4,201	4,045
Total non-compensation expenses, as reported	$4,821	$4,222	$4,052

[1] Consolidated entities held for investment purposes includes entities that are held strictly for capital appreciation, have a defined exit strategy and are engaged in activities that are not closely related to our principal businesses. For example, these investments include consolidated entities that hold real estate assets such as golf courses and hotels in Asia, but exclude investments in entities that primarily hold financial assets. We believe that it is meaningful to review non-compensation expenses excluding expenses related to these consolidated entities in order to evaluate trends in non-compensation expenses related to our principal business activities. Revenues related to such entities are included in "Trading and principal investments" in the consolidated statements of earnings.

2005 Versus 2004—Operating expenses were $16.51 billion for 2005, 19% above 2004. Compensation and benefits expenses of $11.69 billion increased 21% compared with 2004, resulting from higher discretionary compensation, reflecting higher net revenues, and increased levels of employment. The ratio of compensation and benefits to net revenues for 2005 was 47.2% compared with 46.7%[2] for 2004. Employment levels increased 8% compared with November 2004.

Non-compensation expenses of $4.82 billion for 2005 increased 14% compared with 2004. Excluding non-compensation expenses related to consolidated entities held for investment purposes, non-compensation expenses were 8% higher than 2004, primarily due to higher brokerage, clearing and exchange fees, reflecting higher transaction volumes in FICC and Equities, increased professional fees, reflecting higher legal and consulting fees, and higher other expenses, primarily reflecting increased levels of business activity and higher charitable contributions.

Non-compensation expenses in 2005 included $37 million of net provisions for litigation and regulatory proceedings (included in other expenses) and $36 million of real estate costs associated with the relocation of office space (included in occupancy). Non-compensation expenses in 2004 included $103 million of net provisions for litigation and regulatory proceedings, $62 million in connection with the establishment of our joint venture in China (included in market development) and $41 million of real estate exit costs associated with reductions in our office space (included in occupancy and depreciation and amortization).

2004 Versus 2003—Operating expenses were $13.87 billion for 2004, 20% above 2003. Compensation and benefits expenses of $9.65 billion increased 28% compared with 2003, due to higher discretionary compensation, reflecting higher net revenues, and increased employment levels. The ratio of compensation and benefits to net revenues for 2004 was 46.7% compared with 46.2% for 2003.[2] Employment levels increased 6% compared with November 2003.

[2] For the years ended November 2004 and November 2003, including the amortization of employee initial public offering and acquisition awards of $61 million and $122 million, respectively, the ratio of compensation and benefits to net revenues was 47.0% and 46.9%, respectively.

Non-compensation expenses of $4.22 billion for 2004 increased 4% compared with 2003. Other expenses included net provisions for litigation and regulatory proceedings of $103 million for 2004 compared with $159 million for 2003. Excluding these provisions, other expenses increased $258 million, primarily due to the acquisition of consolidated investments, increased levels of business activity and higher charitable contributions. Brokerage, clearing and exchange fees increased, reflecting higher transaction volumes in certain of our businesses, and market development expenses were higher, primarily reflecting $62 million in connection with the establishment of our joint venture in China, as well as higher levels of business activity. In addition, professional fees were higher, primarily due to higher legal and consulting fees. These increases were partially offset by decreased amortization of identifiable intangible assets (2003 included impairment charges of $188 million, primarily in respect of option specialist rights) as well as lower occupancy and depreciation and amortization expenses. Total exit costs associated with reductions in our global office space (included in occupancy and depreciation and amortization) were $41 million for 2004 compared with $153 million for 2003.

Provision for Taxes

The effective income tax rate for 2005 was 32.0% compared with 31.8% for 2004. Excluding the impact of audit settlements in 2005, the effective income tax rate for 2005 would have been 33.3%.[1] Excluding the impact of audit settlements, the increase in the effective income tax rate for 2005 compared with 2004 was primarily due to a lower benefit from tax credits in 2005. The effective income tax rate for 2004 was 31.8%, down from 32.4% for 2003. The decrease in the effective income tax rate for 2004 as compared with 2003 reflected lower state and local taxes and the effect of audit settlements.

Our effective income tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings, the level of our tax credits and the effect of tax audits. Certain of these and other factors, including our history of pre-tax earnings, are taken into account in assessing our ability to realize our net deferred tax assets. See Note 14 to the consolidated financial statements for further information regarding our provision for taxes.

[1] The effective income tax rate excluding the impact of audit settlements is calculated by dividing the provision for taxes, adjusted to exclude the impact of audit settlements, by pre-tax earnings. The impact of audit settlements decreased the effective income tax rate by 1.3% for 2005. We believe that the effective income tax rate excluding the impact of audit settlements provides a meaningful basis for period-to-period comparisons of our effective income tax rates.

SEGMENT OPERATING RESULTS

The following table sets forth the net revenues, operating expenses and pre-tax earnings of our segments:

SEGMENT OPERATING RESULTS

(IN MILLIONS)		YEAR ENDED NOVEMBER 2005	2004	2003
Investment Banking	Net revenues	$ 3,671	$ 3,374	$ 2,711
	Operating expenses	3,258	2,973	2,504
	Pre-tax earnings	$ 413	$ 401	$ 207
Trading and Principal Investments	Net revenues	$16,362	$13,327	$10,443
	Operating expenses	10,144	8,287	6,938
	Pre-tax earnings	$ 6,218	$ 5,040	$ 3,505
Asset Management and Securities Services	Net revenues	$ 4,749	$ 3,849	$ 2,858
	Operating expenses	3,070	2,430	1,890
	Pre-tax earnings	$ 1,679	$ 1,419	$ 968
Total	Net revenues	$24,782	$20,550	$16,012
	Operating expenses [1]	16,509	13,874	11,567
	Pre-tax earnings	$ 8,273	$ 6,676	$ 4,445

[1] Includes the following expenses that have not been allocated to our segments: (i) the amortization of employee initial public offering awards, net of forfeitures, of $19 million and $80 million for the years ended November 2004 and November 2003, respectively; (ii) net provisions for a number of litigation and regulatory proceedings of $37 million, $103 million and $155 million for the years ended November 2005, November 2004 and November 2003, respectively; and (iii) $62 million in connection with the establishment of our joint venture in China for the year ended November 2004.

Net revenues in our segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. See Note 16 to the consolidated financial statements for further information regarding our segments.

The cost drivers of Goldman Sachs taken as a whole—compensation, headcount and levels of business activity—are broadly similar in each of our business segments. Compensation expenses within our segments reflect, among other factors, the overall performance of Goldman Sachs as well as the performance of individual business units. Consequently, pre-tax margins in one segment of our business may be significantly affected by the performance of our other business segments. A discussion of segment operating results follows.

Investment Banking

Our Investment Banking segment is divided into two components:

- *Financial Advisory*—Financial Advisory includes advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings and spin-offs.
- *Underwriting*—Underwriting includes public offerings and private placements of equity, equity-related and debt instruments.

The following table sets forth the operating results of our Investment Banking segment:

INVESTMENT BANKING OPERATING RESULTS

(IN MILLIONS)	YEAR ENDED NOVEMBER 2005	2004	2003
Financial Advisory	$1,905	$1,737	$1,202
Equity underwriting	704	819	678
Debt underwriting	1,062	818	831
Total Underwriting	1,766	1,637	1,509
Total net revenues	3,671	3,374	2,711
Operating expenses	3,258	2,973	2,504
Pre-tax earnings	$ 413	$ 401	$ 207

The following table sets forth our financial advisory and underwriting transaction volumes:

GOLDMAN SACHS GLOBAL INVESTMENT BANKING VOLUMES [1]

(IN BILLIONS)	YEAR ENDED NOVEMBER 2005	2004	2003
Announced mergers and acquisitions	$865	$403	$414
Completed mergers and acquisitions	599	502	355
Equity and equity-related offerings [2]	47	52	40
Debt offerings [3]	260	236	250

(1) Source: Thomson Financial. Announced and completed mergers and acquisitions volumes are based on full credit to each of the advisors in a transaction. Equity and equity-related offerings and debt offerings are based on full credit for single book managers and equal credit for joint book managers. Transaction volumes may not be indicative of net revenues in a given period.

(2) Includes public common stock offerings and convertible offerings.

(3) Includes non-convertible preferred stock, mortgage-backed securities, asset-backed securities and taxable municipal debt. Includes publicly registered and Rule 144A issues.

2005 Versus 2004—Net revenues in Investment Banking of $3.67 billion for 2005 increased 9% compared with 2004. Net revenues in Financial Advisory of $1.91 billion increased 10% compared with 2004, primarily reflecting an increase in industry-wide completed mergers and acquisitions. Net revenues in our Underwriting business of $1.77 billion increased 8% compared with 2004, reflecting higher net revenues in debt underwriting, primarily due to an increase in leveraged finance and mortgage activity, partially offset by lower net revenues in equity underwriting. Our investment banking backlog at the end of 2005 was significantly higher than at the end of 2004.[1]

Operating expenses of $3.26 billion for 2005 increased 10% compared with 2004, primarily due to increased compensation and benefits expenses resulting from higher levels of discretionary compensation and increased amortization expense related to prior year equity awards. In addition, other expenses increased principally due to higher levels of business activity, and professional fees were higher driven by increased legal and consulting fees. Pre-tax earnings of $413 million in 2005 increased 3% compared with 2004.

2004 Versus 2003—Net revenues in Investment Banking of $3.37 billion for 2004 increased 24% compared with 2003. Net revenues in Financial Advisory of $1.74 billion increased 45% compared with 2003, primarily reflecting a significant increase in industry-wide completed mergers and acquisitions. Net revenues in our Underwriting business of $1.64 billion increased 8% compared with 2003, reflecting a significant increase in industry-wide public common stock offerings and industry-wide initial public offerings. The increase in Investment Banking net revenues primarily reflects higher levels of activity in the industrial and consumer sectors. Our investment banking backlog at the end of 2004 was higher than at the end of 2003.[1]

(1) Our investment banking backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not.

Operating expenses of $2.97 billion for 2004 increased 19% compared with 2003, primarily due to increased compensation and benefits expenses resulting from higher discretionary compensation and increased levels of employment. These increases were partially offset by lower occupancy expenses, primarily reflecting lower exit costs associated with reductions in our global office space, and reduced amortization of identifiable intangible assets, as 2003 included impairment charges in respect of certain distribution rights. Depreciation and amortization expenses were also lower. Pre-tax earnings of $401 million in 2004 increased 94% compared with 2003.

Trading and Principal Investments

Our Trading and Principal Investments segment is divided into three components:

- *FICC*—We make markets in and trade interest rate and credit products, mortgage-backed securities and loans, currencies, and commodities, structure and enter into a wide variety of derivative transactions and engage in proprietary trading and investing.
- *Equities*—We make markets in, trade and act as a specialist for equities and equity-related products, structure and enter into equity derivative transactions and engage in proprietary trading. We also execute and clear client transactions on major stock, options and futures exchanges worldwide.
- *Principal Investments*—We generate net revenues from our corporate and real estate merchant banking investments, including the increased share of the income and gains derived from our merchant banking funds when the return on a fund's investments exceeds certain threshold returns (merchant banking overrides), as well as gains or losses related to our investment in the convertible preferred stock of SMFG.

Substantially all of our inventory is marked-to-market daily and, therefore, its value and our net revenues are subject to fluctuations based on market movements. In addition, net revenues derived from our principal investments in privately held concerns and in real estate may fluctuate significantly depending on the revaluation or sale of these investments in any given period. We also regularly enter into large transactions as part of our trading businesses. The number and size of such transactions may affect our results of operations in a given period.

Net revenues from Principal Investments do not include management fees generated from our merchant banking funds. These management fees are included in the net revenues of the Asset Management and Securities Services segment.

The following table sets forth the operating results of our Trading and Principal Investments segment:

TRADING AND PRINCIPAL INVESTMENTS OPERATING RESULTS

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	2005	2004	2003
FICC	$ 8,484	$ 7,322	$ 5,596
Equities trading	2,675	1,969	1,738
Equities commissions	2,975	2,704	2,543
Total Equities	5,650	4,673	4,281
SMFG	1,475	771	293
Gross gains	767	855	593
Gross losses	(198)	(399)	(437)
Net other corporate and real estate investments	569	456	156
Overrides	184	105	117
Total Principal Investments	2,228	1,332	566
Total net revenues	16,362	13,327	10,443
Operating expenses	10,144	8,287	6,938
Pre-tax earnings	$ 6,218	$ 5,040	$ 3,505

2005 Versus 2004—Net revenues in Trading and Principal Investments of $16.36 billion for 2005 increased 23% compared with 2004. Net revenues in FICC of $8.48 billion increased 16% compared with 2004, primarily reflecting significantly higher net revenues in credit products (which includes distressed investing) and, to a lesser extent, interest rate products and currencies. Net revenues in commodities and mortgages were strong, but essentially unchanged compared with 2004. During 2005, FICC operated in an environment generally characterized by strong customer-driven activity, tight, but volatile, credit spreads, higher energy prices and a flatter yield curve. Net revenues in Equities of $5.65 billion increased 21% compared with 2004, reflecting significantly higher net revenues in our customer franchise and principal strategies businesses. The increase in our customer franchise businesses reflected improved results in derivatives and shares, particularly in Europe and Asia, as well as in convertibles. In addition, results in principal strategies reflected strength across all regions. During 2005, Equities operated in an environment characterized by generally higher equity prices, improved customer-driven activity and continued low levels of market volatility. Principal Investments recorded net revenues of $2.23 billion, due to a $1.48 billion gain related to our investment in the convertible preferred stock of SMFG and $753 million in gains and overrides from other corporate and, to a lesser extent, real estate principal investments.

Operating expenses of $10.14 billion for 2005 increased 22% compared with 2004, primarily due to increased compensation and benefits expenses, reflecting higher discretionary compensation and increased levels of employment and, to a lesser extent, higher non-compensation expenses related to consolidated entities held for investment purposes. Excluding non-compensation expenses related to consolidated entities held for investment purposes, the increase in non-compensation expenses was primarily attributable to higher brokerage, clearing and exchange fees, principally due to increased transaction volumes in FICC and Equities, and higher professional fees, due to increased legal and consulting fees. Pre-tax earnings of $6.22 billion in 2005 increased 23% compared with 2004.

2004 Versus 2003—Net revenues in Trading and Principal Investments of $13.33 billion for 2004 increased 28% compared with 2003. Net revenues in FICC of $7.32 billion increased 31% compared with 2003, primarily due to significantly higher net revenues in credit products and commodities, as well as improved performances in currencies and mortgages. In addition, net revenues in interest rate products were strong, but were lower compared with 2003. During 2004, FICC operated in an environment generally characterized by strong customer-driven activity, rising energy prices, narrow corporate credit spreads and low, although rising, interest rates. The yield curve remained steep in 2004, but flattened in the second half of the year. Net revenues in Equities of $4.67 billion increased 9% compared with 2003, reflecting higher net revenues in our customer franchise business, primarily due to increased activity in shares and derivatives. In addition, net revenues were higher in our principal strategies business. During 2004, Equities operated in an environment characterized by improved customer-driven activity, particularly early in the year, and generally higher equity prices. However, volatility levels continued to decline during 2004. Principal Investments recorded net revenues of $1.33 billion, primarily due to an unrealized gain related to our investment in the convertible preferred stock of SMFG of $771 million, as well as gains and overrides from other corporate principal investments.

Operating expenses of $8.29 billion for 2004 increased 19% compared with 2003, primarily due to increased compensation and benefits expenses resulting from higher discretionary compensation and increased levels of employment. Other expenses also increased, principally due to the acquisition of consolidated investments and increased levels of business activity. In addition, brokerage, clearing and exchange fees were higher, reflecting higher transaction volumes in certain of our businesses, professional fees increased, primarily due to higher consulting and legal fees, and market development expenses increased, primarily due to higher levels of business activity. These increases were partially offset by lower amortization of identifiable intangible assets, as 2003 included impairment charges in respect of option specialist rights. In addition, occupancy expenses decreased, primarily reflecting lower exit costs associated with reductions in our global office space, and depreciation and amortization expenses were lower. Pre-tax earnings of $5.04 billion in 2004 increased 44% compared with 2003.

Asset Management and Securities Services

Our Asset Management and Securities Services segment is divided into two components:

- *Asset Management*—Asset Management provides investment advisory and financial planning services and offers investment products across all major asset classes to a diverse group of institutions and individuals worldwide and primarily generates revenues in the form of management and incentive fees.
- *Securities Services*—Securities Services provides prime brokerage services, financing services and securities lending services to mutual funds, pension funds, hedge funds, foundations and high-net-worth individuals worldwide, and generates revenues primarily in the form of interest rate spreads or fees.

Assets under management typically generate fees as a percentage of asset value. In certain circumstances, we are also entitled to receive asset management incentive fees based on a percentage of a fund's return or when the return on assets under management exceeds specified benchmark returns or other performance targets. Incentive fees are recognized when the performance period ends and they are no longer subject to adjustment. We have numerous incentive fee arrangements, many of which have annual performance periods that end on December 31 and are not subject to adjustment thereafter. For that reason, incentive fees are seasonally weighted each year to our first fiscal quarter. Depending on the level of net revenues in our first fiscal quarter of 2006, these incentive fees may be material to the results of operations in that quarter.

The following table sets forth the operating results of our Asset Management and Securities Services segment:

ASSET MANAGEMENT AND SECURITIES SERVICES OPERATING RESULTS

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	2005	2004	2003
Asset Management	$2,956	$2,553	$1,853
Securities Services	1,793	1,296	1,005
Total net revenues	4,749	3,849	2,858
Operating expenses	3,070	2,430	1,890
Pre-tax earnings	$1,679	$1,419	$ 968

Assets under management include our mutual funds, alternative investment funds and separately managed accounts for institutional and individual investors. Substantially all assets under management are valued as of calendar month end.

The following table sets forth our assets under management by asset class:

ASSETS UNDER MANAGEMENT BY ASSET CLASS

(IN BILLIONS)	AS OF NOVEMBER 30		
	2005	2004	2003
Money markets	$101	$ 90	$ 89
Fixed income and currency	159	139	115
Equity[1]	158	126	98
Alternative investments[2]	114	97	71
Total	$532	$452	$373

[1] Includes both our fundamental equity and quantitative equity strategies.

[2] Primarily includes private equity funds, hedge funds, real estate funds, certain currency and asset allocation strategies and other assets allocated to external investment managers.

The following table sets forth a summary of the changes in our assets under management:

CHANGES IN ASSETS UNDER MANAGEMENT

(IN BILLIONS)	YEAR ENDED NOVEMBER 30		
	2005	2004	2003[1]
Balance, beginning of year	$452	$373	$348
Net asset inflows/(outflows)			
Money markets	11	1	(19)
Fixed income and currency	18	14	10
Equity	20	13	(1)
Alternative investments	14	24	6
Total net asset inflows/(outflows)	63	52	(4)
Net market appreciation/(depreciation)	17	27	29
Balance, end of year	$532	$452	$373

[1] Includes $4 billion in non-money market assets from our acquisition of Ayco and $16 billion in non-money market net asset outflows resulting from British Coal Pension Schemes' planned program of diversification among its asset managers.

2005 Versus 2004—Net revenues in Asset Management and Securities Services of $4.75 billion for 2005 increased 23% compared with 2004. Asset Management net revenues of $2.96 billion increased 16% compared with 2004, primarily due to higher management fees, driven by growth in assets under management. During 2005, assets under management increased 18% to $532 billion, reflecting net asset inflows of $63 billion across all asset classes as well as market appreciation of $17 billion, primarily in equity assets. Securities Services net revenues of $1.79 billion for 2005 increased 38% compared with 2004, primarily reflecting significantly higher global customer balances in securities lending and margin lending.

Operating expenses of $3.07 billion for 2005 increased 26% compared with 2004, primarily due to increased compensation and benefits expenses resulting from higher discretionary compensation and increased levels of employment. Other expenses also increased and professional fees were higher, principally due to increased consulting and legal fees. Pre-tax earnings of $1.68 billion increased 18% compared with 2004.

2004 Versus 2003—Net revenues in Asset Management and Securities Services of $3.85 billion for 2004 increased 35% compared with 2003. Asset Management net revenues of $2.55 billion increased 38% compared with 2003, primarily due to higher assets under management, significantly higher incentive fees and a full year contribution from Ayco. During 2004, assets under management increased 21% to $452 billion, reflecting net asset inflows of $52 billion across all asset classes, as well as market appreciation of $27 billion, primarily in equity and fixed income assets. Securities Services net revenues of $1.30 billion increased 29% compared with 2003, primarily due to significantly higher customer balances in securities lending and margin lending.

Operating expenses of $2.43 billion for 2004 increased 29% compared with 2003, primarily due to increased compensation and benefits expenses resulting from higher discretionary compensation and increased levels of employment. In addition, other expenses increased, principally due to higher levels of business activity, including increased Asset Management distribution costs.

Professional fees were also higher, primarily reflecting increased legal and consulting fees. These increases were partially offset by lower depreciation and amortization and occupancy expenses, primarily reflecting lower exit costs associated with reductions in our global office space. Pre-tax earnings of $1.42 billion increased 47% compared with 2003.

GEOGRAPHIC DATA

For a summary of the net revenues and pre-tax earnings of Goldman Sachs by geographic region, see Note 16 to the consolidated financial statements.

Off-Balance-Sheet Arrangements

We have various types of off-balance-sheet arrangements that we enter into in the ordinary course of business. Our involvement in these arrangements can take many different forms, including purchasing or retaining residual and other interests in mortgage-backed and other asset-backed securitization vehicles; holding senior and subordinated debt, interests in limited and general partnerships, and preferred and common stock in other nonconsolidated vehicles; entering into interest rate, foreign currency, equity, commodity and credit derivatives; entering into operating leases; and providing guarantees, indemnifications, loan commitments, letters of credit, representations and warranties.

We enter into these arrangements for a variety of business purposes, primarily related to the securitization of commercial and residential mortgages, home equity and auto loans, government and corporate bonds, and other types of financial assets. Other reasons for entering into these arrangements include underwriting client securitization transactions; providing secondary market liquidity; making investments in performing and nonperforming debt, equity, real estate and other assets; providing investors with credit-linked and asset-repackaged notes; and receiving or providing letters of credit to satisfy margin requirements and to facilitate the clearance and settlement process.

Variable interest entities (VIEs) and qualifying special-purpose entities (QSPEs) are critical to the functioning of several significant investor markets, including the mortgage-backed and other asset-backed securities markets, since they provide market liquidity to financial assets by offering investors access to specific cash flows and risks created through the securitization process. Our financial interests in, and derivative transactions with, such nonconsolidated entities are accounted for at fair value, in the same manner as our other financial instruments, except in cases where we exert significant influence over an entity and apply the equity method of accounting.

The following table sets forth where a discussion of these and other off-balance-sheet arrangements may be found in this Annual Report:

TYPE OF OFF-BALANCE-SHEET ARRANGEMENT	DISCLOSURE IN ANNUAL REPORT
Retained interests or contingent interests in assets transferred by us to nonconsolidated entities	See Note 3 to the consolidated financial statements.
Other obligations, including contingent obligations, arising out of variable interests we have in nonconsolidated entities	See Note 3 to the consolidated financial statements.
Derivative contracts	See "—Critical Accounting Policies" above and "—Risk Management" below and Note 3 to the consolidated financial statements.
Guarantees	See Note 6 to the consolidated financial statements.
Leases, letters of credit, and loans and other commitments	See "—Capital and Funding" below and Note 6 to the consolidated financial statements.

In addition, see Note 2 to the consolidated financial statements for a discussion of our consolidation policies.

Capital and Funding

CAPITAL

The amount of capital we hold is principally determined by regulatory capital requirements, rating agency guidelines, subsidiary capital requirements and our overall risk profile, which is largely driven by the size and composition of our trading and investing positions. Goldman Sachs' total capital (total shareholders' equity and long-term borrowings) increased 21% to $128.01 billion as of November 2005 compared with $105.78 billion as of November 2004. See "—Risk Management—Liquidity Risk—Cash Flows" below for a discussion of how we deployed capital raised as part of our financing activities.

The increase in total capital resulted primarily from an increase in long-term borrowings to $100.01 billion as of November 2005 from $80.70 billion as of November 2004. The weighted average maturity of our long-term borrowings as of November 2005 was approximately seven years. We swap a substantial portion of our long-term borrowings into U.S. dollar obligations with short-term floating interest rates in order to minimize our exposure to interest rates and foreign exchange movements. See Note 5 to the consolidated financial statements for further information regarding our long-term borrowings.

Over the past several years, our ratio of long-term borrowings to total shareholders' equity has been increasing. The growth in our long-term borrowings has been driven primarily by (i) our ability to replace a portion of our short-term borrowings with long-term borrowings and pre-fund near-term refinancing requirements, in light of the favorable debt financing environment, and (ii) the need to increase total capital in response to growth in our trading and investing businesses.

Total shareholders' equity increased by 12% to $28.00 billion (common equity of $26.25 billion and preferred stock of $1.75 billion) as of November 2005 from $25.08 billion as of November 2004. During 2005, Goldman Sachs issued 70,000 shares of preferred stock in three series as set forth in the following table:

PREFERRED STOCK BY SERIES

SERIES	DESCRIPTION	DATE ISSUED	SHARES ISSUED	SHARES AUTHORIZED	EARLIEST REDEMPTION DATE	REDEMPTION VALUE (IN MILLIONS)
A	Perpetual Floating Rate Non-Cumulative	April 25, 2005	30,000	50,000	April 25, 2010	$ 750
B	Perpetual 6.20% Non-Cumulative	October 31, 2005	32,000	50,000	October 31, 2010	800
C	Perpetual Floating Rate Non-Cumulative	October 31, 2005	8,000	25,000	October 31, 2010	200
			70,000	125,000		$1,750

Each share of preferred stock has a par value of $0.01, has a liquidation preference of $25,000, is represented by 1,000 depositary shares and is redeemable at our option at a redemption price equal to $25,000 plus declared and unpaid dividends. Our ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, our common stock is subject to certain restrictions in the event we fail to pay or set aside full dividends on our preferred stock for the latest completed dividend period. All preferred stock also has a preference over our common stock upon liquidation.

Our stock repurchase program is intended to help maintain our total shareholders' equity at appropriate levels and to substantially offset increases in share count over time resulting from employee equity-based compensation. The repurchase program has been effected primarily through regular open-market purchases and is influenced by, among other factors, the level of our common shareholders' equity, our overall capital position, employee equity awards granted and exercises of employee stock options, the prevailing market price of our common stock and general market conditions.

During 2005, we repurchased 63.7 million shares of our common stock at a total cost of $7.11 billion, and during 2004, we repurchased 18.7 million shares of our common stock at a total cost of $1.81 billion. The average price paid per share for repurchased shares was $111.57 and $96.29 for the years ended November 2005 and November 2004, respectively. The increase in the level of repurchases in 2005 compared with 2004 primarily reflects our decision to manage the growth of our common shareholders' equity. In addition, to satisfy minimum statutory employee tax withholding requirements related to the delivery of shares underlying restricted stock units, we cancelled 1.6 million restricted stock units at a total cost of $163 million in 2005 and we cancelled 9.1 million restricted stock units at a total cost of $870 million in 2004. As of November 2005, we were authorized to repurchase up to 42.7 million additional shares of stock pursuant to our repurchase program. For additional information on our repurchase program, see "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" in Part II, Item 5 of the Annual Report on Form 10-K.

The following table sets forth information on our assets, shareholders' equity, leverage ratios and book value per common share:

($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	AS OF NOVEMBER 2005	AS OF NOVEMBER 2004
Total assets	$706,804	$531,379
Adjusted assets[1]	466,019	347,082
Total shareholders' equity	28,002	25,079
Tangible equity capital[2]	25,549	22,958
Leverage ratio[3]	25.2x	21.2x
Adjusted leverage ratio[4]	18.2x	15.1x
Debt to equity ratio[5]	3.6x	3.2x
Common shareholders' equity	26,252	25,079
Tangible common shareholders' equity[6]	21,049	20,208
Book value per common share[7]	$ 57.02	$ 50.77
Tangible book value per common share[8]	45.72	40.91

[1] Adjusted assets excludes (i) low-risk collateralized assets generally associated with our matched book and securities lending businesses (which we calculate by adding our securities purchased under agreements to resell and securities borrowed, and then subtracting our nonderivative short positions), (ii) cash and securities we segregate for regulatory and other purposes and (iii) goodwill and identifiable intangible assets. The following table sets forth a reconciliation of total assets to adjusted assets:

(IN MILLIONS)	AS OF NOVEMBER 2005	AS OF NOVEMBER 2004
Total assets	$706,804	$531,379
Deduct: Securities purchased under agreements to resell	(83,619)	(44,257)
Securities borrowed	(191,800)	(155,086)
Add: Financial instruments sold, but not yet purchased, at fair value	149,071	132,097
Less derivative liabilities	(57,829)	(64,001)
Subtotal	91,242	68,096
Deduct: Cash and securities segregated for regulatory and other purposes	(51,405)	(48,179)
Goodwill and identifiable intangible assets	(5,203)	(4,871)
Adjusted assets	$466,019	$347,082

[2] Tangible equity capital equals total shareholders' equity and junior subordinated debt issued to a trust less goodwill and identifiable intangible assets. We consider junior subordinated debt issued to a trust to be a component of our tangible equity capital base due to the inherent characteristics of these securities, including the long-term nature of the securities, our ability to defer coupon interest for up to ten consecutive semiannual periods and the subordinated nature of the obligations in our capital structure. The following table sets forth the reconciliation of total shareholders' equity to tangible equity capital:

(IN MILLIONS)	AS OF NOVEMBER 2005	AS OF NOVEMBER 2004
Total shareholders' equity	$28,002	$25,079
Add: Junior subordinated debt issued to a trust	2,750	2,750
Deduct: Goodwill and identifiable intangible assets	(5,203)	(4,871)
Tangible equity capital	$25,549	$22,958

[3] Leverage ratio equals total assets divided by total shareholders' equity.

[4] Adjusted leverage ratio equals adjusted assets divided by tangible equity capital. We believe that the adjusted leverage ratio is a more meaningful measure of our capital adequacy than the leverage ratio because it excludes certain low-risk collateralized assets that are generally supported with little or no capital and reflects the tangible equity capital deployed in our businesses.

[5] Debt to equity ratio equals long-term borrowings divided by total shareholders' equity.

[6] Tangible common shareholders' equity equals total shareholders' equity less preferred stock and goodwill and identifiable intangible assets. The following table sets forth a reconciliation of total shareholders' equity to tangible common shareholders' equity:

(IN MILLIONS)	AS OF NOVEMBER 2005	AS OF NOVEMBER 2004
Total shareholders' equity	$28,002	$25,079
Deduct: Preferred stock	(1,750)	—
Common shareholders' equity	$26,252	$25,079
Deduct: Goodwill and identifiable intangible assets	(5,203)	(4,871)
Tangible common shareholders' equity	$21,049	$20,208

[7] Book value per common share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 460.4 million and 494.0 million as of November 2005 and November 2004, respectively.

[8] Tangible book value per common share is computed by dividing tangible common shareholders' equity by the number of common shares outstanding, including restricted stock units granted to employees with no future service requirements.

SHORT-TERM BORROWINGS

Goldman Sachs obtains secured and unsecured short-term borrowings primarily through the issuance of promissory notes, commercial paper and bank loans. Short-term borrowings also include the portion of long-term borrowings maturing within one year of our financial statement date and certain long-term borrowings that are redeemable within one year of our financial statement date at the option of the holder.

The following table sets forth our short-term borrowings by product:

SHORT-TERM BORROWINGS

(IN MILLIONS)	AS OF NOVEMBER 2005	2004
Promissory notes	$17,339	$19,513
Commercial paper	5,154	4,355
Bank loans and other	15,975	13,474
Current portion of long-term borrowings	16,751	17,617
Total	$55,219	$54,959

Our liquidity depends to an important degree on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding promissory notes (short-term unsecured debt that is nontransferable and in which Goldman Sachs does not make a market) and commercial paper have no obligation to purchase new instruments when the outstanding instruments mature.

The following table sets forth our secured and unsecured short-term borrowings:

(IN MILLIONS)	AS OF NOVEMBER 2005	2004
Secured short-term borrowings	$ 7,972	$ 8,558
Unsecured short-term borrowings	47,247	46,401
Total short-term borrowings	$55,219	$54,959

A large portion of our secured short-term borrowings are similar in nature to our other collateralized financing sources such as securities sold under agreements to repurchase. These secured short-term borrowings provide Goldman Sachs with a more stable source of liquidity than unsecured short-term borrowings, as they are less sensitive to changes in our credit ratings due to underlying collateral. Our unsecured short-term borrowings include extendible debt if the earliest maturity occurs within one year of our financial statement date. Extendible debt is debt that allows the holder the right to extend the maturity date at predetermined periods during the contractual life of the instrument. These borrowings can be, and in the past generally have been, extended. See "—Risk Management—Liquidity Risk" below for a discussion of the principal liquidity policies we have in place to manage the liquidity risk associated with our short-term borrowings. For a discussion of factors that could impair our ability to access the capital markets, see "—Certain Risk Factors That May Affect Our Business" above. See Note 4 to the consolidated financial statements for further information regarding our short-term borrowings.

CREDIT RATINGS

We rely upon the short-term and long-term debt capital markets to fund a significant portion of our day-to-day operations. The cost and availability of debt financing is influenced by our credit ratings. Credit ratings are important when we are competing in certain markets and when we seek to engage in longer term transactions, including OTC derivatives. We believe our credit ratings are primarily based on the credit rating agencies' assessment of our liquidity, market, credit and operational risk management practices, the level and variability of our earnings, our capital base, our franchise, reputation and management, our corporate governance and the external operating environment. See "—Certain Risk Factors That May Affect Our Business" above for a discussion of the risks associated with a reduction in our credit ratings.

The following table sets forth our unsecured credit ratings as of November 2005:

	SHORT-TERM DEBT	LONG-TERM DEBT	PREFERRED STOCK
Dominion Bond Rating Service Limited [1]	R-1 (middle)	A (high)	N/A
Fitch, Inc.	F1+	AA-	A+
Moody's Investors Service	P-1	Aa3	A2
Standard & Poor's [2]	A-1	A+	A-

(1) On November 22, 2005, Dominion Bond Rating Service Limited placed Goldman Sachs' long-term debt issuer rating "under review with positive implications".

(2) On October 11, 2005, Standard & Poor's affirmed Goldman Sachs' long-term debt rating and revised its outlook from "stable" to "positive".

As of November 2005, collateral or termination payments pursuant to bilateral agreements with certain counterparties of approximately $384 million would have been required in the event of a one-level reduction in our long-term credit ratings. In evaluating our liquidity requirements, we consider additional collateral or termination payments that would be required in the event of further reductions in our long-term credit ratings, as well as collateral that has not been called by counterparties, but is available to them. For a further discussion of our excess liquidity policies, see "—Risk Management—Liquidity Risk—Excess Liquidity—Maintenance of a Pool of Highly Liquid Securities" below.

CONTRACTUAL OBLIGATIONS AND CONTINGENT COMMITMENTS

Goldman Sachs has contractual obligations to make future payments under long-term debt and long-term noncancelable lease agreements and has contingent commitments under a variety of commercial arrangements.

The following table sets forth our contractual obligations as of November 2005:

CONTRACTUAL OBLIGATIONS

(IN MILLIONS)	2006	2007-2008	2009-2010	2011-THEREAFTER	TOTAL
Long-term borrowings by contract maturity [1] [2]	$ —	$23,613	$26,444	$49,950	$100,007
Minimum rental payments	399	875	594	2,134	4,002

[1] Long-term borrowings maturing within one year of our financial statement date and certain long-term borrowings that are redeemable within one year of our financial statement date at the option of the holder are included as short-term borrowings in the consolidated statements of financial condition.

[2] Long-term borrowings repayable at the option of Goldman Sachs are reflected at their contractual maturity dates. Certain long-term borrowings that are redeemable prior to maturity at the option of the holder are reflected at the dates such options become exercisable.

As of November 2005, our long-term borrowings were $100.01 billion and consisted principally of senior borrowings with maturities extending to 2035. These long-term borrowings consisted of $15.67 billion in secured long-term borrowings and $84.34 billion in unsecured long-term borrowings. As of November 2005, long-term borrowings included nonrecourse debt of $13.63 billion, consisting of $5.11 billion issued by William Street Funding Corporation (a wholly owned subsidiary of Group Inc. formed to raise funding to support loan commitments to investment-grade clients made by another wholly owned William Street entity), and $8.52 billion issued by other consolidated entities, of which $1.33 billion was related to our power generation facilities. Nonrecourse debt is debt that only the issuing subsidiary or, if applicable, a subsidiary guaranteeing the debt is obligated to repay. See Note 5 to the consolidated financial statements for further information regarding our long-term borrowings.

The following table sets forth our quarterly long-term borrowings maturity profile through fiscal 2011:

LONG-TERM BORROWINGS MATURITY PROFILE
($ IN MILLIONS)



9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Extendible[1]
Not Extendible
1Q 2007
2Q 2007
3Q 2007
4Q 2007
1Q 2008
2Q 2008
3Q 2008
4Q 2008
1Q 2009
2Q 2009
3Q 2009
4Q 2009
1Q 2010
2Q 2010
3Q 2010
4Q 2010
1Q 2011
2Q 2011
3Q 2011
4Q 2011
FISCAL QUARTERS

[1] Our long-term borrowings include extendible debt if the earliest maturity is one year or greater from our financial statement date. Extendible debt is categorized in the maturity profile at the earliest possible maturity date even though the debt can be, and in the past generally has been, extended.

As of November 2005, our future minimum rental payments, net of minimum sublease rentals, under noncancelable leases were $4.00 billion. These lease commitments, principally for office space, expire on various dates through 2069. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges.

During our third fiscal quarter of 2005, we announced plans for a new world headquarters in New York City, with initial occupancy scheduled for 2009, at an expected cost of $2.3 billion to $2.5 billion. Goldman Sachs will partially finance the project with tax-exempt Liberty Bonds. As of November 2005, we borrowed approximately $1.4 billion through the issuance of Liberty Bonds and may borrow up to an additional $250 million through the issuance of additional Liberty Bonds before 2010. As of November 2005, we had outstanding construction-related commitments of $47 million in connection with this project. Included in our future minimum rental payments under noncancelable lease agreements is $309 million related to a 64-year ground lease for the land on which our world headquarters will be constructed, of which $161 million is a lump-sum payment due by June 2007. See Note 6 to the consolidated financial statements for further information regarding our leases.

Our occupancy expenses include costs associated with office space held in excess of our current requirements. This excess space, the cost of which is charged to earnings as incurred, is being held for potential growth or to replace currently occupied space that we may exit in the future. We regularly evaluate our current and future space capacity in relation to current and projected staffing levels. We may incur exit costs in 2006 and thereafter to the extent we (i) reduce our space capacity or (ii) commit to, or occupy, new properties in the locations in which we operate and, consequently, dispose of existing space that had been held for potential growth. These exit costs may be material to our results of operations in a given period.

The following table sets forth our contingent commitments as of November 2005:

CONTINGENT COMMITMENTS

	COMMITMENT AMOUNT BY PERIOD OF EXPIRATION				
(IN MILLIONS)	2006	2007-2008	2009-2010	2011-THEREAFTER	TOTAL
Commitments to extend credit					
William Street program	$ 1,811	$ 1,788	$ 9,385	$ 1,521	$14,505
Other commercial lending:					
Investment-grade	9,592	5,893	1,008	1,099	17,592
Non-investment-grade	1,783	1,361	3,569	11,823	18,536
Warehouse financing	7,614	2,746	10	119	10,489
Total commitments to extend credit	20,800	11,788	13,972	14,562	61,122
Commitments under letters of credit issued by banks to counterparties	9,205	17	12	—	9,234
Other commercial commitments [1]	1,069	324	3,127	238	4,758
Total	$31,074	$12,129	$17,111	$14,800	$75,114

(1) Includes our corporate and real estate investment fund commitments, construction-related commitments and other purchase commitments.

Our commitments to extend credit are agreements to lend to counterparties that have fixed termination dates and are contingent on the satisfaction of all conditions to borrowing set forth in the contract. In connection with our lending activities, we had outstanding commitments of $61.12 billion as of November 2005 compared with $27.72 billion as of November 2004. The increase primarily related to our commercial lending activities outside the William Street credit extension program, and such commitments were generally extended in connection with contingent acquisition financing and other types of corporate lending. Since these commitments may expire unused, the total commitment amount does not necessarily reflect the actual future cash flow requirements. We may reduce our credit risk on these commitments by syndicating all or substantial portions of commitments to other investors. In addition, commitments that are extended for contingent acquisition financing are often short-term in nature, as borrowers often replace them with other funding sources. With respect to the William Street credit extension program, substantially all of the commitments extended are to investment-grade corporate borrowers. With respect to these commitments, we have credit loss protection provided to us by SMFG, which is generally limited to 95% of the first loss we realize on approved loan commitments, subject to a maximum of $1.00 billion. In addition, subject to the satisfaction of certain conditions, upon our request, SMFG will provide protection for 70% of the second loss on such commitments, subject to a maximum of $1.13 billion. We also use other financial instruments to hedge certain William Street commitments not covered by SMFG.

As of November 2005, we had commitments to enter into forward secured financing transactions, including certain repurchase and resale agreements and secured borrowing and lending arrangements, of $49.93 billion.

See Note 6 to the consolidated financial statements for further information regarding our commitments, contingencies and guarantees.

Regulation

During our second fiscal quarter of 2005, Goldman Sachs became regulated by the U.S. Securities and Exchange Commission (SEC) as a Consolidated Supervised Entity (CSE). As such, Goldman Sachs is subject to group-wide supervision and examination by the SEC and is subject to minimum capital requirements on a consolidated basis. As of November 2005, Goldman Sachs was in compliance with the CSE capital requirements.

The European Union's European Financial Groups Directive (Directive 2002/87/EC) introduced certain changes to the way financial conglomerates and other financial services organizations operating in Europe are regulated. As a result of these changes, activities that are conducted in otherwise unregulated entities are now subject to certain forms of regulation, including consolidated supervision and capital adequacy requirements. The measures we have taken to comply with the directive include becoming regulated as a CSE.

In addition, many of our principal subsidiaries are subject to separate regulation in the United States and/or elsewhere. Goldman, Sachs & Co. and Goldman Sachs Execution & Clearing, L.P. are registered U.S. broker-dealers and futures commissions merchants, and their primary regulators include the SEC, the Commodity Futures Trading Commission, the Chicago Board of Trade, the NYSE, the National Association of Securities Dealers, Inc. and the National Futures Association. Goldman Sachs International, a regulated U.K. broker-dealer, is subject to regulation primarily by the Financial Services Authority. Goldman Sachs (Japan) Ltd., a regulated broker-dealer based in Tokyo, is subject to regulation by the Financial Services Agency, the Tokyo Stock Exchange, the Osaka Securities Exchange, The Tokyo International Financial Futures Exchange, the Japan Securities Dealers Association, the Tokyo Commodity Exchange, and the Ministry of Economy, Trade and Industry. Several other subsidiaries of Goldman Sachs are regulated by securities, investment advisory, banking, and other regulators and authorities around the world, such as the Federal Financial Supervisory Authority (BaFin) and the Bundesbank in Germany, the Autorité des Marchés Financiers and Banque de France in France, Banca d'Italia and the Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, the Swiss Federal Banking Commission, the Securities and Futures Commission in Hong Kong, the Monetary Authority of Singapore and the China Securities Regulatory Commission. See Note 15 to the consolidated financial statements for further information regarding our regulated subsidiaries. For a discussion of our potential inability to access funds from our regulated entities, see "—Risk Management—Liquidity Risk—Intercompany Funding" below.

Risk Management

Management believes that effective risk management is of primary importance to the success of Goldman Sachs. Accordingly, we have a comprehensive risk management process to monitor, evaluate and manage the principal risks we assume in conducting our activities. These risks include market, credit, liquidity, operational, legal and reputational exposures.

RISK MANAGEMENT STRUCTURE

We seek to monitor and control our risk exposure through a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems. In addition, a number of committees are responsible for monitoring risk exposures and for general oversight of our risk management process. These committees, whose responsibilities are described below, meet regularly and consist of senior members of both our revenue-producing units and departments that are independent of our revenue-producing units.

Segregation of duties and management oversight are fundamental elements of our risk management process. In addition to the committees described below, functions that are independent of the revenue-producing units, such as Compliance, Finance, Legal, Management Controls (Internal Audit) and Operations, perform risk management functions, which include monitoring, analyzing and evaluating risk.

Management Committee—All risk control functions ultimately report to our Management Committee. Through both direct and delegated authority, the Management Committee approves all of our operating activities, trading risk parameters and customer review guidelines.

Risk Committees—The Firmwide Risk Committee reviews the activities of existing businesses, approves new businesses and products, approves firmwide and divisional market risk limits, reviews business unit market risk limits, approves market risk limits for selected sovereign markets and business units, approves sovereign credit risk limits and credit risk limits by ratings group, and reviews scenario analyses based on abnormal or "catastrophic" market movements.

The Divisional Risk Committee sets market risk limits for our trading activities subject to overall firmwide risk limits, based on a number of measures, including Value-at-Risk (VaR), stress tests and scenario analyses. Several other committees oversee various risk, valuation, operational, credit and business practice issues related to our asset management business.

Business unit risk limits are established by the various risk committees and may be further allocated by the business unit managers to individual trading desks. Trading desk managers have the first line of responsibility for managing risk within prescribed limits. These managers have in-depth knowledge of the primary sources of risk in their respective markets and the instruments available to hedge their exposures.

Market risk limits are monitored by the Finance Division and are reviewed regularly by the appropriate risk committee. Limit violations are reported to the appropriate risk committee and business unit managers and addressed, as necessary. Credit risk limits are also monitored by the Finance Division and reviewed by the appropriate risk committee.

Business Practices Committee—The Business Practices Committee assists senior management in its oversight of compliance, legal and operational risks and related reputational concerns, such as potential conflicts of interest. The Business Practices Committee also reviews the firm's business practices, policies, and procedures for consistency with our business principles. The Business Practices Committee reviews these areas and makes recommendations for improvements as necessary to mitigate potential risks and assist in achieving adherence to our business principles.

Capital Committee—The Capital Committee reviews and approves transactions involving commitments of our capital. Such capital commitments include extensions of credit, alternative liquidity commitments, certain bond underwritings, certain distressed debt and principal finance activities, and certain equity-linked structured products. The Capital Committee is also responsible for ensuring that business and reputational standards for capital commitments are maintained on a global basis.

Commitments Committee—The Commitments Committee reviews and approves underwriting and distribution activities, primarily with respect to offerings of equity and equity-related securities, and sets and maintains policies and procedures designed to ensure that legal, reputational, regulatory and business standards are maintained in conjunction with these activities. In addition to reviewing specific transactions, the Commitments Committee periodically conducts strategic reviews of industry sectors and products and establishes policies in connection with transaction practices.

Credit Policy Committee—The Credit Policy Committee establishes and reviews broad credit policies and parameters that are implemented by the Credit Department.

Finance Committee—The Finance Committee establishes and ensures compliance with our liquidity policies, approves balance sheet limits and has oversight responsibility for liquidity risk, the size and composition of our balance sheet and capital base, and our credit ratings. The Finance Committee regularly reviews our balance sheet, funding position and capitalization and makes adjustments in light of current events, risks and exposures.

New Products Committee—The New Products Committee, under the oversight of the Firmwide Risk Committee, is responsible for reviewing and approving new products and businesses globally.

Operational Risk Committee—The Operational Risk Committee provides oversight of the ongoing development and implementation of our operational risk policies, framework and methodologies, and monitors the effectiveness of operational risk management.

Structured Products Committee—The Structured Products Committee reviews and approves structured product transactions entered into with our clients that raise legal, regulatory, tax or accounting issues or present reputational risk to Goldman Sachs.

MARKET RISK

The potential for changes in the market value of our trading and investing positions is referred to as market risk. Such positions result from market-making, specialist, proprietary trading and investing, and underwriting activities.

Categories of market risk include exposures to interest rates, equity prices, currency rates and commodity prices. A description of each market risk category is set forth below:

- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates, mortgage prepayment speeds and credit spreads.
- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Currency rate risks result from exposures to changes in spot prices, forward prices and volatilities of currency rates.
- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, petroleum products, and precious and base metals.

We seek to manage these risks by diversifying exposures, controlling position sizes and establishing hedges in related securities or derivatives. For example, we may hedge a portfolio of common stocks by taking an offsetting position in a related equity-index futures contract. The ability to manage an exposure may, however, be limited by adverse changes in the liquidity of the security or the related hedge instrument and in the correlation of price movements between the security and related hedge instrument.

In addition to applying business judgment, senior management uses a number of quantitative tools to manage our exposure to market risk. These tools include:

- risk limits based on a summary measure of market risk exposure referred to as VaR, which are updated and monitored on a daily basis;
- scenario analyses, stress tests and other analytical tools that measure the potential effects on our net revenues of various market events, including, but not limited to, a large widening of credit spreads, a substantial decline in equity markets and significant moves in selected sovereign markets; and
- inventory position limits for selected business units.

VaR

VaR is the potential loss in value of Goldman Sachs' trading positions due to adverse market movements over a defined time horizon with a specified confidence level.

For the VaR numbers reported below, a one-day time horizon and a 95% confidence level were used. This means that there is a 1 in 20 chance that daily trading net revenues will fall below the expected daily trading net revenues by an amount at least as large as the reported VaR. Thus, shortfalls from expected trading net revenues on a single trading day greater than the reported VaR would be anticipated to occur, on average, about once a month. Shortfalls on a single day can exceed reported VaR by significant amounts. Shortfalls can also accumulate over a longer time horizon such as a number of consecutive trading days.

The VaR numbers below are shown separately for interest rate, equity, currency and commodity products, as well as for our overall trading positions. The VaR numbers in each risk category include the underlying product positions and related hedges that may include positions in other product areas. For example, the hedge of a foreign exchange forward may include an interest rate futures position, and the hedge of a long corporate bond position may include a short position in the related equity.

The modeling of the risk characteristics of our trading positions involves a number of assumptions and approximations. While management believes that these assumptions and approximations are reasonable, there is no standard methodology for estimating VaR, and different assumptions and/or approximations could produce materially different VaR estimates.

We use historical data to estimate our VaR and, to better reflect current asset volatilities, we generally weight historical data to give greater importance to more recent observations. Given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden fundamental changes or shifts in market conditions. An inherent limitation of VaR is that the distribution of past changes in market risk factors may not produce accurate predictions of future market risk. Different VaR methodologies and distributional assumptions could produce a materially different VaR. Moreover, VaR calculated for a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or offset with hedges within one day. Changes in VaR between reporting periods are generally due to changes in levels of exposure, volatilities and/or correlations among asset classes.

The following tables set forth the daily VaR:

AVERAGE DAILY VaR [1]
(IN MILLIONS)

RISK CATEGORIES	YEAR ENDED NOVEMBER 2005	2004	2003
Interest rates	$ 37	$ 36	$ 38
Equity prices	34	32	27
Currency rates	17	20	18
Commodity prices	26	20	18
Diversification effect [2]	(44)	(41)	(43)
Total	$ 70	$ 67	$ 58

(1) *During the second quarter of 2004, we began to exclude from our calculation other debt portfolios that cannot be properly measured in VaR. The effect of excluding these portfolios was not material to prior periods and, accordingly, such periods have not been adjusted. For a further discussion of the market risk associated with these portfolios, see "—Other Debt Portfolios" below.*

(2) Equals the difference between total VaR and the sum of the VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

Our average daily VaR increased to $70 million in 2005 from $67 million in 2004. The increase was primarily due to higher levels of exposure to commodity prices, equity prices and interest rates, partially offset by reduced exposures to currency rates, as well as reduced volatilities, particularly in interest rate and equity assets.

Our average daily VaR increased to $67 million in 2004 from $58 million in 2003, primarily due to higher levels of exposure to equity prices, currency rates and commodity prices, partially offset by reduced exposures to interest rates, as well as reduced volatilities, particularly in interest rate and equity assets.

DAILY VaR
(IN MILLIONS)

	AS OF NOVEMBER		YEAR ENDED NOVEMBER 2005	
RISK CATEGORIES	2005	2004	HIGH	LOW
Interest rates	$ 45	$ 28	$53	$26
Equity prices	54	25	62	21
Currency rates	10	18	31	9
Commodity prices	18	35	37	16
Diversification effect [1]	(44)	(40)		
Total	$ 83	$ 66	$91	$51

(1) Equals the difference between total VaR and the sum of the VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

Our daily VaR increased to $83 million as of November 2005 from $66 million as of November 2004. The increase was primarily due to higher levels of exposure to equity prices and interest rates, partially offset by reduced exposures to commodity prices and currency rates, as well as reduced volatilities in equity, currency and commodity assets.

The following chart presents our daily VaR during 2005:

DAILY VaR
($ IN MILLIONS)


100
90
80
70
60
50
40
30
20
10
0
DAILY VaR
FIRST QUARTER 2005
SECOND QUARTER 2005
THIRD QUARTER 2005
FOURTH QUARTER 2005

Trading Net Revenues Distribution

Substantially all of our inventory positions are marked-to-market on a daily basis and changes are recorded in net revenues. The following chart sets forth the frequency distribution of our daily trading net revenues for substantially all inventory positions included in VaR for the year ended November 2005:

DAILY TRADING NET REVENUES
($ IN MILLIONS)


NUMBER OF DAYS
18
22
46
53
56
27
19
18
<(20)
(20)-0
0-20
20-40
40-60
60-80
80-100
>100
DAILY TRADING NET REVENUES

As part of our overall risk control process, daily trading net revenues are compared with VaR calculated as of the end of the prior business day. Trading losses incurred on a single day did not exceed our 95% one-day VaR during 2005.

Other Debt Portfolios

The market risk associated with portfolios in our credit products business that cannot be properly measured in VaR (primarily due to inadequate historical data on the underlying assets in the aggregate) is measured based on a potential 10% decline in the asset value of such portfolios. The market values of the underlying positions are sensitive to changes in a number of factors, including discount rates and the projected timing and amount of future cash flows. As of November 2005, the potential impact of a 10% decline in the asset value of these portfolios was $669 million compared with $416 million as of November 2004. The increase in 2005 is primarily due to new investments in the Americas and Asia.

Nontrading Risk

SMFG—The market risk of our investment in the convertible preferred stock of SMFG, net of the economic hedge on the unrestricted shares of common stock underlying a portion of our investment, is measured using a sensitivity analysis that estimates the potential reduction in our net revenues associated with a 10% decline in the SMFG common stock price. As of November 2005, the sensitivity of our investment to a 10% decline in the SMFG common stock price was $262 million compared with $236 million as of November 2004. The change is primarily due to an increase in the SMFG common stock price and, to a lesser extent, the impact of the passage of time in respect of the transfer restrictions on the underlying common stock, partially offset by the effect of hedging the unrestricted shares of common stock underlying our investment. This sensitivity should not be extrapolated to other movements in the SMFG common stock price, as the relationship between the fair value of our investment and the SMFG common stock price is nonlinear.

Other Principal Investments—The market risk for financial instruments in our nontrading portfolio, including our merchant banking investments but excluding our investment in the convertible preferred stock of SMFG, is measured using a sensitivity analysis that estimates the potential reduction in our net revenues associated with a 10% decline in equity markets. This sensitivity analysis is based on certain assumptions regarding the relationship between changes in stock price indices and changes in the fair value of the individual financial instruments in our nontrading portfolio. Different assumptions could produce materially different risk estimates. As of November 2005, the sensitivity of our nontrading portfolio (excluding our investment in the convertible preferred stock of SMFG) to a 10% equity market decline was $181 million compared with $118 million as of November 2004, primarily reflecting new private investments.

CREDIT RISK

Credit risk represents the loss that we would incur if a counterparty or an issuer of securities or other instruments we hold fails to perform under its contractual obligations to us, or upon a deterioration in the credit quality of third parties whose securities or obligations we hold. To reduce our credit exposures, we seek to enter into netting agreements with counterparties that permit us to offset receivables and payables with such counterparties. In addition, we attempt to further reduce credit risk with certain counterparties by (i) entering into agreements that enable us to obtain collateral from a counterparty or to terminate or reset the terms of transactions after specified time periods or upon the occurrence of credit-related events, (ii) seeking third-party guarantees of the counterparty's obligations, and/or (iii) using credit derivatives and other structures and techniques.

For most businesses, counterparty credit limits are established by the Credit Department, which is independent of the revenue-producing departments, based on guidelines set by the Firmwide Risk Committee and the Credit Policy Committee. For most products, we measure and limit credit exposures by reference to both current and potential exposure. We typically measure potential exposure based on projected worst-case market movements over the life of a transaction within a 95% confidence interval. For collateralized transactions, we also evaluate potential exposure over a shorter collection period, and give effect to the value of collateral received. We further seek to measure credit exposure through the use of scenario analyses, stress tests and other quantitative tools. Our global credit management systems monitor current and potential credit exposure to individual counterparties and on an aggregate basis to counterparties and their affiliates. These systems also provide management, including the Firmwide Risk and Credit Policy Committees, with information regarding overall credit risk by product, industry sector, country and region.

As of both November 2005 and November 2004, we held U.S. government and federal agency obligations that represented 7% and 5% of our total assets, respectively. In addition, most of our securities purchased under agreements to resell are collateralized by U.S. government, federal agency and other sovereign obligations. As of November 2005 and November 2004, we did not have credit exposure to any other counterparty that exceeded 5% of our total assets. However, over the past several years, the amount and duration of our credit exposures have been increasing, due to, among other factors, the growth of our lending and OTC derivative activities. A further discussion of our derivative activities follows below.

DERIVATIVES

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange.

Substantially all of our derivative transactions are entered into for trading purposes, to facilitate client transactions, to take proprietary positions or as a means of risk management. In addition to derivative transactions entered into for trading purposes, we enter into derivative contracts to hedge our net investment in non-U.S. operations and to manage the interest rate and currency exposure on our long-term borrowings and certain short-term borrowings.

Derivatives are used in many of our businesses, and we believe that the associated market risk can only be understood relative to all of the underlying assets or risks being hedged, or as part of a broader trading strategy. Accordingly, the market risk of derivative positions is managed together with our nonderivative positions.

Fair values of our derivative contracts are reflected net of cash paid or received pursuant to credit support agreements and are reported on a net-by-counterparty basis in our consolidated statements of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. For an OTC derivative, our credit exposure is directly with our counterparty and continues until the maturity or termination of such contract.

The following table sets forth the distribution, by credit rating, of substantially all of our exposure with respect to OTC derivatives as of November 2005, after taking into consideration the effect of netting agreements. The categories shown reflect our internally determined public rating agency equivalents.

OVER-THE-COUNTER DERIVATIVE CREDIT EXPOSURE
($ IN MILLIONS)

CREDIT RATING EQUIVALENT	EXPOSURE[1]	COLLATERAL HELD	EXPOSURE NET OF COLLATERAL	PERCENTAGE OF TOTAL EXPOSURE NET OF COLLATERAL
AAA/Aaa	$ 4,332	$ 222	$ 4,110	12%
AA/Aa2	9,721	1,801	7,920	22
A/A2	13,166	3,332	9,834	28
BBB/Baa2	10,209	2,809	7,400	21
BB/Ba2 or lower	8,859	3,330	5,529	15
Unrated	1,376	582	794	2
Total	$47,663	$12,076	$35,587	100%

(1) Net of cash received pursuant to credit support agreements of $22.61 billion.

The following tables set forth our OTC derivative credit exposure, net of collateral, by remaining contractual maturity:

EXPOSURE NET OF COLLATERAL
(IN MILLIONS)

CREDIT RATING EQUIVALENT	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL[1]
AAA/Aaa	$ 858	$ 367	$ 1,053	$1,074	$ 758	$ 4,110
AA/Aa2	1,897	596	1,954	2,228	1,245	7,920
A/A2	3,049	1,009	2,542	1,841	1,393	9,834
BBB/Baa2	2,151	621	2,700	409	1,519	7,400
BB/Ba2 or lower	1,558	352	2,850	508	261	5,529
Unrated	293	124	193	168	16	794
Total	$9,806	$3,069	$11,292	$6,228	$5,192	$35,587

CONTRACT TYPE	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL[1]
Interest rates	$1,591	$ 346	$ 3,212	$4,237	$3,946	$13,332
Currencies	4,395	609	1,506	739	1,022	8,271
Commodities	3,381	1,240	6,082	711	116	11,530
Equities	439	874	492	541	108	2,454
Total	$9,806	$3,069	$11,292	$6,228	$5,192	$35,587

[1] Where we have obtained collateral from a counterparty under a master trading agreement that covers multiple products and transactions, we have allocated the collateral ratably based on exposure before giving effect to such collateral.

Derivative transactions may also involve legal risks including the risk that they are not authorized or appropriate for a counterparty, that documentation has not been properly executed or that executed agreements may not be enforceable against the counterparty. We attempt to minimize these risks by obtaining advice of counsel on the enforceability of agreements as well as on the authority of a counterparty to effect the derivative transaction. In addition, certain derivative transactions involve the risk that we may have difficulty obtaining, or be unable to obtain, the underlying security or obligation in order to satisfy any physical settlement requirement or that the derivative may have been assigned to a different counterparty without our knowledge or consent.

LIQUIDITY RISK

Liquidity is of critical importance to companies in the financial services sector. Most failures of financial institutions have occurred in large part due to insufficient liquidity resulting from adverse circumstances. Accordingly, Goldman Sachs has in place a comprehensive set of liquidity and funding policies that are intended to maintain significant flexibility to address both firm-specific and broader industry or market liquidity events. Our principal objective is to be able to fund Goldman Sachs and to enable our core businesses to continue to generate revenue even under adverse circumstances.

Management has implemented a number of policies according to the following liquidity risk management framework:

- *Excess Liquidity*—maintain substantial excess liquidity to meet a broad range of potential cash outflows in a stressed environment including financing obligations.
- *Asset-Liability Management*—ensure we fund our assets with appropriate financing.
- *Intercompany Funding*—maintain parent company liquidity and manage the distribution of liquidity across the group structure.
- *Crisis Planning*—ensure all funding and liquidity management is based on stress-scenario planning and feeds into our liquidity crisis plan.

Excess Liquidity

Maintenance of a Pool of Highly Liquid Securities—Our most important liquidity policy is to pre-fund what we estimate will be our likely cash needs during a liquidity crisis and hold such excess liquidity in the form of unencumbered, highly liquid securities that may be sold or pledged to provide same-day liquidity. This "Global Core Excess" liquidity is intended to allow us to meet immediate obligations without needing to sell other assets or depend on additional funding from credit-sensitive markets. We believe that this pool of excess liquidity provides us with a resilient source of funds and gives us significant flexibility in managing through a difficult funding environment. Our Global Core Excess reflects the following principles:

- The first days or weeks of a liquidity crisis are the most critical to a company's survival.
- Focus must be maintained on all potential cash and collateral outflows, not just disruptions to financing flows. Goldman Sachs' businesses are diverse, and its cash needs are driven by many factors, including market movements, collateral requirements and client commitments, all of which can change dramatically in a difficult funding environment.
- During a liquidity crisis, credit-sensitive funding, including unsecured debt and some types of secured financing agreements, may be unavailable and the terms or availability of other types of secured financing may change.
- As a result of our policy to pre-fund liquidity that we estimate may be needed in a crisis, we hold more unencumbered securities and larger unsecured debt balances than our businesses would otherwise require. We believe that our liquidity is stronger with greater balances of highly liquid unencumbered securities, even though it increases our unsecured liabilities.

The following table sets forth the average loan value (the estimated amount of cash that would be advanced by counterparties against these securities) of our Global Core Excess:

	YEAR ENDED NOVEMBER	
(IN MILLIONS)	2005	2004
U.S. dollar-denominated	$35,310	$33,858
Non-U.S. dollar-denominated	11,029	8,135
Total Global Core Excess	$46,339	$41,993

The U.S. dollar-denominated excess is comprised of only unencumbered U.S. government and agency securities and highly liquid mortgage securities, all of which are Federal Reserve repo-eligible, as well as overnight cash deposits. Our non-U.S. dollar-denominated excess is comprised of only unencumbered French, German, United Kingdom and Japanese government bonds and euro, British pound and Japanese yen overnight cash deposits. We strictly limit our Global Core Excess to this narrowly defined list of securities and cash that we believe are highly liquid, even in a difficult funding environment.

The majority of our Global Core Excess is structured such that it is available to meet the liquidity requirements of our parent company, Group Inc., and all of its subsidiaries. The remainder is held in our principal non-U.S. operating entities, primarily to better match the currency and timing requirements for those entities' potential liquidity obligations.

The size of our Global Core Excess is determined by an internal liquidity model together with a qualitative assessment of the condition of the financial markets and of Goldman Sachs. Our liquidity model identifies and estimates cash and collateral outflows over a short-term horizon in a liquidity crisis, including, but not limited to:

- upcoming maturities of unsecured debt and letters of credit;
- potential buybacks of a portion of our outstanding negotiable unsecured debt;
- adverse changes in the terms or availability of secured funding;
- derivatives and other margin and collateral outflows, including those due to market moves or increased requirements;
- additional collateral that could be called in the event of a downgrade in our credit ratings;
- draws on our unfunded commitments not supported by William Street Funding Corporation[1]; and
- upcoming cash outflows, such as tax and other large payments.

Other Unencumbered Assets—In addition to our Global Core Excess described above, we have a significant amount of other unencumbered securities as a result of our business activities. These assets, which are located in the United States, Europe and Asia, include other government bonds, high-grade money market securities, corporate bonds and marginable equities. We do not include these securities in our Global Core Excess.

We maintain Global Core Excess and other unencumbered assets in an amount that, if pledged or sold, would provide the funds necessary to replace at least 110% of our unsecured obligations that are scheduled to mature (or where holders have the option to redeem) within the next 12 months. This implies that we could fund our positions on a secured basis for one year in the event we were unable to issue new unsecured debt or liquidate assets. We assume conservative loan values that are based on stress-scenario borrowing capacity and we regularly review these assumptions asset-by-asset. The estimated aggregate loan value of our Global Core Excess and our other unencumbered assets averaged $125.36 billion in 2005 and $100.51 billion in 2004.

[1] The Global Core Excess excludes liquid assets held separately to support the William Street credit extension program.

Asset-Liability Management

Asset Quality and Balance Sheet Composition—We seek to maintain a highly liquid balance sheet and substantially all of our inventory is marked-to-market daily. We utilize aged inventory limits for certain financial instruments as a disincentive to our businesses to hold inventory over longer periods of time. We believe that these limits provide a complementary mechanism for ensuring appropriate balance sheet liquidity in addition to our standard position limits. In addition, we periodically reduce the size of certain parts of our balance sheet to comply with period end limits set by management. Because of these periodic reductions and certain other factors including seasonal activity, market conventions and periodic market opportunities in certain of our businesses that result in larger positions during the middle of our reporting periods, our balance sheet fluctuates between financial statement dates and is lower at fiscal period end than would be observed on an average basis. Over the last six quarters, our total assets and adjusted assets at quarter end have been, on average, 9% and 11% lower, respectively, than amounts that would have been observed, based on a weekly average, over that period. These differences, however, have not resulted in material changes to our credit risk, market risk or liquidity position because they are generally in highly liquid assets that are typically financed on a secured basis.

Certain financial instruments may be more difficult to fund on a secured basis during times of market stress and, accordingly, we generally hold higher levels of capital for these assets than more liquid types of financial instruments. The table below sets forth our aggregate holdings in these categories of financial instruments:

	AS OF NOVEMBER	
(IN MILLIONS)	2005	2004
Mortgage whole loans and collateralized debt obligations [1]	$31,459	$18,346
Bank loans [2]	13,843	8,900
High-yield securities	8,822	6,057
Emerging market debt securities	1,789	1,653
SMFG convertible preferred stock	4,058	2,556
Other corporate principal investments [3]	1,723	1,278
Real estate principal investments [3]	745	820

[1] Includes certain mortgage-backed interests held in QSPEs. See Note 3 to the consolidated financial statements for further information regarding our securitization activities.

[2] Includes funded commitments and inventory held in connection with our origination and secondary trading activities.

[3] Excludes assets for which Goldman Sachs is not at risk (e.g., assets related to consolidated employee-owned merchant banking funds) of $1.93 billion and $1.28 billion as of November 2005 and November 2004, respectively.

A large portion of these assets are funded on a secured basis through secured funding markets or nonrecourse financing. We focus on demonstrating a consistent ability to fund these assets on a secured basis for extended periods of time to reduce refinancing risk and to help ensure that these assets have an established amount of loan value in order that they can be funded in periods of market stress.

See Note 3 to the consolidated financial statements for further information regarding the financial instruments we hold.

Appropriate Financing of Asset Base—We seek to manage the maturity profile of our funding base such that we should be able to liquidate our assets prior to our liabilities coming due, even in times of prolonged or severe liquidity stress. We generally do not rely on immediate sales of assets (other than our Global Core Excess) to maintain liquidity in a distressed environment. However, we recognize that orderly asset sales may be prudent and necessary in a persistent liquidity crisis.

In order to avoid reliance on asset sales, our goal is to ensure that we have sufficient total capital (long-term borrowings plus total shareholders' equity) to fund our balance sheet for at least one year. We seek to maintain total capital in excess of the aggregate of the following long-term financing requirements:

- the portion of financial instruments owned that we believe could not be funded on a secured basis in periods of market stress, assuming conservative loan values;
- goodwill and identifiable intangible assets, property, leasehold improvements and equipment, and other illiquid assets;
- derivative and other margin and collateral requirements;
- anticipated draws on our unfunded loan commitments; and
- capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term financing requirements. See "—Intercompany Funding" below for a further discussion of how we fund our subsidiaries.

Our total capital of $128.01 billion and $105.78 billion as of November 2005 and November 2004, respectively, exceeded the aggregate of these requirements.

Conservative Liability Structure—We structure our liabilities conservatively to reduce refinancing risk as well as the risk that we may redeem or repurchase certain of our borrowings prior to their contractual maturity. For example, we may repurchase Goldman Sachs' commercial paper through the ordinary course of business as a market maker. As such, we emphasize the use of promissory notes (in which Goldman Sachs does not make a market) over commercial paper in order to improve the stability of our short-term unsecured financing base. We have also created internal guidelines regarding the principal amount of debt maturing on any one day or during any single week or year and have average maturity targets for our unsecured debt programs.

We seek to maintain broad and diversified funding sources globally for both secured and unsecured funding. We have imposed various internal guidelines, including the amount of our commercial paper that can be owned and letters of credit that can be issued by any single investor or group of investors. We benefit from distributing our debt issuances through our own sales force to a large, diverse global creditor base and we believe that our relationships with our creditors are critical to our liquidity.

We access funding in a variety of markets in the United States, Europe and Asia. We issue debt through syndicated U.S. registered offerings, U.S. registered and 144A medium-term note programs, offshore medium-term note offerings and other bond offerings, U.S. and non-U.S. commercial paper and promissory note issuances, and other methods. We make extensive use of the repurchase agreement and securities lending markets and arrange for letters of credit to be issued on our behalf.

Additionally, unsecured debt issued by Group Inc. does not contain provisions that would, based solely upon an adverse change in our credit ratings, financial ratios, earnings, cash flows or our stock price, trigger a requirement for an early payment, collateral support, change in terms, acceleration of maturity or the creation of an additional financial obligation.

Intercompany Funding

Subsidiary Funding Policies—Substantially all of our unsecured funding is raised by our parent company, Group Inc. The parent company then lends the necessary funds to its subsidiaries, some of which are regulated, to meet their asset financing and capital requirements. In addition, the parent company provides its regulated subsidiaries with the necessary capital to meet their regulatory requirements. The benefits of this approach to subsidiary funding include enhanced control and greater flexibility to meet the funding requirements of our subsidiaries.

Our intercompany funding policies are predicated on an assumption that, unless legally provided for, funds or securities are not freely available from a subsidiary to its parent company or other subsidiaries. In particular, many of our subsidiaries are subject to laws that authorize regulatory bodies to block or limit the flow of funds from those subsidiaries to Group Inc. Regulatory action of that kind could impede access to funds that Group Inc. needs to make payments on obligations, including debt obligations. As such, we assume that capital or other financing provided to our regulated subsidiaries is not available to our parent company or other subsidiaries. In addition, we assume that the Global Core Excess held in our principal non-U.S. operating entities will not be available to our parent company or other subsidiaries and therefore is available only to meet the potential liquidity requirements of those entities.

We also manage our intercompany exposure by requiring senior and subordinated intercompany loans to have maturities equal to or shorter than the maturities of the aggregate borrowings of the parent company. This policy ensures that the subsidiaries' obligations to the parent company will generally mature in advance of the parent company's third-party borrowings. In addition, many of our subsidiaries and affiliates pledge collateral at loan value to the parent company to cover their intercompany borrowings (other than subordinated debt) in order to mitigate parent company liquidity risk.

Equity investments in subsidiaries are generally funded with parent company equity capital. As of November 2005, Group Inc.'s equity investment in subsidiaries was $25.26 billion compared with its total shareholders' equity of $28.00 billion.

Group Inc. has provided substantial amounts of equity and subordinated indebtedness, directly or indirectly, to its regulated subsidiaries; for example, as of November 2005, Group Inc. had $17.04 billion of such equity and subordinated indebtedness invested in Goldman, Sachs & Co., its principal U.S. registered broker-dealer; $16.06 billion invested in Goldman Sachs International, a regulated U.K. broker-dealer; $2.41 billion invested in Goldman Sachs Execution & Clearing, L.P., a U.S. registered broker-dealer; and $1.98 billion invested in Goldman Sachs (Japan) Ltd., a regulated broker-dealer based in Tokyo. Group Inc. also had $44.52 billion of unsubordinated loans to these entities as of November 2005, as well as significant amounts of capital invested in and loans to its other regulated subsidiaries.

Subsidiary Foreign Exchange Policies—Our capital invested in non-U.S. subsidiaries is generally exposed to foreign exchange risk, substantially all of which is hedged. In addition, we generally hedge the nontrading exposure to foreign exchange risk that arises from transactions denominated in currencies other than the transacting entity's functional currency.

Crisis Planning

In order to be prepared for a liquidity event, or a period of market stress, we base our liquidity risk management framework and our resulting funding and liquidity policies on conservative stress-scenario planning.

In addition, we maintain a liquidity crisis plan that specifies an approach for analyzing and responding to a liquidity-threatening event. The plan provides the framework to estimate the likely impact of a liquidity event on Goldman Sachs based on some of the risks identified above and outlines which and to what extent liquidity maintenance activities should be implemented based on the severity of the event. It also lists the crisis management team and internal and external parties to be contacted to ensure effective distribution of information.

Cash Flows

As a global financial institution, our cash flows are complex and interrelated and bear little relation to our net earnings and net assets and, consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the excess liquidity and asset-liability management policies described above. Cash flow analysis may, however, be helpful in highlighting certain macro trends and strategic initiatives in our business.

Year Ended November 2005 — Our cash and cash equivalents increased by $5.90 billion to $10.26 billion at the end of 2005. We raised $19.37 billion in net cash from financing activities, primarily in long-term debt, in light of the favorable debt financing environment, partially offset by common stock repurchases. We used net cash of $13.48 billion in our operating and investing activities, primarily to capitalize on trading and investing opportunities for ourselves and our clients.

Year Ended November 2004 — Our cash and cash equivalents decreased by $2.72 billion to $4.37 billion at the end of 2004. We raised $31.75 billion in net cash from financing activities, primarily in long-term debt, in light of the favorable debt financing environment. We used net cash of $34.47 billion in our operating and investing activities, primarily to capitalize on trading and investing opportunities for ourselves and our clients, to meet additional collateral requirements at securities exchanges and clearing organizations and to provide additional funding support for our William Street loan commitments program.

Year Ended November 2003 — Our cash and cash equivalents increased by $2.27 billion to $7.09 billion at the end of 2003. We raised $20.58 billion in net cash from financing activities, primarily in long-term debt. We used net cash of $18.32 billion in our operating and investing activities primarily to capitalize on opportunities in our trading and principal investing businesses, including the purchase of investments that could be difficult to fund in periods of market stress. We also increased our Global Core Excess, provided funding support for our William Street loan commitments program, invested in the convertible preferred stock of SMFG and financed the acquisition of East Coast Power L.L.C.

OPERATIONAL RISK

Operational risk relates to the risk of loss arising from shortcomings or failures in internal processes, people or systems, and from external events. Operational risk can arise from many factors ranging from routine processing errors to potentially costly incidents arising, for example, from major systems failures. Operational risk may also cause reputational harm. Thus, efforts to identify, manage and mitigate operational risk must be equally sensitive to the risk of reputational damage as well as the risk of financial loss.

We manage operational risk through the application of longstanding, but continuously evolving, firmwide control standards: the training, supervision and development of our people; the active participation and commitment of senior management in a continuous process of identifying and mitigating key operational risks across the firm; and a framework of strong and independent control departments that monitor operational risk on a daily basis. Together, these elements form a strong firmwide control culture that serves as the foundation of our efforts to minimize events that create operational risk and the damage they can cause.

The Operational Risk Department, an independent risk management function, is responsible for developing and implementing a standardized framework to identify, measure, monitor and manage operational risk across the firm. This framework, which evolves with the changing needs of our businesses and regulatory guidance, takes into account internal and external operational risk events, business environment and internal control factors, the ongoing analysis of business-specific risk metrics and the use of scenario analysis. While individual business units have direct responsibility for the control and mitigation of operational risk, this framework provides a consistent methodology for identifying and monitoring operational risk factors at the business unit and firmwide level.

Recent Accounting Developments

In December 2004, the Financial Accounting Standards Board (FASB) issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," SFAS No. 123-R, "Share-Based Payment." SFAS No. 123-R establishes standards of accounting for transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123-R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Two key differences between SFAS No. 123 and SFAS No. 123-R relate to attribution of compensation costs to reporting periods and accounting for award forfeitures. SFAS No. 123-R generally requires the immediate expensing of equity-based awards granted to retirement-eligible employees. However, awards granted subject to a substantive non-compete agreement are generally expensed over the non-compete period. SFAS No. 123-R also requires expected forfeitures to be included in determining stock-based employee compensation expense. See Note 2 to the consolidated financial statements, "Significant Accounting Policies—Stock-Based Compensation" for a discussion of how we currently account for equity-based awards granted to retirement-eligible employees and forfeitures. We will adopt SFAS No. 123-R in the first quarter of fiscal 2006. Management is currently evaluating the effect of adoption of SFAS No. 123-R on our results of operations with respect to awards granted to retirement-eligible employees that are subject to a non-compete agreement.

The following table sets forth the pro forma net earnings that would have been reported for each year if equity-based awards granted to retirement-eligible employees had been expensed over the non-compete period and if expected forfeitures had been accrued as required by SFAS No. 123-R:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2005	2004	2003
Net earnings applicable to common shareholders, as reported	$ 5,609	$4,553	$3,005
Add: Stock-based employee compensation expense, net of related tax effects, included in reported net earnings	1,133	790	458
Deduct: Stock-based employee compensation expense, net of related tax effects, determined under SFAS No. 123-R	(1,106)	(802)	(503)
Pro forma net earnings applicable to common shareholders	$ 5,636	$4,541	$2,960

In June 2005, the EITF reached consensus on Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," which requires general partners (or managing members in the case of limited liability companies) to consolidate their partnerships or to provide limited partners with rights to remove the general partner or to terminate the partnership. Goldman Sachs, as the general partner of numerous merchant banking and asset management partnerships, is required to adopt the provisions of EITF 04-5 (i) immediately for partnerships formed or modified after June 29, 2005 and (ii) in the first quarter of fiscal 2007 for partnerships formed on or before June 29, 2005 that have not been modified. We generally expect to provide limited partners in these funds with rights to remove Goldman Sachs or rights to terminate the partnerships and, therefore, do not expect that EITF 04-5 will have a material effect on our financial condition, results of operations or cash flows.

Management of The Goldman Sachs Group, Inc., together with its consolidated subsidiaries (the firm), is responsible for establishing and maintaining adequate internal control over financial reporting. The firm's internal control over financial reporting is a process designed under the supervision of the firm's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of the firm's 2005 fiscal year, management conducted an assessment of the effectiveness of the firm's internal control over financial reporting based on the framework established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the firm's internal control over financial reporting as of November 25, 2005 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the firm; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the firm's assets that could have a material effect on our financial statements.

Management's assessment of the effectiveness of the firm's internal control over financial reporting as of November 25, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 63, which expresses unqualified opinions on management's assessment and on the effectiveness of the firm's internal control over financial reporting as of November 25, 2005.

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF THE GOLDMAN SACHS GROUP, INC.:

We have completed integrated audits of The Goldman Sachs Group, Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of November 25, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions on The Goldman Sachs Group, Inc.'s 2005, 2004 and 2003 consolidated financial statements and on its internal control over financial reporting as of November 25, 2005, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of earnings, changes in shareholders' equity, cash flows and comprehensive income present fairly, in all material respects, the financial position of The Goldman Sachs Group, Inc. and its subsidiaries (the Company) at November 25, 2005 and November 26, 2004, and the results of its operations and its cash flows for each of the three fiscal years in the period ended November 25, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal Control Over Financial Reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing on page 62, that the Company maintained effective internal control over financial reporting as of November 25, 2005 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 25, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 3, 2006

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2005	2004	2003
Revenues			
Investment banking	$ 3,599	$ 3,286	$ 2,400
Trading and principal investments	15,452	11,984	8,555
Asset management and securities services	3,090	2,655	1,917
Interest income	21,250	11,914	10,751
Total revenues	43,391	29,839	23,623
Interest expense	18,153	8,888	7,600
Cost of power generation	456	401	11
Revenues, net of interest expense and cost of power generation	24,782	20,550	16,012
Operating expenses			
Compensation and benefits	11,688	9,652	7,515
Brokerage, clearing and exchange fees	1,109	952	829
Market development	378	374	264
Communications and technology	490	461	478
Depreciation and amortization	501	499	562
Amortization of identifiable intangible assets	124	125	319
Occupancy	728	646	722
Professional fees	475	338	253
Other expenses	1,016	827	625
Total non-compensation expenses	4,821	4,222	4,052
Total operating expenses	16,509	13,874	11,567
Pre-tax earnings	8,273	6,676	4,445
Provision for taxes	2,647	2,123	1,440
Net earnings	5,626	4,553	3,005
Preferred stock dividend	17	—	—
Net earnings applicable to common shareholders	$ 5,609	$ 4,553	$ 3,005
Earnings per common share			
Basic	$ 11.73	$ 9.30	$ 6.15
Diluted	11.21	8.92	5.87
Average common shares outstanding			
Basic	478.1	489.5	488.4
Diluted	500.2	510.5	511.9

The accompanying notes are an integral part of these consolidated financial statements.

(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	AS OF NOVEMBER 2005	2004
Assets		
Cash and cash equivalents	$ 10,261	$ 4,365
Cash and securities segregated for regulatory and other purposes	51,405	48,179
Receivables from brokers, dealers and clearing organizations	15,150	14,458
Receivables from customers and counterparties	60,231	38,087
Securities borrowed	191,800	155,086
Securities purchased under agreements to resell	83,619	44,257
Financial instruments owned, at fair value	238,043	183,880
Financial instruments owned and pledged as collateral, at fair value	38,983	27,924
Total financial instruments owned, at fair value	277,026	211,804
Other assets	17,312	15,143
Total assets	$706,804	$531,379
Liabilities and shareholders' equity		
Secured short-term borrowings	$ 7,972	$ 8,558
Unsecured short-term borrowings	47,247	46,401
Total short-term borrowings, including the current portion of long-term borrowings	55,219	54,959
Payables to brokers, dealers and clearing organizations	10,014	8,000
Payables to customers and counterparties	178,304	153,221
Securities loaned	23,331	19,394
Securities sold under agreements to repurchase	149,026	47,573
Financial instruments sold, but not yet purchased, at fair value	149,071	132,097
Other liabilities and accrued expenses	13,830	10,360
Secured long-term borrowings	15,669	12,087
Unsecured long-term borrowings	84,338	68,609
Total long-term borrowings	100,007	80,696
Total liabilities	678,802	506,300
Commitments, contingencies and guarantees		
Shareholders' equity		
Preferred stock, par value $0.01 per share; 150,000,000 shares authorized, 70,000 shares issued and outstanding as of November 2005 with liquidation preference of $25,000 per share	1,750	—
Common stock, par value $0.01 per share; 4,000,000,000 shares authorized, 573,970,935 and 554,063,234 shares issued as of November 2005 and November 2004, respectively, and 437,170,695 and 480,959,660 shares outstanding as of November 2005 and November 2004, respectively	6	6
Restricted stock units and employee stock options	3,415	2,013
Nonvoting common stock, par value $0.01 per share; 200,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	17,159	15,501
Retained earnings	19,085	13,970
Unearned compensation	—	(117)
Accumulated other comprehensive income	—	11
Common stock held in treasury, at cost, par value $0.01 per share; 136,800,240 and 73,103,574 shares as of November 2005 and November 2004, respectively	(13,413)	(6,305)
Total shareholders' equity	28,002	25,079
Total liabilities and shareholders' equity	$706,804	$531,379

The accompanying notes are an integral part of these consolidated financial statements.

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2005	2004	2003
Preferred stock			
Balance, beginning of year	$ —	$ —	$ —
Issued	1,750	—	—
Balance, end of year	1,750	—	—
Common stock, par value $0.01 per share			
Balance, beginning of year	6	5	5
Issued	—	1	—
Balance, end of year	6	6	5
Restricted stock units and employee stock options			
Balance, beginning of year	2,013	2,984	3,517
Issued	1,871	1,050	339
Delivered	(423)	(1,948)	(714)
Forfeited	(37)	(62)	(156)
Options exercised	(9)	(11)	(2)
Balance, end of year	3,415	2,013	2,984
Additional paid-in capital			
Balance, beginning of year	15,501	13,562	12,750
Issuance of common stock	1,417	1,609	709
Preferred stock issuance costs	(31)	—	—
Excess net tax benefit related to delivery of stock-based awards	272	330	103
Balance, end of year	17,159	15,501	13,562
Retained earnings			
Balance, beginning of year	13,970	9,914	7,259
Net earnings	5,626	4,553	3,005
Dividends declared on common stock	(494)	(497)	(350)
Dividends declared on preferred stock	(17)	—	—
Balance, end of year	19,085	13,970	9,914
Unearned compensation			
Balance, beginning of year	(117)	(339)	(845)
Restricted stock units granted	—	—	(6)
Restricted stock units forfeited	—	11	48
Amortization of restricted stock units	117	211	464
Balance, end of year	—	(117)	(339)
Accumulated other comprehensive income/(loss)			
Balance, beginning of year	11	6	(122)
Currency translation adjustment, net of tax	(27)	5	128
Minimum pension liability adjustment, net of tax	(11)	—	—
Net gains on cash flow hedges, net of tax	9	—	—
Net unrealized holdings gain, net of tax	18	—	—
Balance, end of year	—	11	6
Common stock held in treasury, at cost			
Balance, beginning of year	(6,305)	(4,500)	(3,561)
Repurchased	(7,108)	(1,805)	(939)
Balance, end of year	(13,413)	(6,305)	(4,500)
Total shareholders' equity	$ 28,002	$25,079	$21,632

The accompanying notes are an integral part of these consolidated financial statements.

(IN MILLIONS)	YEAR ENDED NOVEMBER 2005	2004	2003
Cash flows from operating activities			
Net earnings	$ 5,626	$ 4,553	$ 3,005
Noncash items included in net earnings			
Depreciation and amortization	689	720	826
Amortization of identifiable intangible assets	165	125	319
Deferred income taxes	(450)	1,040	93
Stock-based compensation	1,756	1,224	711
Changes in operating assets and liabilities			
Cash and securities segregated for regulatory and other purposes	(3,226)	(18,437)	(9,311)
Net receivables from brokers, dealers and clearing organizations	1,322	(776)	(1,797)
Net payables to customers and counterparties	2,953	36,669	7,826
Securities borrowed, net of securities loaned	(32,777)	(24,102)	(10,249)
Securities sold under agreements to repurchase, net of securities purchased under agreements to resell	62,269	(12,912)	2,081
Financial instruments owned, at fair value	(66,899)	(52,366)	(30,264)
Financial instruments sold, but not yet purchased, at fair value	16,974	29,429	19,227
Other, net	(815)	1,442	794
Net cash used for operating activities	(12,413)	(33,391)	(16,739)
Cash flows from investing activities			
Purchase of property, leasehold improvements and equipment	(1,421)	(829)	(856)
Proceeds from sales of property, leasehold improvements and equipment	639	—	—
Business acquisitions, net of cash acquired	(556)	(255)	(721)
Proceeds from sales of investments	274	—	—
Net cash used for investing activities	(1,064)	(1,084)	(1,577)
Cash flows from financing activities			
Short-term borrowings, net	2,233	3,901	729
Issuance of long-term borrowings	43,177	39,283	28,238
Repayment of long-term borrowings, including the current portion of long-term borrowings	(22,340)	(10,198)	(7,471)
Derivative contracts with a financing element, net	1,060	548	231
Common stock repurchased	(7,108)	(1,805)	(939)
Dividends paid on common and preferred stock	(511)	(497)	(350)
Proceeds from issuance of preferred stock, net of issuance costs	1,719	—	—
Proceeds from issuance of common stock	1,143	521	143
Net cash provided by financing activities	19,373	31,753	20,581
Net increase/(decrease) in cash and cash equivalents	5,896	(2,722)	2,265
Cash and cash equivalents, beginning of year	4,365	7,087	4,822
Cash and cash equivalents, end of year	$ 10,261	$ 4,365	$ 7,087

Supplemental Disclosures:

Cash payments for interest, net of capitalized interest, were $17.49 billion, $8.55 billion and $7.21 billion for the years ended November 2005, November 2004 and November 2003, respectively.

Cash payments for income taxes, net of refunds, were $2.47 billion, $1.02 billion and $846 million for the years ended November 2005, November 2004 and November 2003, respectively.

Noncash activities:

The firm assumed $1.15 billion and $1.63 billion of debt in connection with business acquisitions for the years ended November 2005 and November 2004, respectively.

The value of common stock issued in connection with business acquisitions was $165 million for the year ended November 2003.

The accompanying notes are an integral part of these consolidated financial statements.

(IN MILLIONS)	YEAR ENDED NOVEMBER 2005	2004	2003
Net earnings	**$5,626**	$4,553	$3,005
Currency translation adjustment, net of tax	**(27)**	5	128
Minimum pension liability adjustment, net of tax	**(11)**	—	—
Net gains on cash flow hedges, net of tax	**9**	—	—
Net unrealized holding gains, net of tax	**18**	—	—
Comprehensive income	**$5,615**	$4,558	$3,133

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1

Description of Business

The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation, together with its consolidated subsidiaries (collectively, the firm), is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm's activities are divided into three segments:

- *Investment Banking*—The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, governments and individuals.
- *Trading and Principal Investments*—The firm facilitates client transactions with a diverse group of corporations, financial institutions, governments and individuals and takes proprietary positions through market making in, trading of and investing in fixed income and equity products, currencies, commodities and derivatives on such products. In addition, the firm engages in specialist and market-making activities on equities and options exchanges and clears client transactions on major stock, options and futures exchanges worldwide. In connection with the firm's merchant banking and other investing activities, the firm makes principal investments directly and through funds that the firm raises and manages.
- *Asset Management and Securities Services*—The firm provides investment advisory and financial planning services and offers investment products across all major asset classes to a diverse group of institutions and individuals worldwide, and provides prime brokerage services, financing services and securities lending services to mutual funds, pension funds, hedge funds, foundations and high-net-worth individuals worldwide.

NOTE 2

Significant Accounting Policies

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

These consolidated financial statements include the accounts of Group Inc. and all other entities in which the firm has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles.

- *Voting Interest Entities*—Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," as amended. ARB No. 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the firm consolidates voting interest entities in which it has a majority voting interest.
- *Variable Interest Entities*—VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46-R, "Consolidation of Variable Interest Entities," the firm consolidates all VIEs of which it is the primary beneficiary.

  The firm determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE that includes a review of, among other factors, its capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, the firm performs a quantitative analysis. For purposes of allocating a VIE's expected losses and expected residual returns to its variable interest holders, the firm utilizes the "top down" method. Under that method, the firm calculates its share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or the firm's position in the capital structure of the VIE, under various probability-weighted scenarios.

- *QSPEs*—QSPEs are passive entities that are commonly used in mortgage and other securitization transactions. Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," sets forth the criteria an entity must satisfy to be a QSPE. These criteria include the types of assets a QSPE may hold, limits on asset sales, the use of derivatives and financial guarantees, and the level of discretion a servicer may exercise in attempting to collect receivables. These criteria may require management to make judgments about complex matters, including whether a derivative is considered passive and the degree of discretion a servicer may exercise. In accordance with SFAS No. 140 and FIN No. 46-R, the firm does not consolidate QSPEs.

- *Equity-Method Investments*—When the firm does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting interest of 20% to 50%) and has an investment in common stock or in-substance common stock, the firm accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

- *Other*—If the firm does not consolidate an entity or apply the equity method of accounting, the firm accounts for its investment at fair value. The firm also has formed numerous nonconsolidated investment funds with third-party investors that are typically organized as limited partnerships. The firm acts as general partner for these funds and does not hold a majority of the economic interests in any fund. For funds established on or before June 29, 2005 in which the firm holds more than a minor interest and for funds established or modified after June 29, 2005, the firm has provided the third-party investors with rights to terminate the funds (see "—Recent Accounting Developments" below). These fund investments are included in "Financial instruments owned, at fair value" in the consolidated statements of financial condition.

Unless otherwise stated herein, all references to November 2005, November 2004 and November 2003 refer to the firm's fiscal years ended, or the dates, as the context requires, November 25, 2005, November 26, 2004 and November 28, 2003, respectively. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

REVENUE RECOGNITION

Investment Banking

Underwriting revenues and fees from mergers and acquisitions and other financial advisory assignments are recognized in the consolidated statements of earnings when the services related to the underlying transaction are completed under the terms of the engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Underwriting revenues are presented net of related expenses. Expenses associated with financial advisory transactions are recorded as non-compensation expenses, net of client reimbursements.

Financial Instruments

"Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the consolidated statements of financial condition on a trade-date basis and consist of financial instruments carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in the consolidated statements of earnings. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, the firm separates its financial instruments into three categories—cash (i.e., nonderivative) trading instruments, derivative contracts and principal investments.

- *Cash Trading Instruments*—Fair values of the firm's cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued in this manner include U.S. government and agency securities, other sovereign government obligations, liquid mortgage products, investment-grade corporate bonds, listed equities, money market securities, state, municipal and provincial obligations, and physical commodities.

  Certain cash trading instruments trade infrequently and have little or no price transparency. Such instruments may include certain high-yield debt, corporate bank loans, mortgage whole loans and distressed debt. The firm values these instruments initially at cost and generally does not adjust valuations unless there is substantive evidence supporting a change in the value of the underlying instrument or valuation assumptions (such as similar market transactions, changes in financial ratios or changes in the credit ratings of the underlying companies). Where there is evidence supporting a change in the value, the firm uses valuation methodologies such as the present value of known or estimated cash flows.

Cash trading instruments owned by the firm (long positions) are marked to bid prices and instruments sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is expected to affect its prevailing market price, the valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine this adjustment.

- *Derivative Contracts*—Fair values of the firm's derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives and are reflected net of cash that the firm has paid and received (for example, option premiums or cash paid or received pursuant to credit support agreements). Fair values of the firm's exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. The firm uses a variety of valuation models including the present value of known or estimated cash flows and option-pricing models. The valuation models used to derive the fair values of the firm's OTC derivatives require inputs including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. The selection of a model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Where possible, the firm verifies the values produced by its pricing models to market transactions. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model selection does not involve significant judgment because market prices are readily available. For OTC derivatives that trade in less liquid markets, model selection requires more judgment because such instruments tend to be more complex and pricing information is less available in these markets. Price transparency is inherently more limited for more complex structures because they often combine one or more product types, requiring additional inputs such as correlations and volatilities. As markets continue to develop and more pricing information becomes available, the firm continues to review and refine the models it uses.

At the inception of an OTC derivative contract (day one), the firm values the contract at the model value if the firm can verify all of the significant model inputs to observable market data and verify the model to market transactions. When appropriate, valuations are adjusted to reflect various factors such as liquidity, bid/offer spreads and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

Where the firm cannot verify all of the significant model inputs to observable market data and verify the model to market transactions, the firm values the contract at the transaction price at inception and, consequently, records no day one gain or loss in accordance with Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities."

Following day one, the firm adjusts the inputs to its valuation models only to the extent that changes in these inputs can be verified by similar market transactions, third-party pricing services and/or broker quotes, or can be derived from other substantive evidence such as empirical market data. In circumstances where the firm cannot verify the model to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

- *Principal Investments*—In valuing corporate and real estate principal investments, the firm's portfolio is separated into investments in private companies, investments in public companies (excluding the firm's investment in the convertible preferred stock of Sumitomo Mitsui Financial Group, Inc. (SMFG)) and the firm's investment in SMFG.

The firm's private principal investments, by their nature, have little or no price transparency. Such investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there are third-party transactions evidencing a change in value. Downward adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment is less than the carrying value. In reaching that determination, many factors are considered including, but not limited to, the operating cash flows and financial performance of the companies or properties relative to budgets or projections, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

The firm's public principal investments, which tend to be large, concentrated holdings that result from initial public offerings or other corporate transactions, are valued using quoted market prices discounted based on predetermined written policies for nontransferability and illiquidity.

The firm's investment in the convertible preferred stock of SMFG is carried at fair value, which is derived from a model that incorporates SMFG's common stock price and credit spreads, the impact of nontransferability and illiquidity, and the downside protection on the conversion strike price. The firm's investment in the convertible preferred stock of SMFG is generally nontransferable, but is freely convertible into SMFG common stock. Restrictions on the firm's ability to hedge or sell one-third of the common stock underlying its investment in SMFG lapsed in February 2005. As of November 2005, the firm was fully hedged with respect to these unrestricted shares. Under the firm's initial agreement with SMFG, restrictions on the firm's ability to hedge or sell the remaining shares of common stock underlying its investment in SMFG lapse in equal installments on February 7, 2006 and February 7, 2007. In connection with a public offering by SMFG of its common stock, the firm has separately agreed with SMFG that the restrictions that were to lapse on February 7, 2006 will instead lapse on March 9, 2006. Effective February 1, 2006, the conversion price of the firm's SMFG preferred stock into shares of SMFG common stock is ¥320,900. This price is subject to downward adjustment if the price of SMFG common stock at the time of conversion is less than the conversion price (subject to a floor of ¥105,800).

In general, transfers of financial assets are accounted for as sales under SFAS No. 140 when the firm has relinquished control over the transferred assets. For transfers accounted for as sales, any related gains or losses are recognized in net revenues. Transfers that are not accounted for as sales are accounted for as collateralized financing arrangements, with the related interest expense recognized in net revenues over the lives of the transactions.

COLLATERALIZED FINANCING ARRANGEMENTS

Collateralized financing arrangements consist of repurchase agreements and securities borrowed and loaned. Interest income or expense on repurchase agreements and securities borrowed and loaned is recognized in net revenues over the life of the transaction.

- *Resale and Repurchase Agreements*—Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade foreign sovereign obligations, represent short-term collateralized financing transactions and are carried in the consolidated statements of financial condition at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of FIN No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," or FIN No. 39, "Offsetting of Amounts Related to Certain Contracts," are satisfied. The firm receives securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate.

- *Securities Borrowed and Loaned*—Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. These transactions are generally collateralized by cash, securities or letters of credit. The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate.

Power Generation

Power generation revenues associated with the firm's consolidated power generation facilities are included in "Trading and principal investments" in the consolidated statements of earnings when power is delivered. "Cost of power generation" in the consolidated statement of earnings includes all of the direct costs of these facilities (e.g., fuel, operations and maintenance), as well as the depreciation and amortization associated with the facility and related contractual assets.

The following table sets forth the power generation revenues and costs directly associated with the firm's consolidated power generation facilities:

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	2005	2004	2003 [2]
Revenues [1]	$496	$488	$ 15
Cost of power generation	456	401	11

[1] Excludes revenues from nonconsolidated power generation facilities, accounted for in accordance with the equity method of accounting, as well as revenues associated with the firm's power trading activities.

[2] The firm acquired its first consolidated power generation facility in October 2003.

Commissions

Commission revenues from executing and clearing client transactions on stock, options and futures markets worldwide are recognized in "Trading and principal investments" in the consolidated statements of earnings on a trade date basis.

Merchant Banking Overrides

The firm is entitled to receive merchant banking overrides (i.e., an increased share of a fund's income and gains) when the return on the funds' investments exceeds certain threshold returns. Overrides are based on investment performance over the life of each merchant banking fund, and future investment underperformance may require amounts of override previously distributed to the firm to be returned to the funds. Accordingly, overrides are recognized in the consolidated statements of earnings only when all material contingencies have been resolved. Overrides are included in "Trading and principal investments" in the consolidated statements of earnings.

Asset Management

Management fees are recognized over the period that the related service is provided based upon average net asset values. In certain circumstances, the firm is also entitled to receive asset management incentive fees based on a percentage of a fund's return or when the return on assets under management exceeds specified benchmark returns or other performance targets. Incentive fees are generally based on investment performance over a 12-month period and are subject to adjustment prior to the end of the measurement period. Accordingly, incentive fees are recognized in the consolidated statements of earnings when the measurement period ends. Asset management fees and incentive fees are included in "Asset management and securities services" in the consolidated statements of earnings.

STOCK-BASED COMPENSATION

Effective for fiscal 2003, the firm began to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," using the prospective adoption method. Under this method of adoption, compensation expense is recognized over the relevant service period based on the fair value of stock options and restricted stock units granted for fiscal 2003 and future years. No unearned compensation is included in "Shareholders' equity" for such stock options and restricted stock units granted. Rather, such stock options and restricted stock units are included in "Shareholders' equity" under SFAS No. 123 when services required from employees in exchange for the awards are rendered and expensed.

Compensation expense resulting from stock options and restricted stock units granted for the year ended November 29, 2002 and prior years is accounted for under the intrinsic-value-based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123. Therefore, no compensation expense is recognized for unmodified stock options issued for years prior to fiscal 2003 that had no intrinsic value on the date of grant. Compensation expense for restricted stock units issued for the years prior to fiscal 2003 was, and continues to be, recognized over the relevant service periods using amortization schedules based on the applicable vesting provisions.

Employees who meet the retirement criteria are subject to a non-compete agreement from the date of retirement through the date that shares underlying the awards are delivered. Equity awards granted to employees who have satisfied the retirement eligibility criteria are expensed over the stated service period for the award. In the event a retirement-eligible employee retires, any unamortized grant date value is immediately expensed. A reduction to compensation expense is recorded upon forfeiture related to employees who meet the retirement criteria and violate their non-compete agreements.

The firm pays cash dividend equivalents on outstanding restricted stock units. Dividend equivalents paid on restricted stock units accounted for under SFAS No. 123 are charged to retained earnings when paid. Dividend equivalents paid on restricted stock units that are later forfeited by employees are reclassified to compensation expense from retained earnings. Dividend equivalents paid on restricted stock units granted for the year ended November 29, 2002 and prior years, accounted for under APB Opinion No. 25, are charged to compensation expense.

If the firm were to recognize compensation expense over the relevant service period under the fair value method of SFAS No. 123 with respect to stock options granted for the year ended November 29, 2002 and all prior years, net earnings would have decreased, resulting in pro forma net earnings and earnings per common share (EPS) as set forth below:

	YEAR ENDED NOVEMBER		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2005	2004	2003
Net earnings applicable to common shareholders, as reported	$ 5,609	$4,553	$3,005
Add: Stock-based employee compensation expense, net of related tax effects, included in reported net earnings	1,133	790	458
Deduct: Stock-based employee compensation expense, net of related tax effects, determined under the fair value method for all awards	(1,178)	(947)	(782)
Pro forma net earnings applicable to common shareholders	$ 5,564	$4,396	$2,681
EPS, as reported			
Basic	$ 11.73	$ 9.30	$ 6.15
Diluted	11.21	8.92	5.87
Pro forma EPS			
Basic	$ 11.64	$ 8.98	$ 5.49
Diluted	11.12	8.61	5.24

GOODWILL

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is tested at least annually for impairment. An impairment loss is triggered if the estimated fair value of an operating segment is less than its estimated net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.

IDENTIFIABLE INTANGIBLE ASSETS

Identifiable intangible assets, which consist primarily of customer lists, above-market power contracts and specialist rights, are amortized over their estimated useful lives. Identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

PROPERTY, LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statements of financial condition.

Property and equipment placed in service prior to December 1, 2001 are depreciated under the accelerated cost recovery method. Property and equipment placed in service on or after December 1, 2001 are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements for which the useful life of the improvement is shorter than the term of the lease are amortized under the accelerated cost recovery method if placed in service prior to December 1, 2001. All other leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

The firm's operating leases include space held in excess of current needs. Rent expense relating to space held for growth is included in "Occupancy" in the consolidated statements of earnings. In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the firm records a liability, based on the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value upon termination.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition, and revenues and expenses are translated at average rates of exchange for the fiscal year. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included, net of hedges and taxes, on the consolidated statements of comprehensive income. The firm seeks to reduce its net investment exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts and foreign currency-denominated debt. For foreign currency forward contracts, hedge effectiveness is assessed based on changes in forward exchange rates; accordingly, forward points are reflected as a component of the currency translation adjustment in the consolidated statements of comprehensive income. For foreign currency-denominated debt, hedge effectiveness is assessed based on changes in spot rates. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are included in the consolidated statements of earnings.

INCOME TAXES

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statements of financial condition. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes." Contingent liabilities related to income taxes are recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, have been met.

EARNINGS PER COMMON SHARE

Basic EPS is calculated by dividing net earnings applicable to common shareholders by the weighted average number of common shares outstanding. Common shares outstanding includes common stock and restricted stock units for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common stock deliverable pursuant to stock options and to restricted stock units for which future service is required as a condition to the delivery of the underlying common stock.

CASH AND CASH EQUIVALENTS

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

RECENT ACCOUNTING DEVELOPMENTS

In December 2004, the FASB issued a revision to SFAS No. 123, SFAS No. 123-R, "Share-Based Payment." SFAS No. 123-R establishes standards of accounting for transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123-R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Two key differences between SFAS No. 123 and SFAS No. 123-R relate to attribution of compensation costs to reporting periods and accounting for award forfeitures. SFAS No. 123-R generally requires the immediate expensing of equity-based awards granted to retirement-eligible employees. However, awards granted subject to a substantive non-compete agreement are generally expensed over the non-compete period. SFAS No. 123-R also requires expected forfeitures to be included in determining stock-based employee compensation expense (see "—Stock-Based Compensation" above for a discussion of how the firm currently accounts for equity-based awards granted to retirement-eligible employees and forfeitures). The firm will adopt SFAS No. 123-R in the first quarter of fiscal 2006. Management is currently evaluating the effect of adoption of SFAS No. 123-R on the firm's results of operations with respect to awards granted to retirement-eligible employees that are subject to a non-compete agreement.

or derivatives. For example, the firm may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract. Gains and losses on derivatives used for trading purposes are generally included in "Trading and principal investments" in the consolidated statements of earnings.

In addition to derivative transactions entered into for trading purposes, the firm enters into derivative contracts to hedge its net investment in non-U.S. operations (see Note 2 for further information regarding the firm's policy on foreign currency translation) and to manage the interest rate and currency exposure on its long-term borrowings and certain short-term borrowings. To manage exposure on its borrowings, the firm uses derivatives to effectively convert a substantial portion of its long-term borrowings into U.S. dollar-based floating rate obligations. The firm applies fair value hedge accounting to derivative contracts that hedge the benchmark interest rate (i.e., London Interbank Offered Rate (LIBOR)) on its fixed rate long-term borrowings. The firm also applies cash flow hedge accounting to derivative contracts that hedge changes in interest rates associated with floating rate long-term borrowings related to its power generation facilities.

Fair values of the firm's derivative contracts are reflected net of cash paid or received pursuant to credit support agreements and are reported on a net-by-counterparty basis in the firm's consolidated statements of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below:

	AS OF NOVEMBER			
	2005		2004	
(IN MILLIONS)	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Forward settlement contracts	$13,921	$15,345	$13,137	$14,578
Swap agreements	25,865	22,001	34,727	30,836
Option contracts	18,746	20,483	14,631	18,587
Total	$58,532	$57,829	$62,495	$64,001

SECURITIZATION ACTIVITIES

The firm securitizes commercial and residential mortgages, home equity and auto loans, government and corporate bonds and other types of financial assets. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm derecognizes financial assets transferred in securitizations provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization. Net revenues related to these underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors.

The firm may retain interests in securitized financial assets. Retained interests are accounted for at fair value and included in "Total financial instruments owned, at fair value" in the consolidated statements of financial condition.

During the years ended November 2005 and November 2004, the firm securitized $92.00 billion and $62.93 billion, respectively, of financial assets, including $65.18 billion and $47.46 billion, respectively, of residential mortgage-backed securities. Cash flows received on retained interests were approximately $908 million and $984 million for the years ended November 2005 and November 2004, respectively.

As of November 2005 and November 2004, the firm held $6.07 billion and $4.33 billion of retained interests, respectively, including $5.62 billion and $4.11 billion, respectively, held in QSPEs. The fair value of retained interests valued using quoted market prices in active markets was $1.34 billion and $949 million as of November 2005 and November 2004, respectively.

The following table sets forth the weighted average key economic assumptions used in measuring retained interests for which fair value is based on alternative pricing sources with reasonable, little or no price transparency and the sensitivity of those fair values to immediate adverse changes of 10% and 20% in those assumptions:

	AS OF NOVEMBER 2005		AS OF NOVEMBER 2004	
	TYPE OF RETAINED INTERESTS		TYPE OF RETAINED INTERESTS	
($ IN MILLIONS)	MORTGAGE-BACKED	CORPORATE DEBT AND OTHER [3]	MORTGAGE-BACKED	CORPORATE DEBT AND OTHER [3]
Fair value of retained interests	$2,928	$1,799	$1,798	$1,578
Weighted average life (years)	5.7	5.1	4.2	3.7
Annual constant prepayment rate	18.6%	N/A	21.5%	N/A
Impact of 10% adverse change	$ (44)	$ —	$ (6)	$ —
Impact of 20% adverse change	(73)	—	(10)	—
Annual credit losses [1]	5.0%	2.5%	4.0%	4.1%
Impact of 10% adverse change [2]	$ (25)	$ (4)	$ (10)	$ (1)
Impact of 20% adverse change [2]	(48)	(9)	(14)	(2)
Annual discount rate	7.4%	6.5%	8.5%	4.9%
Impact of 10% adverse change	$ (70)	$ (13)	$ (39)	$ (24)
Impact of 20% adverse change	(136)	(29)	(75)	(48)

[1] Annual percentage credit loss is based only on positions in which expected credit loss is a key assumption in the determination of fair values.

[2] The impacts of adverse change take into account credit mitigants incorporated in the retained interests, including over-collateralization and subordination provisions.

[3] Includes retained interests in bonds and other types of financial assets that are not subject to prepayment risk.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to hedge risks inherent in these retained interests. Changes in fair value based on a 10% adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

In addition to the retained interests described above, the firm also held interests in residential mortgage QSPEs purchased in connection with secondary market-making activities. These purchased interests approximated $5 billion as of both November 2005 and November 2004.

In connection with the issuance of asset-repackaged notes to investors, the firm had derivative receivables from QSPEs, to which the firm has transferred assets, with a fair value of $108 million and $126 million as of November 2005 and November 2004, respectively. These receivables are collateralized by a first-priority interest in the assets held by each QSPE.

VARIABLE INTEREST ENTITIES (VIEs)

The firm, in the ordinary course of its business, retains interests in VIEs in connection with its securitization activities. The firm also purchases and sells variable interests in VIEs, which primarily issue mortgage-backed and other asset-backed securities and collateralized debt obligations (CDOs), in connection with its market-making activities and makes investments in and loans to VIEs that hold performing and nonperforming debt, equity, real estate, power-related and other assets. In addition, the firm utilizes VIEs to provide investors with credit-linked and asset-repackaged notes designed to meet their objectives.

VIEs generally purchase assets by issuing debt and equity instruments. In certain instances, the firm provides guarantees to VIEs or holders of variable interests in VIEs. In such cases, the maximum exposure to loss included in the tables set forth below is the notional amount of such guarantees. Such amounts do not represent anticipated losses in connection with these guarantees.

The firm's variable interests in VIEs include senior and subordinated debt; limited and general partnership interests; preferred and common stock; interest rate, foreign currency, equity, commodity and credit derivatives; guarantees; and residual interests in mortgage-backed and asset-backed securitization vehicles and CDOs. The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities.

The following table sets forth the firm's total assets and maximum exposure to loss associated with its significant variable interests in consolidated VIEs where the firm does not hold a majority voting interest:

(IN MILLIONS)	AS OF NOVEMBER 2005	2004
Consolidated VIE assets [1]	$4,143	$5,197
Maximum exposure to loss	1,481	782

[1] Consolidated VIE assets include assets financed by nonrecourse short-term and long-term debt. Nonrecourse debt is debt that only the issuing subsidiary or, if applicable, a subsidiary guaranteeing the debt is obligated to repay.

The following tables set forth total assets in nonconsolidated VIEs in which the firm holds significant variable interests and the firm's maximum exposure to loss associated with these interests:

	AS OF NOVEMBER 2005					
		MAXIMUM EXPOSURE TO LOSS IN NONCONSOLIDATED VIEs				
(IN MILLIONS)	VIE ASSETS	PURCHASED AND RETAINED INTERESTS	COMMITMENTS AND GUARANTEES	DERIVATIVES	LOANS AND INVESTMENTS	TOTAL
Collateralized debt obligations	$19,437	$780	$ —	$2,074	$ —	$2,854
Asset repackagings and credit-linked notes	3,189	—	—	1,995	—	1,995
Power-related	6,667	2	95	—	1,070	1,167
Investments in loans and real estate	14,232	—	11	—	1,082	1,093
Mortgage-backed and other asset-backed	6,378	208	248	52	426	934
Total	$49,903	$990	$354	$4,121	$2,578	$8,043

	AS OF NOVEMBER 2004					
		MAXIMUM EXPOSURE TO LOSS IN NONCONSOLIDATED VIEs				
(IN MILLIONS)	VIE ASSETS	PURCHASED AND RETAINED INTERESTS	COMMITMENTS AND GUARANTEES	DERIVATIVES	LOANS AND INVESTMENTS	TOTAL
Collateralized debt obligations	$ 5,989	$139	$ —	$268	$ 180	$ 587
Asset repackagings and credit-linked notes	204	—	—	73	—	73
Power-related	5,340	—	52	—	571	623
Investments in loans and real estate	9,853	—	—	—	1,195	1,195
Mortgage-backed and other asset-backed	7,308	30	277	38	711	1,056
Total	$28,694	$169	$329	$379	$2,657	$3,534

SECURED BORROWING AND LENDING ACTIVITIES

The firm obtains secured short-term financing principally through the use of repurchase agreements, securities lending agreements and other financings. In these transactions, the firm receives cash or securities in exchange for other securities, including U.S. government, federal agency and sovereign obligations, corporate debt and other debt obligations, equities and convertibles, letters of credit and other assets.

The firm obtains securities as collateral principally through the use of resale agreements, securities borrowing agreements, derivative transactions, customer margin loans and other secured borrowing activities to finance inventory positions, to meet customer needs and to satisfy settlement requirements. In many cases, the firm is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, to enter into securities lending or derivative transactions, or to cover short positions. As of November 2005 and November 2004, the fair value of securities received as collateral by the firm that it was permitted to sell or repledge was $629.94 billion and $511.98 billion, respectively, of which the firm sold or repledged $550.33 billion and $451.79 billion, respectively.

The firm also pledges securities it owns. Counterparties may or may not have the right to sell or repledge the securities. Securities owned and pledged to counterparties that have the right to sell or repledge are reported as "Financial instruments owned and pledged as collateral, at fair value" in the consolidated statements of financial condition and were $38.98 billion and $27.92 billion as of November 2005 and November 2004, respectively. Securities owned and pledged in connection with repurchase and securities lending agreements to counterparties that did not have the right to sell or repledge are included in "Financial instruments owned, at fair value" in the consolidated statements of financial condition and were $93.90 billion and $46.86 billion as of November 2005 and November 2004, respectively.

In addition to repurchase and securities lending agreements, the firm also pledges securities and other assets it owns to counterparties that do not have the right to sell or repledge, in order to collateralize secured short-term and long-term borrowings. In connection with these transactions, the firm pledged assets of $27.84 billion and $22.81 billion as collateral as of November 2005 and November 2004, respectively. See Note 4 and Note 5 for further information regarding the firm's secured short-term and long-term borrowings.

NOTE 4

Short-Term Borrowings

The firm obtains secured and unsecured short-term borrowings primarily through the issuance of promissory notes, commercial paper and bank loans. As of November 2005 and November 2004, secured short-term borrowings were $7.97 billion and $8.56 billion, respectively. Unsecured short-term borrowings were $47.25 billion and $46.40 billion as of November 2005 and November 2004, respectively. Short-term borrowings also include the portion of long-term borrowings maturing within one year of the financial statement date and certain long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Short-term borrowings are set forth below:

	AS OF NOVEMBER	
(IN MILLIONS)	2005	2004
Promissory notes	$17,339	$19,513
Commercial paper	5,154	4,355
Bank loans and other	15,975	13,474
Current portion of long-term borrowings	16,751	17,617
Total[1]	$55,219	$54,959

[1] As of November 2005 and November 2004, the weighted average interest rates for short-term borrowings, including commercial paper, were 3.98% and 2.73%, respectively. The weighted average interest rates, after giving effect to hedging activities, were 3.86% and 2.30% as of November 2005 and November 2004, respectively.

NOTE 5

Long-Term Borrowings

The firm obtains secured and unsecured long-term borrowings, which consist principally of senior borrowings with maturities extending to 2035. As of November 2005 and November 2004, secured long-term borrowings were $15.67 billion and $12.09 billion, respectively. Unsecured long-term borrowings were $84.34 billion and $68.61 billion as of November 2005 and November 2004, respectively.

Long-term borrowings are set forth below:

	AS OF NOVEMBER	
(IN MILLIONS)	2005	2004
Fixed rate obligations[1]		
U.S. dollar	$ 35,530	$32,078
Non-U.S. dollar	16,224	12,553
Floating rate obligations[2]		
U.S. dollar	31,952	26,033
Non-U.S. dollar	16,301	10,032
Total	$100,007	$80,696

[1] As of November 2005 and November 2004, interest rates on U.S. dollar fixed rate obligations ranged from 3.72% to 12.00% and from 2.85% to 12.00%, respectively. As of November 2005 and November 2004, interest rates on non-U.S. dollar fixed rate obligations ranged from 0.65% to 8.88% and from 0.70% to 8.88%, respectively.

[2] Floating interest rates generally are based on LIBOR or the federal funds rate. Certain equity-linked and indexed instruments are included in floating rate obligations.

Long-term borrowings include nonrecourse debt issued by the following subsidiaries, as set forth in the table below. Nonrecourse debt is debt that only the issuing subsidiary or, if applicable, a subsidiary guaranteeing the debt is obligated to repay.

(IN MILLIONS)	AS OF NOVEMBER 2005	2004
William Street Funding Corporation	$ 5,107	$ 5,144
Variable interest entities	5,568	4,546
Other subsidiaries[1]	2,951	2,364
Total	$13,626	$12,054

[1] Includes $1.33 billion and $978 million of nonrecourse debt related to the firm's consolidated power generation facilities as of November 2005 and November 2004, respectively.

Long-term borrowings by fiscal maturity date are set forth below:

	AS OF NOVEMBER					
	2005[1][2]			2004[1][2]		
(IN MILLIONS)	U.S. DOLLAR	NON-U.S. DOLLAR	TOTAL	U.S. DOLLAR	NON-U.S. DOLLAR	TOTAL
2006	$ —	$ —	$ —	$10,691	$ 2,616	$13,307
2007	13,662	861	14,523	7,116	948	8,064
2008	6,218	2,872	9,090	4,626	3,179	7,805
2009	9,241	3,094	12,335	9,061	4,116	13,177
2010	6,411	7,698	14,109	2,515	2,918	5,433
2011-thereafter	31,950	18,000	49,950	24,102	8,808	32,910
Total	$67,482	$32,525	$100,007	$58,111	$22,585	$80,696

[1] *Long-term borrowings maturing within one year of the financial statement date and certain long-term borrowings that are redeemable within one year of the* financial statement date at the option of the holder are included as short-term borrowings in the consolidated statements of financial condition.

[2] Long-term borrowings repayable at the option of the firm are reflected at their contractual maturity dates. Certain long-term borrowings that are redeemable prior to maturity at the option of the holder are reflected at the dates such options become exercisable.

The firm enters into derivative contracts, such as interest rate futures contracts, interest rate swap agreements, currency swap agreements, equity-linked and indexed contracts, to effectively convert a substantial portion of its long-term borrowings into U.S. dollar-based floating rate obligations. Accordingly, the aggregate carrying value of these long-term borrowings and related hedges approximates fair value.

The effective weighted average interest rates for long-term borrowings, after hedging activities, are set forth below:

	AS OF NOVEMBER			
	2005		2004	
($ IN MILLIONS)	AMOUNT	RATE	AMOUNT	RATE
Fixed rate obligations	$ 3,468	5.48%	$ 2,383	6.56%
Floating rate obligations	96,539	4.31	78,313	2.48
Total	$100,007	4.35	$80,696	2.60

DEFERRABLE INTEREST JUNIOR SUBORDINATED DEBENTURES

In February 2004, Goldman Sachs Capital I (the Trust), a wholly owned Delaware statutory trust, was formed by the firm for the exclusive purposes of (i) issuing $2.75 billion of guaranteed preferred beneficial interests and $85 million of common beneficial interests in the Trust, (ii) investing the proceeds from the sale to purchase junior subordinated debentures from Group Inc. and (iii) engaging in only those other activities necessary or incidental to these purposes. The preferred beneficial interests were purchased by third parties, and, as of November 2005, the firm held all of the common beneficial interests.

The Trust is a wholly owned finance subsidiary of the firm for legal and regulatory purposes. However, for accounting purposes, under FIN No. 46-R, the Trust is not a consolidated subsidiary of the firm because the firm's ownership of the common beneficial interest is not considered at risk, since the Trust's principal asset is the $2.84 billion of junior subordinated debentures issued by the firm. The firm pays interest semiannually on these debentures at an annual rate of 6.345% and the debentures mature on February 15, 2034. The coupon rate and payment dates applicable to the beneficial interests are the same as the interest rate and payment dates applicable to the debentures. See Note 6 for further information regarding the firm's guarantee of the preferred beneficial interests issued by the Trust.

The firm has the right, from time to time, to defer payment of interest on the junior subordinated debentures, and, therefore, cause payment of dividends on the Trust's preferred beneficial interests to be deferred, in each case for up to ten consecutive semiannual periods, and during any such extension period Group Inc. will not be permitted to, among other things, pay dividends on or make certain repurchases of its common stock. The Trust is not permitted to pay any distributions on the common beneficial interests held by the firm unless all dividends payable on the preferred beneficial interests have been paid in full.

NOTE 6

Commitments, Contingencies and Guarantees

COMMITMENTS

Forward Secured Financings—The firm had commitments to enter into forward secured financing transactions, including certain repurchase and resale agreements and secured borrowing and lending arrangements, of $49.93 billion and $48.32 billion as of November 2005 and November 2004, respectively.

Commitments to Extend Credit—In connection with its lending activities, the firm had outstanding commitments of $61.12 billion and $27.72 billion as of November 2005 and November 2004, respectively. The firm's commitments to extend credit are agreements to lend to counterparties that have fixed termination dates and are contingent on the satisfaction of all conditions to borrowing set forth in the contract. Since these commitments may expire unused, the total commitment amount does not necessarily reflect the actual future cash flow requirements. The firm accounts for these commitments at fair value.

The following table summarizes the firm's commitments to extend credit at November 2005 and November 2004.

COMMITMENTS TO EXTEND CREDIT

(IN MILLIONS)	YEAR ENDED NOVEMBER 2005	2004
William Street program	$14,505	$ 9,400
Other commercial lending commitments		
Investment-grade	17,592	4,984
Non-investment-grade	18,536	7,334
Warehouse financing	10,489	5,998
Total commitments to extend credit	$61,122	$27,716

- ***William Street program***—Substantially all of the commitments provided under the William Street credit extension program are to investment-grade corporate borrowers. Commitments under the William Street credit extension program are issued by William Street Commitment Corporation (Commitment Corp.), a consolidated wholly owned subsidiary of Group Inc. whose assets and liabilities are legally separated from other assets and liabilities of the firm, and also by other subsidiaries of Group Inc. William Street Funding Corporation (Funding Corp.), another consolidated wholly owned subsidiary of Group Inc. whose assets and liabilities are legally separated from other assets and liabilities of the firm, was formed to raise funding to support the William Street credit extension program. The assets of Commitment Corp. and of Funding Corp. will not be available to their respective shareholders until the claims of their respective creditors have been paid. In addition, no affiliate of either Commitment Corp. or Funding Corp., except in limited cases as expressly agreed in writing, is responsible for any obligation of either entity. With respect to these commitments, the firm has credit loss protection provided to it by SMFG, which is generally limited to 95%

of the first loss the firm realizes on approved loan commitments, subject to a maximum of $1.00 billion. In addition, subject to the satisfaction of certain conditions, upon the firm's request, SMFG will provide protection for 70% of the second loss on such commitments, subject to a maximum of $1.13 billion. The firm also uses other financial instruments to hedge certain William Street commitments not covered by SMFG.

- *Other commercial lending commitments*—In addition to the commitments issued under the William Street credit extension program, the firm extends other credit commitments, primarily in connection with contingent acquisition financing and other types of corporate lending. As part of its ongoing credit origination activities, the firm may reduce its credit risk on commitments by syndicating all or substantial portions to other investors. Additionally, commitments that are extended for contingent acquisition financing are often short-term in nature, as borrowers often replace them with other funding sources.

- *Warehouse financing*—The firm's commitments to extend credit also include mortgage and other forms of warehouse financing. These financings are expected to be repaid from the proceeds of related securitizations for which the firm may or may not act as underwriter. These arrangements are secured by the warehoused assets, primarily consisting of mortgage-backed and other asset-backed securities, residential and commercial mortgages and corporate debt instruments.

Letters of Credit—The firm provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $9.23 billion and $11.15 billion as of November 2005 and November 2004, respectively.

Merchant Banking Commitments—The firm acts as an investor in merchant banking transactions, which includes making long-term investments in equity and debt securities in privately negotiated transactions, corporate acquisitions and real estate transactions. In connection with these activities, the firm had commitments to invest up to $3.54 billion and $1.04 billion in corporate and real estate investment funds as of November 2005 and November 2004, respectively.

Construction-Related Commitments—During the third fiscal quarter of 2005, the firm announced plans for a new world headquarters in New York City, with initial occupancy scheduled for 2009, at an expected cost of $2.3 billion to $2.5 billion. The firm will partially finance the project with tax-exempt Liberty Bonds. As of November 2005, the firm borrowed approximately $1.4 billion through the issuance of Liberty Bonds and may borrow up to an additional $250 million through the issuance of additional Liberty Bonds before 2010. As of November 2005, the firm had outstanding construction-related commitments of $47 million in connection with this project. Included in the firm's future minimum rental payments under noncancelable lease agreements (included below) is $309 million related to a 64-year ground lease for the land on which the firm's world headquarters will be constructed, of which $161 million is a lump-sum payment due by June 2007.

In addition, the firm had other construction-related commitments of $98 million and $107 million as of November 2005 and November 2004, respectively.

Other—In August 2005, the firm entered into an agreement to acquire the variable annuity and variable life insurance business of The Hanover Insurance Group, Inc. (formerly Allmerica Financial Corporation), including its wholly owned life insurance subsidiary, Allmerica Financial Life Insurance and Annuity Company. The transaction closed on December 30, 2005 at a purchase price of approximately $271 million upfront and an estimated $34 million over three years, subject to final adjustments.

The firm had other purchase commitments of $773 million and $242 million as of November 2005 and November 2004, respectively.

Leases—The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2069. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals, and rent charged to operating expense for the last three years are set forth below:

(IN MILLIONS)	
Minimum rental payments	
2006	$ 399
2007	537
2008	338
2009	340
2010	254
2011-thereafter	2,134
Total	$4,002
Net rent expense	
2003	$ 360
2004	356
2005	359

CONTINGENCIES

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

GUARANTEES

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Such derivative contracts include credit default swaps, written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. FIN No. 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank end users and certain other users. Accordingly, the firm has not included such contracts in the tables below.

The firm, in its capacity as an agency lender, indemnifies most of its securities lending customers against losses incurred in the event that borrowers do not return securities and the collateral held is insufficient to cover the market value of the securities borrowed. In connection with certain asset sales and securitization transactions, the firm guarantees the collection of contractual cash flows. In connection with its merchant banking activities, the firm may issue loan guarantees to secure financing. In addition, the firm provides letters of credit and other guarantees, on a limited basis, to enable clients to enhance their credit standing and complete transactions.

In connection with the firm's establishment of the Trust, Group Inc. effectively provided for the full and unconditional guarantee of the beneficial interests in the Trust held by third parties. Timely payment by Group Inc. of interest on the junior subordinated debentures and other amounts due and performance of its other obligations under the transaction documents will be sufficient to cover payments due by the Trust on its beneficial interests. As a result, management believes that it is unlikely the firm will have to make payments related to the Trust other than those required under the junior subordinated debentures and in connection with certain expenses incurred by the Trust.

The following tables set forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2005 and November 2004:

	AS OF NOVEMBER 2005					
		MAXIMUM PAYOUT/NOTIONAL AMOUNT BY PERIOD OF EXPIRATION[4]				
(IN MILLIONS)	CARRYING VALUE	2006	2007-2008	2009-2010	2011-THEREAFTER	TOTAL
Derivatives[1]	$8,217	$356,131	$244,163	$259,332	$289,459	$1,149,085
Securities lending indemnifications[2]	—	16,324	—	—	—	16,324
Guarantees of trust preferred beneficial interest[3]	—	174	349	349	6,851	7,723
Guarantee of the collection of contractual cash flows	—	147	2	95	20	264
Merchant banking fund-related commitments	—	15	23	6	56	100
Letters of credit and other guarantees	4	354	119	129	101	703

	AS OF NOVEMBER 2004					
		MAXIMUM PAYOUT/NOTIONAL AMOUNT BY PERIOD OF EXPIRATION[4]				
(IN MILLIONS)	CARRYING VALUE	2005	2006-2007	2008-2009	2010-THEREAFTER	TOTAL
Derivatives[1]	$6,752	$269,246	$96,829	$175,910	$349,789	$891,774
Securities lending indemnifications[2]	—	14,737	—	—	—	14,737
Guarantees of trust preferred beneficial interest[3]	—	174	349	349	7,025	7,897
Guarantee of the collection of contractual cash flows	16	47	162	57	20	286
Merchant banking fund-related commitments	—	19	41	—	5	65
Letters of credit and other guarantees	44	93	123	9	80	305

(1) The carrying value excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.

(2) Collateral held by the lenders in connection with securities lending indemnifications was $16.89 billion and $15.28 billion as of November 2005 and November 2004, respectively.

(3) Includes the guarantee of all payments scheduled to be made over the life of the Trust, which could be shortened in the event the firm redeemed the junior subordinated debentures issued to fund the Trust. (See Note 5 for further information regarding the Trust.)

(4) Such amounts do not represent the anticipated losses in connection with these contracts.

In the normal course of its business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates. The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. In connection with joint venture investments, the firm may issue loan guarantees under which it may be liable in the event of fraud, misappropriation, environmental liabilities and certain other matters involving the borrower. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statements of financial condition as of November 2005 and November 2004.

The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives. In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no liabilities related to these arrangements have been recognized in the consolidated statements of financial condition as of November 2005 and November 2004.

NOTE 7

Shareholders' Equity

Dividends declared per common share were $1.00 in fiscal 2005, $1.00 in fiscal 2004 and $0.74 in fiscal 2003. On December 14, 2005, the Board of Directors of Group Inc. (the Board) declared a dividend of $0.25 per share to be paid on February 23, 2006 to common shareholders of record on January 24, 2006.

During fiscal 2005, the firm issued 70,000 shares of preferred stock in three series as set forth in the following table:

PREFERRED STOCK BY SERIES

SERIES	DESCRIPTION	DATE ISSUED	SHARES ISSUED	SHARES AUTHORIZED	EARLIEST REDEMPTION DATE	REDEMPTION VALUE (IN MILLIONS)
A	Perpetual Floating Rate Non-Cumulative	April 25, 2005	30,000	50,000	April 25, 2010	$ 750
B	Perpetual 6.20% Non-Cumulative	October 31, 2005	32,000	50,000	October 31, 2010	800
C	Perpetual Floating Rate Non-Cumulative	October 31, 2005	8,000	25,000	October 31, 2010	200
			70,000	125,000		$1,750

Each share of preferred stock has a par value of $0.01, has a liquidation preference of $25,000, is represented by 1,000 depositary shares and is redeemable at the firm's option at a redemption price equal to $25,000 plus declared and unpaid dividends. The firm's ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the firm fails to pay or set aside full dividends on the preferred stock for the latest completed dividend period. All preferred stock also has a preference over the firm's common stock upon liquidation.

Dividends declared per share of Series A preferred stock were $578.72 in fiscal 2005. On December 14, 2005, the Board declared a dividend per preferred share of $323.28, $430.56 and $353.68 for Series A, Series B and Series C preferred stock, respectively, to be paid on February 10, 2006 to preferred shareholders of record on January 26, 2006.

During fiscal 2005, the firm repurchased 63.7 million shares of its common stock at a total cost of $7.11 billion, and during fiscal 2004, the firm repurchased 18.7 million shares of its common stock at a total cost of $1.81 billion. The average price paid per share for repurchased shares was $111.57 and $96.29 for the years ended November 2005 and November 2004, respectively. In addition, to satisfy minimum statutory employee tax withholding requirements related to the delivery of shares underlying restricted stock units, the firm cancelled 1.6 million restricted stock units at a total cost of $163 million in fiscal 2005, and it cancelled 9.1 million restricted stock units at a total cost of $870 million in fiscal 2004.

The following table sets forth the firm's accumulated other comprehensive income by type:

(IN MILLIONS)	AS OF NOVEMBER 2005	2004
Currency translation adjustment, net of tax	$(16)	$11
Minimum pension liability adjustment, net of tax	(11)	—
Net gains on cash flow hedges, net of tax	9	—
Net unrealized holding gains, net of tax[1]	18	—
Total accumulated other comprehensive income, net of tax	$ —	$11

[1] Consists of net unrealized gains on available-for-sale securities held by investments accounted for under the equity method.

NOTE 8

Earnings Per Common Share

The computations of basic and diluted earnings per common share are set forth below:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2005	2004	2003
Numerator for basic and diluted EPS—earnings applicable to common shareholders	$5,609	$4,553	$3,005
Denominator for basic EPS—weighted average number of common shares	478.1	489.5	488.4
Effect of dilutive securities			
Restricted stock units	9.9	9.6	16.0
Stock options	12.2	11.4	7.5
Dilutive potential common shares	22.1	21.0	23.5
Denominator for diluted EPS—weighted average number of common shares and dilutive potential common shares[1]	500.2	510.5	511.9
Basic EPS	$11.73	$ 9.30	$ 6.15
Diluted EPS	11.21	8.92	5.87

[1] The diluted EPS computations do not include the antidilutive effect of the following options:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2005	2004	2003
Number of antidilutive options, end of period	1	1	27

NOTE 9

Goodwill and Identifiable Intangible Assets

GOODWILL

As of November 2005 and November 2004, goodwill of $3.15 billion and $3.18 billion, respectively, was included in "Other assets" in the consolidated statements of financial condition.

IDENTIFIABLE INTANGIBLE ASSETS

The following table sets forth the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets:

(IN MILLIONS)		AS OF NOVEMBER 2005	2004
Customer lists[1]	Gross carrying amount	$1,021	$1,021
	Accumulated amortization	(244)	(193)
	Net carrying amount	$ 777	$828
New York Stock Exchange (NYSE) specialist rights	Gross carrying amount	$ 714	$ 714
	Accumulated amortization	(134)	(107)
	Net carrying amount	$ 580	$ 607
Power contracts[2]	Gross carrying amount	$ 497	$ —
	Accumulated amortization	(16)	—
	Net carrying amount	$ 481	$ —
Exchange-traded fund (ETF) and option specialist rights	Gross carrying amount	$ 138	$ 145
	Accumulated amortization	(27)	(24)
	Net carrying amount	$ 111	$ 121
Other[3]	Gross carrying amount	$ 312	$ 298
	Accumulated amortization	(206)	(165)
	Net carrying amount	$ 106	$ 133
Total	Gross carrying amount	$2,682	$2,178
	Accumulated amortization	(627)	(489)
	Net carrying amount	$2,055	$1,689

(1) Primarily includes the firm's clearance and execution and NASDAQ customer lists related to SLK LLC (SLK) and financial counseling customer lists related to The Ayco Company, L.P.

(2) Primarily relates to above-market power contracts of consolidated power generation facilities related to Cogentrix Energy, Inc. and National Energy & Gas Transmission Co. (NEGT). The firm closed on its acquisition of NEGT and recorded purchase price allocation adjustments for NEGT and Cogentrix Energy, Inc. in fiscal 2005. Substantially all of these power contracts have been pledged as collateral to counterparties in connection with certain of the firm's secured short-term and long-term borrowings. The weighted average remaining life of these power contracts is approximately 15 years.

(3) Primarily includes technology-related assets related to SLK.

Identifiable intangible assets are amortized over their estimated useful lives. The weighted average remaining life of the firm's identifiable intangibles is approximately 16 years. There were no identifiable intangible assets that were considered to be indefinite-lived and, therefore, not subject to amortization.

Amortization expense associated with identifiable intangible assets was $165 million for the fiscal year ended November 2005, including amortization associated with the firm's consolidated power generation facilities reported within "Cost of power generation" in the consolidated statements of earnings. Amortization expense associated with identifiable intangible assets was $125 million and $319 million (including $188 million of impairment charges) for the fiscal years ended November 2004 and November 2003, respectively.

Estimated future amortization expense for existing identifiable intangible assets is set forth below:

(IN MILLIONS)	
2006	$173
2007	158
2008	130
2009	129
2010	129

NOTE 10

Other Assets and Other Liabilities

OTHER ASSETS

Other assets are generally less liquid, nonfinancial assets. The following table sets forth the firm's other assets by type:

	AS OF NOVEMBER	
(IN MILLIONS)	2005	2004
Goodwill and identifiable intangible assets[1]	$ 5,203	$ 4,871
Property, leasehold improvements and equipment[2]	5,097	4,083
Equity-method investments and joint ventures	2,965	2,447
Income tax-related assets	1,304	777
Miscellaneous receivables and other	2,743	2,965
Total	$17,312	$15,143

[1] See Note 9 for further information regarding the firm's goodwill and identifiable intangible assets.

[2] Net of accumulated depreciation and amortization of $4.62 billion and $4.23 billion for November 2005 and November 2004, respectively.

OTHER LIABILITIES

Other liabilities and accrued expenses primarily includes compensation and benefits, minority interest in certain consolidated entities, litigation liabilities, tax-related payables, deferred revenue and other payables. The following table sets forth the firm's other liabilities and accrued expenses by type:

	AS OF NOVEMBER	
(IN MILLIONS)	2005	2004
Compensation and benefits	$ 6,598	$ 5,571
Minority interest	3,164	1,809
Accrued expenses and other payables	4,068	2,980
Total	$13,830	$10,360

NOTE 11

Employee Benefit Plans

The firm sponsors various pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. The firm also provides certain benefits to former or inactive employees prior to retirement. A summary of these plans is set forth below.

DEFINED BENEFIT PENSION PLANS AND POSTRETIREMENT PLANS

The firm maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan has been closed to new participants and no further benefits will be accrued to existing participants. Employees of certain non-U.S. subsidiaries participate in various local defined benefit pension plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, the firm has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under the U.S. benefits program.

The following table provides a summary of the changes in the plans' benefit obligations and the fair value of assets for November 2005 and November 2004 and a statement of the funded status of the plans as of November 2005 and November 2004:

	AS OF OR FOR THE YEAR ENDED NOVEMBER					
	2005			2004		
(IN MILLIONS)	U.S. PENSION	NON-U.S. PENSION	POST-RETIREMENT	U.S. PENSION	NON-U.S. PENSION	POST-RETIREMENT
Benefit obligation						
Balance, beginning of year	$355	$474	$ 215	$294	$335	$ 196
Service cost	—	44	23	10	44	9
Interest cost	19	20	13	18	16	12
Plan amendments	—	—	—	—	(2)	—
Actuarial loss	25	65	32	37	58	4
Benefits paid	(6)	(67)	(6)	(4)	(14)	(6)
Effect of foreign exchange rates	—	(50)	—	—	37	—
Balance, end of year	$393	$486	$ 277	$355	$474	$ 215
Fair value of plan assets						
Balance, beginning of year	$318	$382	$ —	$277	$304	$ —
Actual return on plan assets	32	64	—	25	26	—
Firm contributions	10	30	6	20	34	6
Employee contributions	—	1	—	—	—	—
Benefits paid	(6)	(43)	(6)	(4)	(14)	(6)
Effect of foreign exchange rates	—	(42)	—	—	32	—
Balance, end of year	$354	$392	$ —	$318	$382	$ —
Prepaid/(accrued) benefit cost						
Funded status	$ (39)	$ (94)	$(277)	$ (37)	$ (92)	$(215)
Unrecognized loss	129	143	88	108	152	58
Unrecognized transition (asset)/obligation	(20)	5	1	(22)	6	1
Unrecognized prior service cost	—	4	12	—	3	14
Adjustment to recognize additional minimum liability	(18)	(1)	—	—	(1)	—
Prepaid/(accrued) benefit cost	$ 52	$ 57	$(176)	$ 49	$ 68	$(142)

The accumulated benefit obligation for all defined benefit pension plans was $795 million and $742 million as of November 2005 and November 2004, respectively.

For plans in which the accumulated benefit obligation exceeded plan assets, the aggregate projected benefit obligation and accumulated benefit obligation was $135 million and $126 million, respectively, as of November 2005, and $184 million and $154 million, respectively, as of November 2004. The fair value of plan assets for each of these plans was $64 million and $104 million as of November 2005 and November 2004, respectively.

The components of pension (income)/expense and postretirement expense are set forth below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2005	2004	2003
U.S. pension			
Service cost	$ —	$ 10	$ 8
Interest cost	19	18	13
Expected return on plan assets	(27)	(23)	(16)
Net amortization	6	5	5
Total	$ (2)	$ 10	$ 10
Non-U.S. pension			
Service cost	$ 44	$ 44	$ 41
Interest cost	20	16	12
Expected return on plan assets	(23)	(20)	(15)
Net amortization	12	8	8
Other[1]	(17)	—	—
Total	$ 36	$ 48	$ 46
Postretirement			
Service cost	$ 23	$ 9	$ 8
Interest cost	13	12	12
Net amortization	4	11	11
Total	$ 40	$ 32	$ 31

[1] Represents a benefit as a result of the termination of a Japanese pension plan.

The weighted average assumptions used to develop net periodic pension cost and the actuarial present value of the projected benefit obligation are set forth below. These assumptions represent a weighted average of the assumptions used for the U.S. and non-U.S. plans and are based on the economic environment of each applicable country.

	YEAR ENDED NOVEMBER 2005	2004	2003
Defined benefit pension plans			
U.S. pension—projected benefit obligation			
Discount rate	5.25%	5.50%	6.00%
Rate of increase in future compensation levels	N/A	N/A	5.00
U.S. pension—net periodic benefit cost			
Discount rate	5.50	6.00	6.59
Rate of increase in future compensation levels	N/A	5.00	5.00
Expected long-term rate of return on plan assets	7.50	8.50	8.50
Non-U.S. pension—projected benefit obligation			
Discount rate	4.81	4.63	4.76
Rate of increase in future compensation levels	4.75	4.49	4.37
Non-U.S. pension—net periodic benefit cost			
Discount rate	4.63	4.76	4.78
Rate of increase in future compensation levels	4.49	4.37	4.14
Expected long-term rate of return on plan assets	6.35	6.25	5.86
Postretirement plans—benefit obligation			
Discount rate	5.25%	5.50%	6.00%
Rate of increase in future compensation levels	5.00	5.00	5.00
Postretirement plans—net periodic benefit cost			
Discount rate	5.50	6.00	6.75
Rate of increase in future compensation levels	5.00	5.00	5.00

Generally, the firm determined the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

The firm's approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

For measurement purposes, an annual growth rate in the per capita cost of covered healthcare benefits of 11.46% was assumed for the fiscal year ending November 2006. The rate was assumed to decrease ratably to 5.00% for the fiscal year ending November 2015 and remain at that level thereafter.

The assumed cost of healthcare has an effect on the amounts reported for the firm's postretirement plans. A 1% change in the assumed healthcare cost trend rate would have the following effects:

	1% INCREASE		1% DECREASE	
(IN MILLIONS)	2005	2004	2005	2004
Cost	$ 6	$ 5	$ (5)	$ (4)
Obligation	48	37	(37)	(29)

The following table sets forth the composition of plan assets for the U.S. and non-U.S. defined benefit pension plans by asset category:

	AS OF NOVEMBER			
	2005		2004	
	U.S. PENSION	NON-U.S. PENSION	U.S. PENSION	NON-U.S. PENSION
Equity securities	64%	70%	66%	66%
Debt securities	21	8	22	8
Other	15	22	12	26
Total	100%	100%	100%	100%

The investment approach of the firm's U.S. and major non-U.S. defined benefit pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment programs. The plans employ a total return on investment approach, whereby a mix, which is broadly similar to the actual asset allocation as of November 2005, of equity securities, debt securities and other assets, is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is measured and monitored on an ongoing basis by the firm's Retirement Committee through periodic portfolio reviews, meetings with investment managers and annual liability measurements.

The firm will contribute a minimum of $13 million to its pension plans and $7 million to its postretirement plans in fiscal 2006.

The following table sets forth benefits projected to be paid from the firm's U.S. and non-U.S. defined benefit pension and postretirement plans (net of Medicare subsidy receipts) and reflects expected future service, where appropriate:

(IN MILLIONS)	U.S. PENSION	NON-U.S. PENSION	POST-RETIREMENT
2006	$ 6	$ 4	$ 7
2007	6	5	8
2008	7	5	8
2009	8	5	9
2010	9	5	10
2011-2015	61	28	54

DEFINED CONTRIBUTION PLANS

The firm contributes to employer-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $305 million, $189 million and $199 million for the years ended November 2005, November 2004 and November 2003, respectively.

The firm previously maintained a nonqualified defined contribution plan for certain senior employees which held shares of common stock. All shares were distributed to participants and there were no remaining assets in the plan as of January 2005. Plan expense was immaterial for the years ended November 2005, November 2004 and November 2003.

NOTE 12

Employee Incentive Plans

STOCK INCENTIVE PLAN

The firm sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (the Amended SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards. In the second quarter of fiscal 2003, the Amended SIP was approved by the firm's shareholders, effective for grants after April 1, 2003, and no further awards were or will be made under the original plan after that date, although awards granted under the original plan prior to that date remain outstanding.

The total number of shares of common stock that may be issued under the Amended SIP through fiscal 2008 may not exceed 250 million shares and, in each fiscal year thereafter, may not exceed 5% of the issued and outstanding shares of common stock, determined as of the last day of the immediately preceding fiscal year, increased by the number of shares available for awards in previous fiscal years but not covered by awards granted in such years. As of November 2005 and November 2004, 196.6 million and 218.9 million shares, respectively, were available for grant under the Amended SIP, after taking into account stock-based compensation awards that were issued subsequent to year end, as part of year-end compensation.

OTHER COMPENSATION ARRANGEMENTS

In November 2004, the firm adopted new deferred compensation plans for eligible employees for fiscal 2005. In general, under the plans, participants are able to defer payment of a portion of their cash year-end compensation. During the deferral period, participants are able to nominally invest their deferrals in certain alternatives available under the plans. Generally, under current tax law, participants are not subject to income tax on amounts deferred or on any notional investment earnings until the returns are distributed, and the firm is not entitled to a corresponding tax deduction until the amounts are distributed. The firm has recognized compensation expense for the amounts deferred under these plans. As of November 2005, $134 million related to these plans was included in "Other liabilities and accrued expenses" in the consolidated statements of financial condition.

In November 2004, the firm adopted a discount stock program through which eligible senior executives may acquire restricted stock units in fiscal 2005 and fiscal 2006 under the firm's Amended SIP at an effective 25% discount. The 25% discount is effected by an additional grant of restricted stock units equal to one-third of the number of restricted stock units purchased by qualifying participants. The purchased restricted stock units are 100% vested when granted, but the shares underlying them are not able to be sold or transferred (other than to satisfy tax obligations) before the third anniversary of the grant date. The shares underlying the restricted stock units that are granted in order to effect the 25% discount will generally vest in equal installments on the second and third anniversaries following the grant date and will not be transferable before the third anniversary of the grant date. Compensation expense related to these restricted stock units is recognized over the vesting period. The total value of restricted stock units granted in fiscal 2005 in order to effect the 25% discount was $79 million.

RESTRICTED STOCK UNITS

The firm issued restricted stock units to employees under the Amended SIP, primarily in connection with year-end compensation and acquisitions. Of the total restricted stock units outstanding as of November 2005 and November 2004, (i) 30.1 million units and 24.9 million units, respectively, required future service as a condition to the delivery of the underlying shares of common stock and (ii) 25.0 million units and 13.0 million units, respectively, did not require future service.

In all cases, delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain other requirements outlined in the award agreements. The activity related to these restricted stock units is set forth below:

	RESTRICTED STOCK UNITS OUTSTANDING	
	NO FUTURE SERVICE REQUIRED	FUTURE SERVICE REQUIRED
Outstanding, November 2002	18,315,938	29,895,000
Granted [1]	3,615,366	9,357,593
Forfeited	(179,708)	(1,886,420)
Delivered	(11,261,989)	—
Vested	12,824,458	(12,824,458)
Outstanding, November 2003	23,314,065	24,541,715
Granted [1]	6,629,717	11,253,970
Forfeited	(142,163)	(879,420)
Delivered	(26,806,448)	—
Vested	10,032,240	(10,032,240)
Outstanding, November 2004	13,027,411	24,884,025
Granted [1]	10,048,356	12,217,764
Forfeited	(23,621)	(819,840)
Delivered	(4,222,409)	—
Vested	6,164,129	(6,164,129)
Outstanding, November 2005	24,993,866	30,117,820

[1] Includes restricted stock units granted to employees subsequent to year end as part of year-end compensation.

Total employee stock compensation expense, net of forfeitures, was $1.76 billion, $1.22 billion and $711 million for the years ended November 2005, November 2004 and November 2003, respectively.

STOCK OPTIONS

As of November 2004, all stock options granted to employees in May 1999 in connection with the firm's initial public offering are fully vested and exercisable. Stock options granted to employees subsequent to the firm's initial public offering generally vest as outlined in the applicable stock option agreement and first become exercisable on the third anniversary of the grant date. Year-end stock options for 2005 become exercisable in January 2009 and expire on November 27, 2015. Shares received on exercise prior to January 2010 will not be transferable until January 2010. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the Amended SIP and the applicable stock option agreement. The dilutive effect of the firm's outstanding stock options is included in "Average common shares outstanding—Diluted" in the consolidated statements of earnings.

The activity related to these stock options is set forth below:

	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING LIFE (YEARS)
Outstanding, November 2002	94,269,101	$74.53	8.08
Granted	902,511	95.81	
Exercised	(2,686,955)	52.76	
Forfeited	(3,428,692)	73.08	
Outstanding, November 2003	89,055,965	75.47	7.17
Granted	22,500	96.08	
Exercised	(9,025,867)	57.80	
Forfeited	(1,496,863)	81.00	
Outstanding, November 2004	78,555,735	77.40	6.33
Granted[1]	**3,390,480**	**131.64**	
Exercised	**(17,285,849)**	**66.20**	
Forfeited	**(422,679)**	**82.98**	
Outstanding, November 2005	**64,237,687**	**83.24**	**5.84**
Exercisable, November 2005	**46,422,603**	**$80.75**	**5.17**

[1] Includes stock options granted to employees subsequent to year end as part of year-end compensation.

The options outstanding as of November 2005 are set forth below:

EXERCISE PRICE	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING LIFE (YEARS)
$ 45.00–$ 59.99	9,921,971	$ 52.98	3.5
60.00– 74.99	—	—	—
75.00– 89.99	27,661,787	80.89	6.00
90.00– 104.99	23,263,449	91.89	6.06
105.00– 119.99	—	—	—
120.00– 134.99	3,390,480	131.64	9.92
Outstanding, November 2005	64,237,687		

The weighted average fair value of options granted for fiscal 2005, fiscal 2004 and fiscal 2003 was $32.91 per option, $32.22 per option and $31.31 per option, respectively. Fair value was estimated as of the grant date based on a binomial option-pricing model using the following weighted average assumptions:

	YEAR ENDED NOVEMBER		
	2005	2004	2003
Risk-free interest rate	4.5%	3.4%	3.4%
Expected volatility	30.0	35.0	35.0
Dividend yield	0.9	1.0	1.0
Expected life	7.5 years	5 years	5 years

The fair value of options granted in fiscal 2005 reflects an additional discount for sales restrictions on the shares of common stock underlying such options that apply until January 2010. The expected life of the options granted in fiscal 2005 has been extended to 7.5 years to reflect the estimated impact of the sales restrictions on the expected life of the awards.

NOTE 13

Affiliated Funds

The firm has formed numerous nonconsolidated investment funds with third-party investors. The firm generally acts as the investment manager for these funds and, as such, is entitled to receive management fees and, in certain cases, advisory fees, incentive fees or overrides from these funds. These fees amounted to $2.08 billion, $1.72 billion and $1.17 billion for the years ended November 2005, November 2004 and November 2003, respectively. As of November 2005 and November 2004, the fees receivable from these funds were $388 million and $445 million, respectively. Additionally, the firm may invest alongside the third-party investors in certain funds. The aggregate carrying value of the firm's interests in these funds was $2.17 billion and $1.72 billion as of November 2005 and November 2004, respectively. In addition, the firm had commitments to invest up to $3.54 billion and $1.04 billion in these funds as of November 2005 and November 2004, respectively. In the normal course of business, the firm may also engage in other activities with these funds, including among others, securities lending, trade execution, trading and custody.

NOTE 14

Income Taxes

The components of the net tax expense reflected in the consolidated statements of earnings are set forth below:

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	2005	2004	2003
Current taxes			
U.S. federal	$1,504	$ 374	$ 680
State and local	213	46	115
Non-U.S.	1,380	663	552
Total current tax expense	3,097	1,083	1,347
Deferred taxes			
U.S. federal	3	827	22
State and local	(4)	98	27
Non-U.S.	(449)	115	44
Total deferred tax (benefit)/expense	(450)	1,040	93
Net tax expense	$2,647	$2,123	$1,440

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the firm's deferred tax assets and liabilities are set forth below:

(IN MILLIONS)	AS OF NOVEMBER 2005	AS OF NOVEMBER 2004
Deferred tax assets		
Compensation and benefits	$1,563	$ 920
Other, net	319	227
	1,882	1,147
Valuation allowance[1]	(6)	(21)
Total deferred tax assets	1,876	1,126
Deferred tax liabilities		
Depreciation and amortization	625	383
Unrealized gains	455	180
Total deferred tax liabilities	$1,080	$ 563

[1] Relates primarily to the ability to utilize losses of certain foreign entities and state and local tax credits.

The firm permanently reinvests eligible earnings of certain foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated. As of November 2005, this policy resulted in an unrecognized net deferred tax liability of $172 million attributable to reinvested earnings of $2.4 billion.

Additionally, during fiscal 2005, the valuation allowance was decreased by $15 million, primarily due to the utilization of certain state and local tax credits. Acquired federal net operating loss carryforwards of $24 million as of November 2005 and $88 million as of November 2004 are subject to annual limitations on utilization and will begin to expire in 2020. Acquired state and local net operating loss carryforwards of $328 million as of November 2005 and $436 million as of November 2004 are subject to annual limitations on utilization. Acquired alternative minimum tax credit carryforwards of $7 million as of November 2005 and $32 million as of November 2004 are subject to annual limitations on utilization, but can be carried forward indefinitely.

The firm is subject to examination by the Internal Revenue Service (IRS) and other tax authorities in certain countries, such as Japan and the United Kingdom, and states in which the firm has significant business operations, such as New York. The IRS is currently examining the firm's 2003 and 2004 fiscal years. During fiscal 2005, the IRS concluded its examination of 1999 through 2002, and New York State and City substantially concluded their examinations covering periods through fiscal year 2003. The firm regularly assesses the likelihood of additional assessments by each jurisdiction to which the firm pays taxes resulting from the impact of current and future examinations. Tax reserves have been established, which the firm believes are adequate in relation to the potential for additional assessments. The resolution of tax matters is not expected to have a material effect on the firm's financial condition but may be material to the firm's operating results for a particular period, depending, in part, upon the operating results for that period and the firm's effective tax rate for that period.

A reconciliation of the U.S. federal statutory income tax rate to the firm's effective income tax rate is set forth below:

	YEAR ENDED NOVEMBER 2005	YEAR ENDED NOVEMBER 2004	YEAR ENDED NOVEMBER 2003
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Increase related to state and local taxes, net of U.S. income tax effects	1.6	1.4	2.1
Tax credits	(1.6)	(3.6)	(3.1)
Foreign operations	(1.2)	(1.2)	(1.2)
Tax-exempt income, including dividends	(0.6)	(0.7)	(1.0)
Other	(1.2)[1]	0.9	0.6
Effective income tax rate	32.0%	31.8%	32.4%

[1] Primarily includes the effect of audit settlements.

Tax benefits of approximately $272 million in November 2005, $330 million in November 2004 and $103 million in November 2003, related to the delivery of restricted stock units and the exercise of options, were credited directly to "Additional paid-in capital" in the consolidated statements of financial condition and changes in shareholders' equity.

NOTE 15

Regulation

During the firm's second fiscal quarter of 2005, the firm became regulated by the U.S. Securities and Exchange Commission (SEC) as a Consolidated Supervised Entity (CSE). As such, it is subject to group-wide supervision and examination by the SEC and is subject to minimum capital requirements on a consolidated basis. As of November 2005, the firm was in compliance with the CSE capital requirements.

The firm's principal U.S. regulated subsidiaries include Goldman, Sachs & Co. (GS&Co.) and Goldman Sachs Execution & Clearing, L.P. (GSEC). GS&Co. and GSEC are registered U.S. broker-dealers and futures commission merchants subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. GS&Co. and GSEC have elected to compute their minimum capital requirements in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2005, GS&Co. and GSEC had net capital in excess of their minimum capital requirements. In addition to its alternative minimum net capital requirements, GS&Co. is also required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. GS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of November 2005, GS&Co. had tentative net capital and net capital in excess of both the minimum and the notification requirements.

The firm's principal international regulated subsidiaries include Goldman Sachs International (GSI) and Goldman Sachs (Japan) Ltd. (GSJL). GSI, a regulated U.K. broker-dealer, is subject to the capital requirements of the U.K.'s Financial Services Authority, and GSJL, a regulated broker-dealer based in Tokyo, is subject to the capital requirements of Japan's Financial Services Agency. As of November 2005 and November 2004, GSI and GSJL were in compliance with their local capital adequacy requirements.

Certain other subsidiaries of the firm are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of November 2005 and November 2004, these subsidiaries were in compliance with their local capital adequacy requirements.

NOTE 16

Business Segments

In reporting to management, the firm's operating results are categorized into the following three segments: Investment Banking, Trading and Principal Investments, and Asset Management and Securities Services.

BASIS OF PRESENTATION

In reporting segments, certain of the firm's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the services they provide, (ii) their methods of distribution, (iii) the types of clients they serve and (iv) the regulatory environments in which they operate.

The cost drivers of the firm taken as a whole—compensation, headcount and levels of business activity—are broadly similar in each of the firm's business segments. Compensation expenses within the firm's segments reflect, among other factors, the overall performance of the firm as well as performance of individual business units. Consequently, pre-tax margins in one segment of the firm's business may be significantly affected by the performance of the firm's other business segments.

The firm allocates revenues and expenses among the three segments. Due to the integrated nature of the business segments, estimates and judgments have been made in allocating certain revenue and expense items. Transactions between segments are based on specific criteria or approximate third-party rates. Total operating expenses include corporate items that have not been allocated to individual business segments. The allocation process is based on the manner in which management views the business of the firm.

The segment information presented in the table below is prepared according to the following methodologies:

- Revenues and expenses directly associated with each segment are included in determining pre-tax earnings.
- Net revenues in the firm's segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. Net interest is included within segment net revenues as it is consistent with the way in which management assesses segment performance.
- Overhead expenses not directly allocable to specific segments are allocated ratably based on direct segment expenses.

SEGMENT OPERATING RESULTS

Management believes that the following information provides a reasonable representation of each segment's contribution to consolidated pre-tax earnings and total assets:

(IN MILLIONS)		AS OF OR FOR THE YEAR ENDED NOVEMBER 2005	2004	2003
Investment Banking	Net revenues [1]	$ 3,671	$ 3,374	$ 2,711
	Operating expenses	3,258	2,973	2,504
	Pre-tax earnings [3]	$ 413	$ 401	$ 207
	Segment assets	$ 4,869	$ 4,759	$ 4,867
Trading and Principal Investments	Net revenues [1]	$ 16,362	$ 13,327	$ 10,443
	Operating expenses	10,144	8,287	6,938
	Pre-tax earnings [3]	$ 6,218	$ 5,040	$ 3,505
	Segment assets	$505,536	$358,137	$250,490
Asset Management and Securities Services	Net revenues [1]	$ 4,749	$ 3,849	$ 2,858
	Operating expenses	3,070	2,430	1,890
	Pre-tax earnings [3]	$ 1,679	$ 1,419	$ 968
	Segment assets	$196,399	$167,957	$147,647
Total	Net revenues [1]	$ 24,782	$ 20,550	$ 16,012
	Operating expenses [2]	16,509	13,874	11,567
	Pre-tax earnings [3]	$ 8,273	$ 6,676	$ 4,445
	Total assets [4]	$706,804	$531,379	$403,799

[1] Net revenues include net interest and cost of power generation as set forth in the table below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2005	2004	2003
Investment Banking	$ 72	$ 88	$ 311
Trading and Principal Investments	910	1,343	1,888
Asset Management and Securities Services	1,659	1,194	941
Total net interest and cost of power generation	$2,641	$2,625	$3,140

[2] Includes the following expenses that have not been allocated to the firm's segments: (i) the amortization of employee initial public offering awards, net of forfeitures, of $19 million and $80 million for the years ended November 2004 and November 2003, respectively; (ii) net provisions for a number of litigation and regulatory proceedings of $37 million, $103 million and $155 million for the years ended November 2005, November 2004 and November 2003, respectively; and (iii) $62 million in connection with the establishment of the firm's joint venture in China for the year ended November 2004.

[3] Pre-tax earnings include total depreciation and amortization as set forth in the table below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2005	2004	2003
Investment Banking	$143	$183	$ 253
Trading and Principal Investments	565	513	726
Asset Management and Securities Services	146	149	166
Total depreciation and amortization	$854	$845	$1,145

[4] Includes deferred tax assets relating to the firm's conversion to corporate form and certain assets that management believes are not allocable to a particular segment for the years ended November 2004 and November 2003.

GEOGRAPHIC INFORMATION

Due to the highly integrated nature of international financial markets, the firm manages its businesses based on the profitability of the enterprise as a whole. Accordingly, management believes that profitability by geographic region is not necessarily meaningful. The firm's revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service.

The following table sets forth the total net revenues and pre-tax earnings of the firm and its consolidated subsidiaries by geographic region allocated on the basis described above:

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	2005	2004	2003
Net revenues			
United States	$14,315	$12,932	$10,040
Europe	6,804	5,222	4,037
Asia	3,389	2,368	1,704
Other	274	28	231
Total net revenues	$24,782	$20,550	$16,012
Pre-tax earnings			
United States	$5,312	$4,761	$3,105
Europe	1,444	984	700
Asia	1,308	1,121	658
Other	246	(6)	217
Corporate (1)	(37)	(184)	(235)
Total pre-tax earnings	$8,273	$6,676	$4,445

(1) Includes the following expenses that have not been allocated to the firm's segments: (i) the amortization of employee initial public offering awards, net of forfeitures, of $19 million and $80 million for the years ended November 2004 and November 2003, respectively; (ii) net provisions for a number of litigation and regulatory proceedings of $37 million, $103 million and $155 million for the years ended November 2005, November 2004 and November 2003, respectively; and (iii) $62 million in connection with the establishment of the firm's joint venture in China for the year ended November 2004.

NOTE 17

Subsequent Event

In January 2006, the firm entered into a definitive agreement to invest $2.58 billion in the Industrial and Commercial Bank of China Limited (ICBC), with investment funds managed by the firm assuming a substantial portion of the firm's economic interest. In addition, the firm and ICBC have entered into a strategic cooperation agreement under which the firm will assist ICBC in developing further ICBC's corporate governance, risk management and internal controls, as well as providing expertise to enhance ICBC's capabilities in treasury, asset management, corporate and investment banking, nonperforming loans disposal and product innovation. The transactions are expected to close by May 2006, subject to receipt of regulatory approvals and other closing conditions.

Quarterly Results (unaudited)

The following represents the firm's unaudited quarterly results for fiscal 2005 and fiscal 2004. These quarterly results were prepared in accordance with generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results. These adjustments are of a normal recurring nature.

	2005 FISCAL QUARTER			
(IN MILLIONS, EXCEPT PER SHARE DATA)	FIRST	SECOND	THIRD	FOURTH
Total revenues	$9,964	$8,949	$12,333	$12,145
Interest expense	3,449	4,022	4,940	5,742
Cost of power generation	110	121	108	117
Revenues, net of interest expense and cost of power generation	6,405	4,806	7,285	6,286
Operating expenses	4,260	3,562	4,880	3,807
Pre-tax earnings	2,145	1,244	2,405	2,479
Provision for taxes	633	379	788	847
Net earnings	1,512	865	1,617	1,632
Preferred stock dividend	—	—	9	8
Net earnings applicable to common shareholders	$1,512	$ 865	$ 1,608	$ 1,624
Earnings per common share				
Basic	$ 3.06	$ 1.78	$ 3.40	$ 3.53
Diluted	2.94	1.71	3.25	3.35
Dividends declared per common share	0.25	0.25	0.25	0.25

	2004 FISCAL QUARTER			
(IN MILLIONS, EXCEPT PER SHARE DATA)	FIRST	SECOND	THIRD	FOURTH
Total revenues	$7,905	$7,676	$ 6,803	$ 7,455
Interest expense	1,873	2,038	2,156	2,821
Cost of power generation	104	127	117	53
Revenues, net of interest expense and cost of power generation	5,928	5,511	4,530	4,581
Operating expenses	3,999	3,771	3,237	2,867
Pre-tax earnings	1,929	1,740	1,293	1,714
Provision for taxes	636	553	414	520
Net earnings applicable to common shareholders	$1,293	$1,187	$ 879	$ 1,194
Earnings per common share				
Basic	$ 2.63	$ 2.43	$ 1.80	$ 2.44
Diluted	2.50	2.31	1.74	2.36
Dividends declared per common share	0.25	0.25	0.25	0.25

Common Stock Price Range

The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of the firm's common stock as reported by the Consolidated Tape Association.

	SALES PRICE					
	FISCAL 2005		FISCAL 2004		FISCAL 2003	
	HIGH	LOW	HIGH	LOW	HIGH	LOW
First quarter	$113.93	$101.79	$108.00	$95.73	$80.90	$63.75
Second quarter	114.25	95.16	109.29	90.08	81.67	61.02
Third quarter	114.87	94.75	95.15	83.29	91.98	81.50
Fourth quarter	134.99	108.86	105.40	88.46	97.39	83.64

As of January 30, 2006, there were approximately 6,159 holders of record of the firm's common stock.

On January 30, 2006, the last reported sales price for the firm's common stock on the New York Stock Exchange was $139.87 per share.

Selected Financial Data

	AS OF OR FOR THE YEAR ENDED NOVEMBER				
	2005	2004	2003	2002	2001
Income statement data (IN MILLIONS)					
Total revenues	$ 43,391	$ 29,839	$ 23,623	$ 22,854	$ 31,138
Interest expense	18,153	8,888	7,600	8,868	15,327
Cost of power generation[1]	456	401	11	—	—
Revenues, net of interest expense and cost of power generation	24,782	20,550	16,012	13,986	15,811
Compensation and benefits	11,688	9,652	7,515	7,037	8,164
Other operating expenses	4,821	4,222	4,052	3,696	3,951
Pre-tax earnings	$ 8,273	$ 6,676	$ 4,445	$ 3,253	$ 3,696
Balance sheet data (IN MILLIONS)					
Total assets	$706,804	$531,379	$403,799	$355,574	$312,218
Long-term borrowings[2]	100,007	80,696	57,482	38,711	31,016
Total liabilities	678,802	506,300	382,167	336,571	293,987
Total shareholders' equity	28,002	25,079	21,632	19,003	18,231
Common share data (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)					
Earnings per common share					
Basic	$ 11.73	$ 9.30	$ 6.15	$ 4.27	$ 4.53
Diluted	11.21	8.92	5.87	4.03	4.26
Dividends declared per common share	1.00	1.00	0.74	0.48	0.48
Book value per common share[3]	57.02	50.77	43.60	38.69	36.33
Average common shares outstanding					
Basic	478.1	489.5	488.4	495.6	509.7
Diluted	500.2	510.5	511.9	525.1	541.8
Selected data (UNAUDITED)					
Employees					
United States	13,945	13,278	12,786	12,511	14,565
International	8,480	7,444	6,690	7,228	8,112
Total employees	22,425	20,722	19,476	19,739	22,677
Assets under management (IN BILLIONS)[4]					
Asset class					
Money markets	$ 101	$ 90	$ 89	$ 108	$ 122
Fixed income and currency	159	139	115	96	71
Equity[5]	158	126	98	86	96
Alternative investments[6]	114	97	71	58	62
Total assets under management	$ 532	$ 452	$ 373[7]	$ 348	$ 351

[1] Cost of power generation includes all of the direct costs of the firm's power generation facilities (e.g., fuel, operations and maintenance), as well as the depreciation and amortization associated with the facility and related contractual assets.

[2] Long-term borrowings include $13.63 billion of nonrecourse debt issued by William Street Funding Corporation, consolidated VIEs and other consolidated entities. Nonrecourse debt is debt that only the issuing subsidiary or, if applicable, a subsidiary guaranteeing the debt is obligated to repay.

[3] Book value per common share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 460.4 million, 494.0 million, 496.1 million, 491.2 million and 501.8 million as of November 2005, November 2004, November 2003, November 2002 and November 2001, respectively.

[4] Substantially all assets under management are valued as of calendar month end.

[5] Includes both the firm's fundamental equity and quantitative equity strategies.

[6] Primarily includes private equity funds, hedge funds, real estate funds, certain currency and asset allocation strategies and other assets allocated to external investment managers.

[7] Includes $4 billion in non-money market assets related to the firm's acquisition of Ayco.

Board of Directors

Henry M. Paulson, Jr.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Lloyd C. Blankfein
PRESIDENT AND CHIEF OPERATING OFFICER

Lord Browne of Madingley
GROUP CHIEF EXECUTIVE OF BP P.L.C.

John H. Bryan
RETIRED CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF SARA LEE CORPORATION

Claes Dahlbäck
EXECUTIVE VICE CHAIRMAN OF W CAPITAL MANAGEMENT

Stephen Friedman
SENIOR ADVISOR, STONE POINT CAPITAL

William W. George
RETIRED CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF MEDTRONIC, INC.

James A. Johnson
VICE CHAIRMAN OF PERSEUS, L.L.C.

Lois D. Juliber
FORMER VICE CHAIRMAN AND CHIEF OPERATING OFFICER OF COLGATE-PALMOLIVE COMPANY

Edward M. Liddy
CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF THE ALLSTATE CORPORATION

Ruth J. Simmons
PRESIDENT OF BROWN UNIVERSITY

John F.W. Rogers
SECRETARY TO THE BOARD

Management Committee

Henry M. Paulson, Jr.
CHIEF EXECUTIVE OFFICER

Lloyd C. Blankfein
CHIEF OPERATING OFFICER

Suzanne M. Nora Johnson
VICE CHAIRMAN

Gary D. Cohn
Christopher A. Cole
J. Michael Evans
Edward C. Forst
Richard A. Friedman
Richard J. Gnodde
Scott B. Kapnick
Kevin W. Kennedy
Peter S. Kraus
Masanori Mochida
Thomas K. Montag
John F.W. Rogers
Eric S. Schwartz
Michael S. Sherwood
David M. Solomon
David A. Viniar
John S. Weinberg
Jon Winkelried

Gregory K. Palm
Esta E. Stecher
GENERAL COUNSELS

Alan M. Cohen
GLOBAL HEAD OF COMPLIANCE

John L. Weinberg
SENIOR CHAIRMAN

Managing Directors

Henry M. Paulson, Jr.
Howard A. Silverstein
Kevin W. Kennedy*
Thomas E. Tuft
Lloyd C. Blankfein
John P. Curtin, Jr.
Frank L. Coulson, Jr.
Richard A. Friedman
Joseph H. Gleberman
Timothy J. O'Neill
John J. Powers
Thomas B. Walker III
Jon Winkelried
Gregory K. Palm
Masanori Mochida
Suzanne M. Nora Johnson
Gene T. Sykes
David A. Viniar
John S. Weinberg
George W. Wellde, Jr.
Sharmin Mossavar-Rahmani
Armen A. Avanessians
Gary D. Cohn
Christopher A. Cole
Henry Cornell
J. Michael Evans
Peter C. Gerhard
Francis J. Ingrassia
Scott B. Kapnick
Peter S. Kraus
Robert Litterman
Thomas K. Montag
Eric S. Schwartz
Richard S. Sharp
Richard G. Sherlund
Michael S. Sherwood
Esta E. Stecher
Byron D. Trott
Tracy R. Wolstencroft
Terence J. O'Neill
E. Gerald Corrigan
Milton R. Berlinski
Jean-Luc Biamonti
Thomas C. Brasco
Peter D. Brundage
Andrew A. Chisholm
Abby Joseph Cohen*
Frank T. Connor
Claudio Costamagna

Randolph L. Cowen*
Paul C. Deighton*
Glenn P. Earle
Paul S. Efron
Charles P. Eve
Edward C. Forst
Christopher G. French
C. Douglas Fuge
Richard J. Gnodde
Jeffrey B. Goldenberg
David B. Heller
Timothy J. Ingrassia
Robert C. Jones
Bruce M. Larson
Anthony D. Lauto*
Gwen R. Libstag
Victor M. Lopez-Balboa
Sanjeev K. Mehra
Richard T. Ong
Sanjay Patel
Stuart M. Rothenberg*
Richard M. Ruzika
Muneer A. Satter
Howard B. Schiller
John P. Shaughnessy
Theodore T. Sotir
Marc A. Spilker
Hsueh J. Sung*
Mark R. Tercek
Robert B. Tudor III
Susan A. Willetts
W. Thomas York, Jr.
Herbert E. Ehlers
Philippe J. Altuzarra
David M. Atkinson
Jonathan A. Beinner
Andrew S. Berman
James J. Birch
David R. Boles
Charles W.A. Bott
Steven M. Bunson
George H. Butcher III
Chris Casciato
Robert J. Christie
Laura C. Conigliaro
John W. Curtis
Matthew S. Darnall
Alexander C. Dibelius
Karlo J. Duvnjak

* *Partnership Committee Members*

Jay S. Dweck
Isabelle Ealet
John E. Eisenberg
Elizabeth C. Fascitelli
Laurie R. Ferber
Oliver L. Frankel
H. John Gilbertson, Jr.
Douglas C. Grip
Celeste A. Guth
Gregory T. Hoogkamp
William L. Jacob III
Andrew J. Kaiser
John L. Kelly
Robert C. King, Jr.
Mark E. Leydecker
Mitchell J. Lieberman
Josephine Linden
Francisco Lopez-Balboa
Antigone Loudiadis*
John A. Mahoney
Charles G.R. Manby
David J. Mastrocola
Theresa E. McCabe
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
Therese L. Miller
Wayne L. Moore
Donald J. Mulvihill
Patrick E. Mulvihill
Duncan L. Niederauer
Robert J. Pace
Stephen R. Pierce
John J. Rafter
Charlotte P. Ransom
John F.W. Rogers
Michael D. Ryan*
J. Michael Sanders
Victor R. Simone, Jr.
Michael M. Smith
Jonathan S. Sobel
Judah C. Sommer
Mark J. Tracey
Michael A. Troy
Kaysie P. Uniacke
Haruko Watanuki
Todd A. Williams
Paolo Zannoni
Yoel Zaoui
Joan H. Zief
Kendrick R. Wilson III

Peter C. Aberg
Frances R. Bermanzohn
Robert A. Berry
Craig W. Broderick
Richard J. Bronks
Lawrence V. Calcano
Richard M. Campbell-Breeden
Anthony H. Carpet
Michael J. Carr*
Kent A. Clark
Timothy J. Cole
Edith W. Cooper*
Neil D. Crowder
John S. Daly
Juan A. Del Rivero
Simon P. Dingemans
Jana Hale Doty
Gordon E. Dyal
Glenn D. Engel
Michael P. Esposito
Steven M. Feldman
Stephen C. Fitzgerald*
Matthew T. Fremont-Smith
Andrew M. Gordon
William M. Grathwohl
David J. Greenwald*
Erol Hakanoglu
Roger C. Harper
Maykin Ho
Timothy E. Hodgson
Christopher G. Hogg
Robert D. Hormats
James A. Hudis
Bimaljit S. Hundal
Sun Bae Kim
Colin E. King
Michael K. Klingher
David J. Kostin
Koji Kotaka
Andrew D. Learoyd
Paulo C. Leme
Hughes B. Lepic
Matthew G. L'Heureux
Roger A. Liddell
Russell E. Makowsky
Robert J. Markwick
John J. Masterson
Kathy M. Matsui
Richard F.X. McArdle
Mark E. McGoldrick

Geraldine F. McManus
James E. Milligan
Yukihiro Moroe
Jeffrey M. Moslow
Andrea Ponti
Michael J. Poulter
Dioscoro-Roy I. Ramos
Joseph Ravitch
Pamela P. Root
Jacob D. Rosengarten
Paul M. Russo
Allen Sangines-Krause
Gary B. Schermerhorn
Steven M. Scopellite
David J. Scudellari
Ravi Sinha
Edward M. Siskind
Sarah E. Smith*
Raymond S. Stolz
Steven H. Strongin
Patrick Sullivan
Greg W. Tebbe
Daisuke Toki
John J. Vaske
George H. Walker IV*
Hsueh Ming Wang
David M. Weil
Mark S. Weiss
Tetsufumi Yamakawa
R. Douglas Henderson
Corrado P. Varoli
James S. Golob
Eileen Rominger
Michael S. Wishart
David M. Solomon
Karen R. Cook*
Gregory A. Agran
Raanan A. Agus
Dean C. Backer
Stuart N. Bernstein
Alison L. Bott
Mark J. Buisseret
Mary D. Byron
Mark M. Carhart
Thomas G. Connolly
Michael G. De Lathauwer
James Del Favero
Martin R. Devenish
Armando A. Diaz
Michele I. Docharty
Thomas M. Dowling

Brian J. Duffy
Edward K. Eisler
Bruce J. Evans
Jeffrey F. Fastov
James A. Fitzpatrick
Matthias K. Frisch
Scott A. Gieselman
Lorenzo Grabau
Peter W. Grieve
Arthur J. Hass
Keith L. Hayes
Bruce A. Heyman
Joanne M. Hill
Daniel E. Holland III
Teresa E. Holliday
Michael R. Housden
Paul J. Huchro
Edith A. Hunt*
Susan J. Hunt
Toni-Dara Infante
Raymond J. Iwanowski
Andrew J. Jonas
Richard Katz
David K. Kaugher
Lawrence S. Keusch
Timothy M. Kingston
Richard E. Kolman
John J. Lauto
Matthew Lavicka
David N. Lawrence
Ronald S. Levin
Kathleen M. Maloney
Robert S. Mancini
Richard P. McNeil
Michael R. Miele
Suok J. Noh
Geoffrey M. Parker
David B. Philip
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Ivan Ross
Katsunori Sago*
Pablo J. Salame
Paul S. Schapira
Jeffrey W. Schroeder
Harvey M. Schwartz*
Karen D. Seitz
Randolph Sesson, Jr.

* *Partnership Committee Members*

Ravi M. Singh
Trevor A. Smith
Daniel L. Sparks
Joseph P. Stevens
Shahriar Tadjbakhsh
Massimo Tononi
Stephen S. Trevor
Donald J. Truesdale
Berent A. Wallendahl
Lance N. West
John S. Willian
Kenneth W. Willman
Andrew F. Wilson
Paul M. Young
Kenneth S. Courtis
Thomas J. Kenny
Jack Levy
Anne Yang
Mark F. Dehnert
Michael H. Siegel
Matthew C. Westerman
Jason H. Ekaireb
Kenneth T. Berents
Seaborn S. Eastland
William C. Montgomery
Stephen P. Hickey
Daniel A. Abut
Yusuf A. Aliredha
John G. Andrews
Francois Andriot
John A. Ashdown
William A. Badia
Christopher M. Barter
Janet L. Bell
John D. Bertuzzi
Elizabeth E. Beshel
Graham Branton
Alan J. Brazil
Melissa R. Brown
Mariafrancesca Carli
Mark Carroll
Amy L. Chasen
W. Reed Chisholm II
Jane P. Chwick
Catherine M. Claydon
Marcus R. Colwell
Peter H. Comisar
Eric J. Coutts
Brahm S. Cramer
Nicholas P. Crapp
Michael L. Crowl
Michael D. Daffey
Paul B. Daitz
Jean A. De Pourtales
James D. Dilworth
Joseph P. DiSabato
Suzanne O. Donohoe
James H. Donovan
Donald J. Duet
Michael L. Dweck
Gregory H. Ekizian
Earl S. Enzer
Christopher H. Eoyang
Norman Feit
Robert K. Frumkes
Richard A. Genna
Kenneth K. Gershenfeld
Robert R. Gheewalla
Gary T. Giglio
Pedro Gonzalez Grau
Gregory M. Gould
Michael J. Graziano
Carmen A. Greco
Sebastian Grigg
Peter Gross
Douglas C. Heidt
David P. Hennessey
Peter C. Herbert
Kenneth W. Hitchner
Peter Hollmann
Philip Holzer
Jay D. Horine
Zu Liu Frederick Hu
Elizabeth A. Husted
John S. Iglehart
Hideki Ishibashi
Walter A. Jackson
Andrew R. Jessop
David M. Jimenez-Blanco
Peter T. Johnston
Roy R. Joseph
Atul Kapur
James C. Katzman
Carsten Kengeter
Gioia M. Kennett
Shigeki Kiritani
Gregory D. Lee
Todd W. Leland
Johan H. Leven
Richard J. Levy
Tobin V. Levy
P. Jeremy Lewis
George C. Liberopoulos
Anthony W. Ling
Bonnie S. Litt
Joseph Longo
Mark G. Machin
John V. Mallory
Blake W. Mather
John J. McCabe
James A. McNamara
Robert A. McTamaney
Luciana D. Miranda
Kevin D. Naughton
Leslie S. Nelson
Fergal J. O'Driscoll
L. Peter O'Hagan
Taneki Ono
Nigel M. O'Sullivan
James R. Paradise
Arthur J. Peponis
B. Andrew Rabin
Philip A. Raper
Michael J. Richman
Paul M. Roberts
Michael S. Rotter
Thomas M. Schwartz
Lisa M. Shalett
David G. Shell
Ralph J. Silva
David T. Simons
Sergio E. Sotolongo
Vickrie C. South
Johannes R. Sulzberger
Richard J. Sussman
Watanan Suthiwartnarueput
Caroline H. Taylor
David H. Tenney
Peter K. Tomozawa
Eiji Ueda
Lucas van Praag
Ashok Varadhan
Casper W. Von Koskull
Jerry T. Wattenberg
Gregg S. Weinstein
Scott R. Weinstein
Martin M. Werner
C. Howard Wietschner
Kurt D. Winkelmann
Melinda B. Wolfe
Wassim G. Younan
Brian Duggan
Nicholas G. Giordano
Donald W. Himpele
Peter T. Lawler
Daniel P. Opperman
James H. Rogan
Gary J. Sveva
Brian J. Toolan
Gregory Zenna
Steven Kerr*
Christopher P. Sullivan
Ruud G. Hendriks
Harry Silver
B. Michael Covell
William J. Young
Donald R. Mullen*
Alison J. Mass
Theodor Weimer
James A. Jacobson, Jr.
Ben I. Adler
Syed H. Ahmad*
Ignacio Alvarez-Rendueles
Lori B. Appelbaum
Philip S. Armstrong
Neil Z. Auerbach
Andrew G. Baird
William J. Bannon
Scott B. Barringer
Steven M. Barry
Jordan M. Bender
Michael G. Berini
Paul D. Bernard
George M. Brady
Joseph M. Busuttil
Jin Yong Cai
Valentino D. Carlotti
Eduardo Centola
James B. Clark
Alexander Classen
Linda S. Daines
Stephen Davies
Oral W. Dawe
Diego De Giorgi
Daniel L. Dees
Kenneth M. Eberts, III
Luca D. Ferrari
David A. Fishman
Alexander W. Fletcher
Orit P. Freedman
Enrico S. Gaglioti
James R. Garvey

** Partnership Committee Members*

Gregg A. Gonsalves
Larry J. Goodwin
Stefan Green
David J. Grounsell
Arun M. Gunewardena
Mary L. Harmon
Valerie J. Harrison
Rumiko Hasegawa
Edward A. Hazel
Melina E. Higgins
Margaret J. Holen
Sean C. Hoover
Thomas J. Houle
Robert F. Incorvaia
Kenneth L. Josselyn
Toshinobu Kasai
Remy Klammers
Peter Labbat
Eric S. Lane
Gregg R. Lemkau
Ryan D. Limaye
Jill E. Lohrfink
Christopher J. Magarro
David J. Marshall
Allan S. Marson
Robert A. Mass
George N. Mattson
Ian R. McCormick
Gerald C. McNamara, Jr.
Stuart G. McPherson
Lance P. Meaney
Bernard A. Mensah
Julian R. Metherell
Masatoki J. Mitsumata
J. Ronald Morgan, III
James P. Morris
Rie Murayama
Mark J. Naylor
Jeffrey P. Nedelman
Gavin G. O'Connor
Todd G. Owens
Fumiko Ozawa
Helen Paleno
Massimo Pappone
Archie W. Parnell
Todd J. Phillips
Anthony J. Principato
Alan M. Rapfogel
Sara E. Recktenwald
Filip A. Rensky
Jeffrey A. Resnick

Thomas S. Riggs, III
Normann G. Roesch
David C. Ryan
David M. Ryan
James E. Sawtell
Marcus Schenck
Susan J. Scher
Stephen M. Scherr
Abraham Shua
Jeffrey S. Sloan
John E. Smollen
Keith G. Starkey
Raymond B. Strong, III
Nicolas F. Tiffou
Can Uran
David H. Voon
John E. Waldron
Robert P. Wall
Michael W. Warren
Christopher S. Wendel
David D. Wildermuth
Kevin L. Willens
Jon A. Woodruff
William M. Wicker
Steven D. Pruett
Douglas M. Angstrom
Emerson P. Jones
Edward R. Wilkinson
Timothy H. Moe
Akio Asuke
Matthew H. Cyzer
Phillip S. Hylander
William W. Archer
Larry M. Kellerman
Gene Reilly
Hilary E. Ackermann
Jeffrey D. Adams
Elizabeth D. Anderson
Jason R. Anderson
Jesus A. Arias
Charles Baillie
Bernardo Bailo
Stacy Bash-Polley
Driss Ben-Brahim
Susan M. Benz
Johannes M. Boomaars
J. Theodore Borter
Mairtin Brady
Timothy J. Bridges
Julia A. Bronson
David D. Buckley

Nicholas F. Burgin
Gerald J. Cardinale
Lik Shuen David Chan
Thomas V. Cholnoky
Colin Coleman
Kenneth W. Coquillette
Michael J. Crinieri
Craig W. Crossman
Jeffrey R. Currie
Stephen D. Daniel
Giorgio De Santis
Bradley S. DeFoor
Alvaro del Castano
David C. Earling
Robert K. Ehudin
Kathy G. Elsesser
Peter C. Enns
Katherine B. Enquist
James P. Esposito
Douglas L. Feagin
Gail S. Fierstein
Pierre-Henri Flamand
Mark C. Fletcher
Timothy T. Furey
Maryann L. Gallivan
Gonzalo R. Garcia
Justin G. Gmelich
Eldridge F. Gray
Michael J. Grimaldi
Benoit Herault
Axel Hoerger
Simon N. Holden
Shin Horie
Adrian M. Jones
Shunji Katayama
Alan S. Kava
Andreas Koernlein
J. Christopher A. Kojima
Kazuaki Kojima
Takahiro Komatsu
Joon Kwun
Simon M. Lamb
Joseph A. LaNasa III
Rudolf N. Lang
Brian J. Lee
George C. Lee
Tim Leissner
Allan S. Levine
Brian T. Levine
Lisette M. Lieberman
Terence Tayseop Lim

Mark A. Lynch
Paula B. Madoff
Puneet Malhi
Simon I. Mansfield
Naomi Matsuoka
Gordon R. McCulloch
Matthew B. McLennan
Bruce H. Mendelsohn
Michael J. Millette
Milton R. Millman
Philip J. Moffitt
Simon P. Morris
Thomas C. Morrow
Marc O. Nachmann
Claire M. Ngo
Erik F. Nielsen
James B. Otness
Douglas S. Patterson
Steven M. Pinkos
Alberto Pravettoni
Andrew F. Pyne
William M. Quinn
Jean Raby
Sandy C. Rattray
Nicholas T. Reid
Richard J. Revell
Kirk L. Rimer
Juliet A. Robinson
David J. Rosenblum
Marc A. Rothenberg
Roy J. Salameh
Matthew L. Schroeder
Peter A. Seibold
Daniel M. Shefter
David A. Shiffman
Susan E. Sidd
Guy C. Slimmon
Claudia Spiess
Joseph F. Squeri
Christoph W. Stanger
Chase O. Stevenson
Richard J. Stingi
Howard B. Surloff
Kunio Tahara
Roland W. Tegeder
Irene Y. Tse
Robin A. Vince
Andrea A. Vittorelli
Theodore T. Wang
Mark K. Weeks
Melanie J. White

Elisha Wiesel
Meurig R. Williams
Alexander D. Wohl
Neil J. Wright
Denise A. Wyllie
Yi Kevin Zhang
Marina L. Roesler
Howard Q. Spooner
Regina Feeney
Sanaz Zaimi
Sheila H. Patel
William M. Roberts
William Lee Hemphill
John Breyo
Thomas V. Conigliaro
Nicholas J. Spencer
Julian D. Abel
John J. Adair
Olusegun O. Aganga
Mark E. Agne
Thomas K. Amster
Anton J. Arriola
Gareth W. Bater
Marjorie Boliscar
Oliver R. Bolitho
Michael F. Bonte-Friedheim
Sally A. Boyle
Lester R. Brafman
Cynthia A. Brower
Randall S. Burkert
Philippe L. Camu
David E. Cantillon
John W. Cembrook
Robert J. Ceremsak
James R. Cielinski
William J. Conley, Jr.
Colin J. Corgan
Thomas W. Cornacchia
Frederick C. Darling
David H. Dase
François-Xavier de Mallmann
Thomas F. Dempsey
L. Brooks Entwistle
Gregory A. Finck
Mark B. Florian
Timothy B. Flynn
Elisabeth Fontenelli
Elizabeth J. Ford
Colleen A. Foster
Linda M. Fox
Jeffrey S. Frase
Kieu L. Frisby
Timur F. Galen
Guillermo Garcia
Rachel C. Golder
Edward J. Guay
Kevin J. Guidotti
Vishal Gupta
Vladimir M. Gutin
Elizabeth M. Hammack
Kuniyoshi Hayashi
Kenneth L. Hirsch
Svein R. Hogset
Robert Howard
Mark Howard-Johnson
Zubin P. Irani
Kevin M. Jordan
James P. Kenney
Steven E. Kent
Masaaki Kimura
Jonathan S. King
Frederick J. Knecht
Yasuro K. Koizumi
Robert A. Koort
J. Douglas Kramer
Tak Sing Kenneth Kwok
Brian J. Lahey
Jonathan A. Langer
Hugh J. Lawson
Cham Chung Ken Lee
Ronald Lee
Deborah R. Leone
Roger E. Linnemann, Jr.
Thomas R. Lynch
Peter J. Lyon
Aadarsh K. Malde
Joseph C. Marconi
Alexander M. Marshall
Paul A. Marson
Thomas H. Mattox
Jason E. Maynard
James P. McCarthy
Dermot W. McDonogh
Olivier F. Meyohas
Gregory C. Mitsch
Wataru Mizoguchi
Scott E. Molin
Arjun N. Murti
Craig J. Nossel
Anthony J. Noto
Peter C. Oppenheimer
Robert W. Pack
Lisa L. Parisi
John M. Perlowski
Carol V. Pledger
Gilberto Pozzi
Krishna S. Rao
Louisa G. Ritter
Nigel C. B. Robinson
Clifton P. Rose
Lisa A. Rotenberg
Pamela S. Ryan
Josephine Scesney
Clare R. Scherrer
Vivian C. Schneck-Last
John A. Sebastian
Peter A. Seccia
Peter D. Selman
Heather K. Shemilt
Kunihiko Shiohara
Gavin Simms
Alec P. Stais
Laurence Stein
Patrick M. Street
Morgan C. Sze
Thomas P. Takacs
Thomas D. Teles
Elena B. Titova
Serena Torielli
Frederick Towfigh
Greg A. Tusar
Philip J. Venables
Alejandro Vollbrechthausen
Peter J. Warren
Richard A. Weissmann
Eileen M. White
Deborah B. Wilkens
Samuel J. Wisnia
Shinichi Yokote
Peter J. Zangari
Kelly C. Coffey
Alan M. Cohen
Michiel P. Lap
Kota Nakako
Jane Hargreaves
Dong-Kee Shin
Peter E. Scialla
Helena Koo
Dhruv Narain
John T. Kilgallon
Takushi Abe
Richard L. Kauffman*
Reinhard B. Koester
Peter F. Spies
Richard C. Snow
Stefan R. Bollinger
Linnea K. Conrad
Gregory B. Carey
Paul R. Aaron
Koichiro Abe
Andrew W. Alford
Fareed T. Ali
William D. Anderson, Jr.
Yoshio Ando
Rachel Ascher
Dolores S. Bamford
Benjamin C. Barber
Slim C. Bentami
Leslie A. Biddle
Susan G. Bowers
Christoph M. Brand
Michael J. Brandmeyer
Andrew I. Braun
Anne F. Brennan
Tony M. Briney
Patrick T. Briody
Clifford V. Brokaw IV
Adam J. Brooks
Jason M. Brown
Nancy D. Browne
Elizabeth M. Burban
Anthony Cammarata, Jr.
David C. Carlebach
Alain Carrier
Donald J. Casturo
Paul L. Chapman
James R. Charnley
Martin Cher
Elena Ciallie
Matthew J. Clark
Scott Coleman
David C. Coquillette
Ann S. Costello
Elizabeth Cottam
Jeffrey F. Daly
Debora J. Daskivich
Michael C. Dawley
Ahmad B. Deek
Karl M. Devine
Jamal Dhanani
Andrew M. Dodd

* *Partnership Committee Members*

Aidan P. Dunn
Laurent M. Dupeyron
William J. Elliott
Mark Evans
William J. Fallon
Matthew J. Fassler
Nigel K. Faulkner
Jose M. Fernandez
Wolfgang Fink
Silverio Foresi
Barry J. Friedman
Dino Fusco
James R. Garman
Kevin S. Gasvoda
Paul E. Germain
Kenneth E. Glassman
Sarah J. Gray
Jason R. Haas
Edward G. Hadden
Thomas E. Halverson
Eric I. Hamou
Jan Hatzius
Jennifer M. Hill
Nigel R. Hill
Jens D. Hofmann
Laura A. Holleman
Dane E. Holmes
R. Maynard Holt III
Leo Z. Huang
Robyn A. Huffman
Alastair J. Hunt
Leonid Ioffe
David L. Jasper
Pernille D. Jensen
Arihiro Kanda
Shafiq A. Karmali
Steffen J. Kastner
Stuart A. Katz
Poir-Mok Kee
Christopher M. Keogh
Bjorn P. Killmer
Peter Kimpel
Scott G. Kolar
Annette L. Krassner
Gregory Kuppenheimer
Linda A. LaGorga
Steffen C. Landauer
Scott R. Lange
Harvey Chi Chung Lee
Joseph B. Lee
Eugene H. Leouzon
Wayne M. Leslie
Kemp J. Lewis
John S. Lindfors
Iain Lindsay
Michael C. Liou
Hugo P. MacNeill
Margaret M. Mager
Arline Mann
Andrew A. McEachern
Christopher D. McFadden
Kevin T. McGuire
Thomas J. McLaughlin
Avinash Mehrotra
Jonathan M. Meltzer
Christopher Milner
Elizabeth A. Mily
Christina P. Minnis
Cheri S. Mowrey Davison
Yumiko Murakami
Arun Murthy
Kenichi Nagasu
Tetsuo Naraha
Massimiliano Nardulli
Kiele E. Neas
Ted K. Neely II
Michael L. November
Toru Okabe
Timothy J. O'Reilly
Richard O'Toole
Konstantinos N. Pantazopoulos
Bryant C. Park
Alfredo J. Pastro
Robert D. Patch
Bruce B. Petersen
Nadja Pinnavaia
Cameron P. Poetzscher
Kenneth A. Pontarelli
Vijay C. Popat
Dirk M. Popielas
Lora J. Price
Lorin P. Radtke
Deepak K. Rao
Buckley T. Ratchford
Timothy W. Reilly
Dierk M. Reuter
Luigi G. Rizzo
J. Timothy Romer
Howard M. Rowe
Juan A. Sabater
Robert W. Savage
John R. Sawtell
Alexander Schrantz
Paul D. Scialla
Lewis M. Segal
Harvey S. Shapiro
Mark D. Shattan
Adam Sherman
Hiroko Shinoda
Keith A. Shultis
Suhail A. Sikhtian
Norborne G. Smith III
Ying Ying Glenda So
David Z. Solomon
Robert C. Spofford
Joseph J. Struzziery III
Randolph A. Stuzin
Damian E. Sutcliffe
Robert J. Sweeney
Yozo Tachibana
Adam L. Taetle
Pawan Tewari
J. David Tracy
Terrence P. Travis
Benoit Valentin
Damian J. Valentino
Thomas A. Wagner
Paul Walker
Alan S. Waxman
Nicholas H. Weber
Dominic A. Wilson
Gavin E. Wilson
Steve Windsor
Martin Wiwen-Nilsson
Yoshihiko Yano
Pei Pei Yu
Mark R. Beveridge
Xing Zhang
Hector E. Negroni
Martin R. Chavez
William T. Howard, Jr.
Mark Perwien
Sarah Orsay
Atosa Moini
Edward Madara III
Stephen J. O'Flaherty
Court E. Golumbic
Alasdair J. Warren
Jamil Baz
Douglas Borden
Yoshiyuki Hoshino
Howard Fisher
Ian Gilday
Dorothee Blessing
Amar Kuchinad
Marshall Smith
Robert K. Jacobsen
Charles F. Adams
John Chrysikopoulos
Richard A. Kimball, Jr.
Kent D. Daniel
Min Hee Kim
Salvatore Di Stasi
Nancy Gloor
Guy M. du Parc Braham
James C. Wardlaw
Vincent Duhamel
Thomas J. Stein
Hobart L. Epstein
Farid Pasha
John C. Weingart
Ghassan A. Abdul Karim
Asif M. Adatia
Nick S. Advani
Sang Gyun Ahn
Analisa M. Allen
Mark A. Allen
Ichiro Amano
Andrea Anselmetti
Lori H. Arndt
Akihiko Asami
Richard J. Aslanian
Jeffrey D. Barnett
Stephanie K. Bell-Rose
Tracey E. Benford
Gaurav Bhandari
Marc O. Boheim
Vivek Bohra
Ralane F. Bonn
Andrew C. Bound
Patricia L. Bowden
John E. Bowman III
Oonagh T. Bradley
Samuel S. Britton
Russell A. Broome
Torrey J. Browder
Derek T. Brown
Samantha R. Brown
Steve M. Bunkin
Mark J. Buono
Charles E. Burrows
Shawn P. Byron
Jason G. Cahilly

Scott C. Campbell
Marguarite A. Carmody
Stuart A. Cash
Christopher L. Castello
Nien Tze Elizabeth Chen
Chul Chung
Denis P. Coleman III
Kevin P. Connors
Richard N. Cormack
James V. Covello
Christian P. de Haaij
Mark E. DeNatale
Olaf Diaz-Pintado
Albert F. Dombrowski
Katinka I. Domotorffy
Keith Douglas
Daniel A. Dreyfus
Kirsten A. Dzialga
Henrik G. Ehrnrooth
David P. Eisman
Carl Faker
Stephan J. Feldgoise
Patrick J. Fels
Benjamin W. Ferguson
Samuel W. Finkelstein
Peter E. Finn
David L. Fishman
Yuji Fujimori
Sean J. Gallagher
Ivan C. Gallegos Rivas
James P. Ganley
Francesco U. Garzarelli
Basil P. Geoghegan
Michelle Gill
Alicia K. Glen
James Gomez
Francisco X. Gonzalez
Jason A. Gottlieb
Maria M. Grant
Christoph Gugelmann
John D. Haase
Mark K. Hancock
Martin Hintze
Todd Hohman
James P. Houghton
Shumin Huang
Bradley Hunt
Christopher E. Hussey
Roma A. Jakiwczyk
Etsuko Kanayama
Hiroyuki Kaneda
Maria Karahalis
Dimitrios Kavvathas
C. Annette Kelton
Scott E. Kilgallen
John J. Kim
James A. King
Hideki Kinuhata
John W. Kneisley
Adam D. Knight
Michael E. Koester
John N. Kolz
Christopher P. Lalli
Lori A. Lancaster
Brett W. Lankester
Roy I. Lapidus
Geoffrey C. Lee
Laurent Lellouche
Jesse H. Lentchner
John R. Levene
Bradford S. Levy
Damien Liebaut
Terence M. Lim
Hao Cheng Liu
Lindsay P. LoBue
Joseph W. Macaione
Ian W. MacLeod
David M. Marcinek
Marvin Markus
Tan Maruyama
Roger C. Matthews, Jr.
Thomas F. Matthias
Joseph L. Mazzella
F. Scott McDermott
Ian A. McDonald
John J. McGuire, Jr.
Sean T. McHugh
Peter D. Meyer
Carolina Minio-Paluello
James G. Mitchell
David R. Mittelbusher
Bryan P. Mix
Timothy A. Morgan
Junko Mori
Jean-Louis F. Morisot
Takashi Murata
Massoud Mussavian
Faris S. Naber
Amol S. Naik
Basant Nanda
Michael T. Nartey
Chiang-Ling Ng
Junya Nishiwaki
Masatomo Odagawa
Tosa Ogbomo
Mitsunari Okamoto
Husnu H. Okvuran
San W. Orr III
Peter J. Ort
Jennifer A. Padovani
Fred B. Parish, Jr.
Martin A. Pennay
Nicholas W. Phillips
Louis Piliego
Michelle H. Pinggera
M. Louise Pitt
James F. Radecki
Richard N. Ramsden
Shlomi Raz
Carl J. Reed
Andrew D. Richard
Paul E. Richards
Scott A. Romanoff
Michael J. Rost
David T. Rusoff
Ankur A. Sahu
Guy E. Saidenberg
Julian C. Salisbury
Brian J. Saluzzo
Lars H. Schonander
David A. Schwimmer
David D. Seeberan
Nobuhiko Seki
Rebecca M. Shaghalian
John W. Shearburn
Magid N. Shenouda
Hiroyuki Shimizu
Julian F. Simon
Michael L. Simpson
Barry Sklar
Jeremy S. Sloan
Jeffrey E. Sockwell
Mark R. Sorrell
John D. Storey
Jonathan W. Summers
Ram K. Sundaram
Tatsuya Suzuki
Michael J. Swenson
Joseph D. Swift
Henry Seiichi Takata
Jasper Tans
Massimo Tassan-Solet
Eric N. Tavel
Teresa A. Teague
Cory W. Thackeray
Klaus B. Toft
Jeffrey M. Tomasi
David G. Torrible
Naoki Toyoizumi
John H. Tribolati
Suzette M. Unger
Leo J. Van Der Linden
Lai Kun Judy Vas Chau
Simone Verri
Paul E. Vigilante
Toby C. Watson
Andrew J. Weisz
Ulrika H. Werdelin
Teresa M. Wilkinson
Oliver C. Will
Joel M. Wine
Andrew E. Wolff
Jennifer O. Youde
Thomas G. Young
Fan Frank Yu
Han Song Zhu
Lauren J. Zucker
Hidehiro Imatsu
Wei Zhu
Edin Buturovic
Pekka I. Soininen
Robert Uhl
Steven A. Mayer

Advisory Directors

John L. Weinberg
George M. Ross
Peter M. Sacerdote
Peter R. Coneway
Eric S. Dobkin
Jonathan L. Cohen
William C. Landreth
Henry James
Alan A. Shuch
Robert E. Higgins
Carlos A. Cordeiro
Lawrence H. Linden
Cody J Smith
Pieter Maarten Feenstra
Ronald K. Tanemura
Phil M. Darivoff
William C. Dudley
Timothy G. Freshwater
Zi Wang Xu
Timothy B. Bunting

Peter D. Sutherland KCMG
CHAIRMAN OF GOLDMAN SACHS INTERNATIONAL

Senior Directors

John C. Whitehead
H. Frederick Krimendahl II
George E. Doty
Donald R. Gant
James P. Gorter
Robert B. Menschel
Robert E. Mnuchin
Sidney J. Weinberg, Jr.
Thomas B. Walker, Jr.
Richard L. Menschel
Eugene Mercy, Jr.
Stephen B. Kay
Robert N. Downey
Roy J. Zuckerberg
Robert M. Conway
David M. Silfen
Eugene V. Fife
Peter G. Sachs
Willard J. Overlock, Jr.
Mark O. Winkelman
John R. Farmer
Robert J. Katz
Robert K. Steel
Robin Neustein
Philip D. Murphy
Robert S. Kaplan
Patrick J. Ward

International Advisors

Dr. Yousef A. Al-Awadi
Dr. Thomas Bär
Antonio Borges
Dr. Diethart Breipohl
Chester A. Crocker
Keki Dadiseth
Charles de Croisset
Guillermo de la Dehesa
Vladimír Dlouhý
Walter W. Driver Jr.
Oscar Fanjul
The Honorable Thomas S. Foley
Jaime Garcia-Parra
Lord Griffiths of Fforestfach
Professor Victor Halberstadt
Ambassador Kihwan Kim
Klaus Luft
Leslie Maasdorp
Jacques Mayoux
Mario Monti
Akani Thapthimthong
Karel van Miert

Charles Curran, A.O.
INTERNATIONAL ADVISOR TO GOLDMAN SACHS JBWERE

Offices

Atlanta
Auckland*
Bangalore
Bangkok
Beijing
Boston
Buenos Aires
Calgary
Chicago
Dallas
Dublin
Frankfurt
Geneva
George Town
Hong Kong
Houston
Jersey City
Johannesburg
London
Los Angeles
Madrid
Melbourne*
Mexico City
Miami
Milan
Moscow
New York
Paris
Philadelphia
Princeton
Salt Lake City
San Francisco
São Paulo
Seattle
Seoul
Shanghai
Singapore
Stockholm
Sydney*
Taipei
Tampa
Tokyo
Toronto
Washington, D.C.
Zurich

* *Goldman Sachs JBWere*

IN MEMORIAM

JOHN P. McNULTY
With gratitude and admiration, we remember our loyal colleague and friend whose vision enhanced our business, whose leadership inspired our people and whose strong personal character changed us for the better.

Executive Offices

The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004
1-212-902-1000
www.gs.com

Common Stock

The common stock of The Goldman Sachs Group, Inc. is listed on the New York Stock Exchange and trades under the ticker symbol "GS."

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.gs.com.

Shareholder inquiries can also be directed to Investor Relations via our Web site at www.gs.com/shareholders/ or by calling 1-212-902-0300.

2005 Annual Report on Form 10-K

Copies of the firm's 2005 Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission can be accessed via our Web site at www.gs.com/shareholders/.

Copies can also be obtained by contacting Investor Relations via our Web site at www.gs.com/shareholders/ or by calling 1-212-902-0300.

SEC Certifications

The certifications by the Chief Executive Officer and the Chief Financial Officer of The Goldman Sachs Group, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have also been filed as exhibits to the firm's 2005 Annual Report on Form 10-K.

NYSE Certification

The Chief Executive Officer of The Goldman Sachs Group, Inc. made an unqualified certification to the NYSE with respect to the firm's compliance with the NYSE corporate governance listing standards in April 2005.

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of The Goldman Sachs Group, Inc. regarding lost or stolen stock certificates, dividends, changes of address and other issues related to registered share ownership should be addressed to:

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
U.S. and Canada: 1-800-419-2595
International: 1-201-680-6541
www.melloninvestor.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, New York 10017

4350-05-102

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
18%
FSC
www.fsc.org Cert no. SW-COC-668
© 1996 Forest Stewardship Council

This Annual Report is printed on a special production order of FSC certified paper manufactured by Mohawk Paper. It was manufactured with 100% "Green-e" certified renewable wind energy. Goldman Sachs employed a printer for the production of this Annual Report that produces all its own electricity and is a certified "totally enclosed" facility that releases virtually no volatile organic compound emissions to the atmosphere.

The paper utilized in the printing of this Annual Report is certified by the Forest Stewardship Council, which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forest. The paper contains a mix of pulp that is derived from FSC certified well-managed forests; post-consumer recycled paper fibers and other controlled sources. Mohawk's FSC certification for the manufacturer of the paper is SW-COC-668 and Cenveo Anderson Lithograph's FSC "Chain of Custody" certification is SCS-COC-00533.

The Goldman Sachs Business Principles

1. Our clients' interests always come first. Our experience shows that if we serve our clients well, our own success will follow.

2. Our assets are our people, capital and reputation. If any of these is ever diminished, the last is the most difficult to restore. We are dedicated to complying fully with the letter and spirit of the laws, rules and ethical principles that govern us. Our continued success depends upon unswerving adherence to this standard.

3. Our goal is to provide superior returns to our shareholders. Profitability is critical to achieving superior returns, building our capital, and attracting and keeping our best people. Significant employee stock ownership aligns the interests of our employees and our shareholders.

4. We take great pride in the professional quality of our work. We have an uncompromising determination to achieve excellence in everything we undertake. Though we may be involved in a wide variety and heavy volume of activity, we would, if it came to a choice, rather be best than biggest.

5. We stress creativity and imagination in everything we do. While recognizing that the old way may still be the best way, we constantly strive to find a better solution to a client's problems. We pride ourselves on having pioneered many of the practices and techniques that have become standard in the industry.

6. We make an unusual effort to identify and recruit the very best person for every job. Although our activities are measured in billions of dollars, we select our people one by one. In a service business, we know that without the best people, we cannot be the best firm.

7. We offer our people the opportunity to move ahead more rapidly than is possible at most other places. Advancement depends on merit and we have yet to find the limits to the responsibility our best people are able to assume. For us to be successful, our men and women must reflect the diversity of the communities and cultures in which we operate. That means we must attract, retain and motivate people from many backgrounds and perspectives. Being diverse is not optional; it is what we must be.

8. We stress teamwork in everything we do. While individual creativity is always encouraged, we have found that team effort often produces the best results. We have no room for those who put their personal interests ahead of the interests of the firm and its clients.

9. The dedication of our people to the firm and the intense effort they give their jobs are greater than one finds in most other organizations. We think that this is an important part of our success.

10. We consider our size an asset that we try hard to preserve. We want to be big enough to undertake the largest project that any of our clients could contemplate, yet small enough to maintain the loyalty, the intimacy and the esprit de corps that we all treasure and that contribute greatly to our success.

11. We constantly strive to anticipate the rapidly changing needs of our clients and to develop new services to meet those needs. We know that the world of finance will not stand still and that complacency can lead to extinction.

12. We regularly receive confidential information as part of our normal client relationships. To breach a confidence or to use confidential information improperly or carelessly would be unthinkable.

13. Our business is highly competitive, and we aggressively seek to expand our client relationships. However, we must always be fair competitors and must never denigrate other firms.

14. Integrity and honesty are at the heart of our business. We expect our people to maintain high ethical standards in everything they do, both in their work for the firm and in their personal lives.

Goldman
Sachs

www.gs.com